Translation Purpose Only

Kenedix Realty Investment Corporation Report for the Sixth Fiscal Period

Contents


08005694

Investment Highlights

Cash Distribution for the Sixth Fiscal Period (November 1, 2007 to April 30, 2008): ¥16,711 per unit

Note: The sixth fiscal period commenced on November 1, 2007 and ended on April 30, 2008, a period of 182 days.


End of 1st period (2005/10)
End of 2nd period
End of 3rd period (2006/10)
End of 4th period
End of 5th period (2007/10)
End of 6th period
0
50
100
150
200

Financial Highlights

	Results for the First Fiscal Period	Results for the Second Fiscal Period	Results for the Third Fiscal Period	Results for the Fourth Fiscal Period	Results for the Fifth Fiscal Period	Results for the Sixth Fiscal Period
Operating Revenues	¥1,196 million	¥2,871 million	¥5,288 million	¥5,778 million	¥7,208 million	¥8,582 million
Operating Income	¥589 million	¥1,343 million	¥2,565 million	¥2,686 million	¥3,470 million	¥4,065 million
Ordinary Income	¥243 million	¥1,103 million	¥2,125 million	¥2,148 million	¥2,793 million	¥3,343 million
Net Income	¥242 million	¥1,101 million	¥2,124 million	¥2,148 million	¥2,792 million	¥3,342 million
Distribution per Unit	¥3,052	¥13,884	¥13,529	¥13,682	¥13,960	¥16,711

Financial Results

	First Fiscal Period	Second Fiscal Period	Third Fiscal Period	Fourth Fiscal Period	Fifth Fiscal Period	Sixth Fiscal Period
Total Assets	¥77,325 million	¥92,053 million	¥160,314 million	¥188,400 million	¥213,763 million	¥230,520 million
Unitholders' Equity	¥44,527 million	¥45,387 million	¥90,933 million	¥90,877 million	¥127,761 million	¥128,314 million
Unitholders' Equity to Total Assets	57.6%	49.3%	56.7%	48.2%	59.8%	55.7%
Unitholders' Equity per Unit	¥561,008	¥571,840	¥579,192	¥578,839	¥638,809	¥641,570

To Our Unitholders / Interview with the Top Management



Taisuke Miyajima

Investment Strategy Focused on the Tokyo Metropolitan Area and Mid-sized Office Buildings

First of all, could you give us an [illegible] of [illegible] operating results for the [illegible] fiscal period?

We further promoted investments centered on office buildings, which we have been implementing since the third fiscal period, and made quite bold moves in acquiring office buildings and selling residential properties. Specifically, we acquired 14 office buildings worth approximately ¥50 billion, while selling 23 residential properties worth approximately ¥30 billion. Our property management is shifting steadily to one that is focused on mid-sized office buildings.

With these replacements, the proportion of residential properties in our portfolio has been lowered to a level that is just under [illegible], and our policy is to sell off all of our residential properties in the future. This stance has been taken to eliminate investment risks in residential properties, for which there is a sense of over-supply in the market. Speaking in terms of investment area, the ratio of our current investments in the Tokyo metropolitan area is approximately 80%. We intend to focus our investments on the Tokyo metropolitan area, and continue to invest in quality properties with good locations in the government-designated cities of Osaka, Nagoya and Fukuoka, which all have good business areas.

Could you tell us about the distribution?

The distribution for the sixth fiscal period was ¥16,71[illegible] per unit. This includes gains/losses on sales of residential properties, but if excluded, the distribution is approximately ¥14,100. We conduct management based on distributions per unit that exclude gains/losses on sales. The foundation of our management is the stable growth of distributions. We believe that we can continue to realize stable growth, through a strong office building market, internal growth such as rises in rents along with a strong market, as well as property acquisitions backed by stable financial health.

Kenedix's Strengths and Opportunities in a Mid-sized Office Market

Concentrated investment in mid-sized office buildings: Why this investment segment and what are your targets?

Actually, investment in the mid-sized office market segment is what the Kenedix Group has been specializing in for the past 10 years.

The target of our REIT is a total asset value of 400 billion yen, and 100 buildings at an average of 4 billion yen per building. In terms of rent area, one floor of approximately 100 tsubo is Kenedix's strongest realm. According to a Tokyo metropolitan government survey asking how many employees work in

its office, 93% of the respondents answered that it was 20 persons or less. These are all mid-sized office building clients, not large-sized, and where potential demand lies in which we can utilize our strengths.

In this very market, we have built up sufficient know-how, experience and track records in property sourcing/investment, enhancing value, leasing and selling; and furthermore, we have capable human resources.

In addition, from a global standpoint, strategies that are focused on a specific market match the flow in which investors themselves engage in diversified investments in respective REITs that concentrate investment in specific markets.

Three Key Points in Distinguishing Value When Acquiring Properties

Could you tell us about the key points you look for in acquiring properties?

There are three. First is prospects for the future. Even if there are some properties that do not generate cash flow, the overall portfolio can absorb this. Moreover, we proactively purchase properties that will have higher value in the future. The second is potential. When we purchase a building with a lot of vacancies, the ability to ascertain the potential and to check the profitability of the property is required.

The third is know-how. This concerns judgment regarding what type of money to use, for what purpose, and at what timing in order to enhance property value. For example, a current rent of ¥15,000 per tsubo could rise to ¥17,000 if we did A, but it could rise to ¥20,000 if we did B: it is about judgment concerning what is the most effective way to realize investment profits.

Since we have focused on mid-sized office buildings, and not on residential properties, commercial facilities or warehouses, we are now able to say that certain properties are a "buy." We have managed to accumulate this much know-how during the three years after our IPO.

Merits of Scale Born from Concentrated Strategies

Could you share with us about the management of your properties?

We currently manage 60 office buildings. We would have a hard time for cutting costs if we do renovations on each building individually, but by conducting renovations on multiple buildings simultaneously, the scale of the renovations becomes bigger. Thus, the principle of competition naturally kicks in, enabling us to place orders to excellent contractors of higher quality. As a case in point, in the sixth fiscal period we were able to cut total renovation costs



from approximately ¥440 million to approximately ¥270 million through bulk auction for air conditioning renovations at five buildings. There are also many similar cases.

As a result, we are able to obtain competitiveness that cannot even be compared to a party managing just one building. By having a portfolio that concentrates investment in mid-sized office buildings, we are now able to enjoy the merits of scale that could only be realized in the large-scale office segment in the past.

Customer Satisfaction means Strengthening Relations with Tenants - Our Customers

Could you tell us about the customer satisfaction survey that was conducted as a part of your CS strategy?

Among our valuable customers, in addition to our investors, are the tenants that occupy our office buildings. We have conducted CS surveys of tenants twice. Based on the first survey, we strived to strengthen the hardware side of our buildings, such as heightened security and renewal of parts of buildings in terms of the waterworks. In the second survey, we were able to confirm that satisfaction rates were clearly improving.



We believe that this influences rent negotiations, and in fact, about 40% of negotiated tenants agreed to rent raises in the fifth fiscal period and over 50% in the sixth fiscal period. In addition, we do acknowledge that it is important for us to work on not only the facilities (hardware) side but also on the services (software) side of our buildings.

Are we able to respond speedily when the fluorescent lighting is about to burn out? Does the cleaning staff greet tenants properly when entering the building? The accumulation of such efforts will surely appear in survey results. This will be a key point in raising rents while reducing vacancies.

Maintaining Expertise in Managing Mid-sized Office Buildings

Please tell us about future endeavors and prospects.

It has only been about three years since the Tokyo office market saw recovery in rent prices in 2005. Historically speaking, current rent levels are not that high, and in addition, vacancies have remained low, and office demand continues to be strong.

Financial institutions indicate proactive lending stances to REITs that invest in quality office buildings with solid location conditions. In other words, we would be able to materialize expansion in investment activities by continuing the strategies I have shared with you.

With a solid financial base, abundant know-how in real estate management and the market on our side, we wish to provide fruitful investment opportunities to as many investors as possible.



Questions & Answers

About Kendix REIT Management

Q. What are the special features of the Asset Management Company?

A. Kenedix REIT Management, Inc. is a wholly owned subsidiary of Kenedix, Inc., a company listed on the First Section of the Tokyo Stock Exchange and a pioneer in the real estate investment management industry. The Asset Management Company receives the full support of its parent company including personnel and information exchange.

Accordingly, the Asset Management Company boasts specialized knowledge of real estate and finance markets. In this manner, Kenedix REIT Management, Inc. leverages the experience and know-how of Kenedix, Inc. and its group companies.

As an independent asset management company, Kenedix REIT Management, Inc. strives to deliver a full range of services based on investors' perspectives. Consistent with the philosophy of the Kenedix Group, the Asset Management Company is comprised of individuals committed to realizing this investor-oriented objective.

Growth Potential

Q. What target for asset scale have you set for the future?

A. The Investment Corporation will aim to build a strong portfolio focusing on mid-sized office buildings and has set ¥400 billion in asset size as a mid- and long-term goal. Our goals, however, do not revolve entirely around increasing asset scale. The Investment Corporation seeks to continue improving the quality of its portfolio in such terms as location, size and type of properties, through various measures, including replacement of assets based on the type and area of the assets.

Q. What is the Investment Corporation's property acquisition strategy?

A. The Investment Corporation leverages a multi-pipeline of real estate and market information gathered through the original network of the Asset Management Company and the support-line of the Kenedix Group. The Asset Management Company boasts experienced personnel transferred from the Acquisition Department of Kenedix, Inc. with an extensive network comprising specialists in the finance, construction, property development, investment fund, corporate, real estate intermediary, legal and accounting fields. This network is expected to provide the platform for future external growth.

The Investment Corporation also receives information from its support-line with the Kenedix Group relating to brokerage properties, pension funds, private-placement funds, development and real estate proposals. The Investment Corporation has executed a Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd. under which it maintains a preferential position regarding investment property acquisition.

Another key role of the support-line is to facilitate property acquisition through the warehousing function.

Property Management

Q. What steps does the Investment Corporation take with regard to property management?

A. Rental revenues provide a major source of income for the Investment Corporation. Accordingly, every effort is made to maintain and enhance rent level and occupancy ratios, which are the key components in the Investment Corporations' leasing activities. While taking into consideration economic and real estate market trends, the Investment Corporation adopts a tenant-oriented approach to its leasing activities with the aim of ensuring a timely and flexible response as well as optimal tenant satisfaction.

Rental revenue aforementioned, the Asset Management Company undertakes property management activities as follows.

- Identify and enhance satisfaction through use of tenant surveys
- Maintain attractive properties based on KDX standards
- Leasing management based on CS Strategy
- Careful control of management and operating costs

The Investment Corporation has appointed Kenedix REIT Management, Inc. as its sole property management company.

Financial Strategy

Q. What benchmark have you established for interest-bearing debt ratio, and what are the Investment Corporation's debt policies?

A. The Investment Corporation is conscious of maintaining a conservative financial strategy together with an appropriate interest-bearing debt ratio (a balance between total assets and interest-bearing debt). Currently, the target ratio is set between 30 to around 50%. The Investment Corporation seeks to continue diversifying the debt maturity to decrease the refinance risk. In addition, the Investment Corporation will aim

to lengthen the average debt maturity by increasing the portion of its long-term borrowings and issuing the investment corporation bonds.

Q. How do you see interest rate trends in the future? What measures do you have in place to avoid the risk of future increase in interest rates?

A. The interest rates are expected to show a moderate rise. We believe the key factor in determining future market conditions will be the speed of interest rate increase. If the pace at which interest rates rise serves to promote economic growth, the impact on real estate markets is naturally favorable. For example, in an environment where economic growth outpaces the increase of interest rates, rent levels can also be expected to rise. With this in mind, the Investment Corporation invests mainly in mid-sized office buildings, characterized by relatively high rates of tenant turnover. Under these circumstances, we are able to maintain rent levels in line with market trends. In an effort to avoid the risk of future increase in interest rates, the Investment Corporation adopts a prudent fixed interest rate policy. In principle, we enter into interest-rate swap agreements to fix cost levels on floating rate long-term debt. The Investment Corporation completed converting the interest rates to fixed interest rates for 93.5% (¥84.0 billion) of the balance of interest-bearing debt (¥89.75 billion) as of the end of the sixth fiscal period. Furthermore, the Investment Corporation acquired an A3 credit rating from Moody's Investors Services, Inc. and A+ rating from Japan Credit Rating Agency, Ltd. In addition, we have issued 5 year and 10 year investment corporation bonds (fixed interest rate) in March 2007.

You can see more "Questions & Answers" at our renewed website.

We have renewed our website as of March 2008.

Emphasis on Mid-sized Office Buildings in Tokyo Metropolitan Area

The Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. Reflecting the recent office market trend, we will continue to focus investing in mid-sized office buildings in Tokyo metropolitan area.

Office portfolio (as of August 1, 2008)


Acquisition price (Tokyo metropolitan area)
Acquisition price (Other regional areas)
Office portfolio (based on acquisition price)
Other regional areas (10 properties) 17.7%
Central Tokyo (33 properties) 61.1%
Tokyo metropolitan area (excluding central Tokyo) (10 properties) 21.1%
Miyagi 1 property ¥2.1B
Niigata 1 property ¥1.3B
Aichi 1 property ¥8.3B
Greater Osaka area 5 properties ¥16.3B
Fukuoka 2 properties ¥7.2B
Central Tokyo 33 properties ¥121.7B
Other 18 wards 8 properties ¥18.3B


Potentially strong demand for mid-sized office buildings by tenants
Breakdown of offices based on number of employees per office
Broad based stock of mid-sized office buildings
Distribution of office buildings by tsubo (Central Tokyo)


Increasing focus on mid-sized office buildings in Tokyo metropolitan area
1,200
1,000
800
600
400
200
0
Central Tokyo
Other Tokyo metropolitan area
Other regional areas
279
368
677
781
932
1,098
End of 1st period
End of 2nd period
End of 3rd period
End of 4th period
End of 5th period
End of 6th period
Note: Central Tokyo: Chiyoda, Chuo, Minato, Shibuya, Shinjuku
Other regional areas
Central Tokyo
Other Tokyo metropolitan area
Tokyo Metropolitan Area accounts for 80.4%


6mins (5properties) ¥18.0B
7-10mins (3properties) 6.6B
5mins (10properties) ¥27.3B
1min (14properties) ¥54.5B
4mins (5properties) ¥15.6B
3mins (11properties) ¥32.5B
2mins (10properties) ¥31.8B
Within 3 mins 63.0%, Within 6 mins 95.3%


Composition of portfolio assets by total floor area
More than 10,000m² (5properties) ¥31.7B
Less than 3,000m² (15properties) ¥28.9B
3,000m²–10,000m² (36properties) ¥127.6B
3,000m²–10,000m² accounts for 67.7%

Notes:

1. The above graph indicates the office portfolio value. The figures includes the acquisition price of building planned to be acquired of Sakae 4-chome Office Building (Tentative Name) (¥4,325M)
2. "Ratio" is the ratio of the amount allocated in the balance sheets to the total assets rounded to the first decimal place.

Track record for increasing the rent level for new contracts


Changes in average rent increases (rents for new tenants)
25%
20%
15%
10%
5%
0%
16.5%
14.9%
16.2%
21.6%
3rd period
4th period
5th period
6th period
Average variances (incl. rent decreases):
3rd period: 7.0% 5th period: 11.4%
4th period: 14.0% 6th period: 16.7%
Note: The above figures represent the simple average variances in rents for all new contracts


Breakdown of change rates for rents of new contracts (6th period)
(based on leased area)
Δ5-Δ10%
0-Δ5%
More than 30% increase
+0~5%
+5~10%
+10~20%
+20~30%
Average variances by region (simple average for all cases)
Central Tokyo: 35.5% (7 rent increase, no rent decrease)
Other Tokyo metropolitan area: 13.2% (5 rent increase and 1 rent decrease)
Other regional area: 8.3% (9 rent increase and 4 rent decrease)
Note: The above percentages represent the variances from the average rents for new tenants of the relevant office buildings (offices on 2nd floor or above)


Revised memorandum of understanding (2007/4)
Priority information
KENEDIX

As a result of the revisions, the Pipeline relationship between the Kenedix Group and the Investment Corporation was significantly strengthened, allowing the Investment Corporation preferential rights to properties developed by the Kenedix Group. The Investment Corporation and the sponsor company plans to closely cooperate to achieve further external growth in such investments as Group-wide joint investments and property developments.

Leverage of Kenedix Group's Management Expertise to Maximum Extent

By increasing rents through enhancement of customer satisfaction and reducing renovation costs through utilization of scale merit, we aim to expand earnings by fully utilizing the know-how of the Kenedix Group, which excels in "mid-sized office buildings."

■ Breakdown of change rates for rents of new contracts (6th period)



-5 to -10%
0 to -5%
0 to +5%
+5 to +10%
+10 to +20%
+20 to +30%
More than 30% increase

■ Breakdown of change rates for rents of renewed contracts (6th period)



+20 to +30%
+10 to +20%
Unchanged
48.5%
+5 to +10%
0 to +5%
51.5

Average variances by area (simple average for all cases)

[illegible]	[illegible]	[illegible]
Other [illegible]	[illegible]	[illegible]
Other regional areas	[illegible]	[illegible]

Note: [illegible]

Track record for increasing the rent level for renewed contracts

Changes in ratios of rent increase cases and average rent increases



Ratios of rent increase cases
Average rent increases
60%
40%
20%
0%
7.8%
7.5%
6.9%
51.5%
8%
6%
4%
2%
0%
4th period
5th period
6th period

Note: The ratios of rent increase cases above reflect all upward rent revisions achieved through negotiations irrespective of renewal terms. The ratios of rent increase cases are based on leased floor area, whereas the average rent increases are based on rents.

Breakdown of change rates for rents of renewed contracts (6th period)



+20~30%
+10~20%
Unchanged
51.5%
+5~10%
+0~5%



Changes in rent levels (market data)

Cost reduction effect by the scale of portfolio

Reduction of construction costs by tendering the installation of air-conditioning facilities (6th period)



Total: ¥443M
Average auction price (5 Co.)
139
103
101
74
-39.3%
Construction costs
70
50
58
¥174M reduction
Total: ¥269M
0
50
100
150
200
250
300
350
400
KDX Nakano-Sakaue Building
KDX Okachimachi Building
KDX Kayabacho Building
KDX Nogizaka Building


A bid for a package of construction projects
Continued bids for high-priced construction projects
Proactive involvement in construction projects subcontracted by KRI (constructor)
Further decrease in construction costs (leading to a greater rate of cost reduction)

■ **Continued bids for high-priced construction projects**

- # of successful bids in 5th period: 4 properties, leading to a cost reduction of ¥190M (a rate of reduction: 24.4%)
- # of successful bids in 6th period: 5 properties as mentioned above, leading to a cost reduction of ¥174M (a rate of reduction: 39.3%)
- # of bids planned in 7th period: 5 properties

Financial Strategy

■ Diversify debt maturity ➤ Debt-financing with an emphasis on diversifying repayments


Amount of debt maturing in each year

■ Fixed debt interest rates ➤
Conservative policy centered on debt at an fixed interest rate


Proportion of debt at fixed interest rate* vs. floating interest rates
Fixed interest rate debt

■ Changes in LTV ➤
Conservative interest-bearing debt ratio (kept within the mid 30% to c. 50% range)


Total interest-bearing debt and LTV

■ Diversified financing methods through issuance of investment corporation bonds

(as of August 1, 2007)

■ Credit Rating

Credit Rating Agency	Details of the Ratings	Acquired Date
Moody's Investors Service (Moody's)	Rating : A3 (Stable)	Feb. 20, 2006
Japan Credit Rating Agency, Ltd. (JCR)	Senior Debts : A+ (Stable)	Dec. 11, 2006

■ Investment Corporation Bonds

	Total Amount of Bonds	Interest Rate	Term	Issuance Date
First Series Unsecured Investment Corporation Bonds	¥9B	1.74% / year	5 years	Mar. 15, 2007
Second Series Unsecured Investment Corporation Bonds	¥3B	2.37% / year	10 years	Mar. 15, 2007

Structure of Investment Corporation


Investment Corporation
Kenedix Realty Investment Corporation
General Meeting of Unitholders
Board of Directors
Accounting Auditor
Ernst & Young ShinNihon
Information and Property Providers
(Support-Line Companies)
Kenedix, Inc.
Kenedix Advisors Co., Ltd.
Asset Management Company
Administrative Agent for Directors' Meeting
Kenedix REIT Management, Inc.
Administration Agent
Asset Custodian
Mizuho Trust & Banking Co., Ltd.
Transfer Agent
The Chuo Mitsui Trust and Banking Co., Limited
①
②
③
④

① Asset Management Agreement / Operating Agency Agreement
② Administrative Agency Agreement / Asset Custodian Agreement
③ Transfer Agency Agreement
④ Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd.

Outline of the Asset Management Company

Name: Kenedix REIT Management, Inc.

Capital: ¥200 million

History:

November 28, 2003	KW REIT Management was established
July 2, 2004	Building Lots and Buildings Transaction Business License, License No. (1) 83303, issued by the Governor of Tokyo
November 9, 2004	Renamed to Kenedix REIT Management, Inc.
February 28, 2005	Discretionary Transaction Agent License, License No. 33, issued by the Governor of Tokyo
April 18, 2005	Investment Corporation/Asset Management License, License No. 44, granted by the Prime Minister of Japan
April 26, 2005	Obtained approval to be Operating Agent for the Investment Corporation
September 30, 2007	Registered as Financial Products Transaction Operator (Investment Management Operator), Financial Instruments Registration No. 323, issued by the Director-General of the Kanto Local Finance Bureau
March 1, 2008	Established Property Management Division to conduct property management business

Organization Chart (As of the end of sixth fiscal period):


Shareholders' Meeting
Auditors
Board of Directors
Compliance Officer
Asset Management Committee
Compliance Committee
CEO and President
Investment Management Division
Property Management Division
Financial Planning Division
Business Administration Division
Asset Investment Group
Asset Management Group
Property Management Group
Engineering Group
IR Group
Finance and Accounting Group
Business Administration Group

Principal Shareholder:

Name	Location	Number of Stocks Owned	Ratio (note)
Kenedix, Inc.	2-2-9, Shimbashi, Minato-ku, Tokyo	6,450 units	100.00%

(Note) Ratio represents the number of stocks owned in proportion to the total number of outstanding stocks.

Portfolio Map / Pictures of Property Acquired During Sixth and Seventh Fiscal Period

Map and pictures are omitted.

Properties Roster

Properties as of the end of the 6th period (68 properties)

●Acquired during the 6th Period

Type	Area	Name		Location	Acquisition Price(¥M) (Note1)	Completion Date (Note2)	Occupancy Ratio (%) (Note 3)
Office	Tokyo Metropolitan Area	Toranomon Toyo Building		Minato ward, Tokyo	9,850	Aug. 1962	99.1
		Hiei Kudan-Kita Building	●	Chiyoda ward, Tokyo	7,600	Mar. 1988	100.0
		KDX Ochanomizu Building		Chiyoda ward, Tokyo	6,400	Aug. 1982	100.0
		KDX Shiba-Daimon Building		Minato ward, Tokyo	6,090	Jul. 1986	100.0
		KDX Kojimachi Building		Chiyoda ward, Tokyo	5,950	May. 1994	98.2
		KDX Nihonbashi 313 Building		Chuo ward, Tokyo	5,940	Apr. 1974	100.0
		Toshin 24 Building		Yokohama, Kanagawa	5,300	Sep. 1984	100.0
		KDX Hirakawacho Building		Chiyoda ward, Tokyo	5,180	Mar. 1988	100.0
		KDX Shin-Yokohama 381 Building	●	Yokohama, Kanagawa	4,700	Mar. 1988	94.6
		Ebisu East 438 Building		Shibuya ward, Tokyo	4,640	Jan. 1992	100.0
		Higashi-Kayabacho Yuraku Building		Chuo ward, Tokyo	4,450	Jan. 1987	100.0
		KDX Toranomon Building		Minato ward, Tokyo	4,400	Apr. 1988	100.0
		KDX Nishi-Gotanda Building		Shinagawa ward, Tokyo	4,200	Nov. 1992	100.0
		KDX Kawasaki-Ekimae Hon-cho Building	●	Kawasaki, Kanagawa	3,760	Feb. 1985	100.0
		KDX Hatchobori Building		Chuo ward, Tokyo	3,680	Jun. 1993	100.0
		KDX Omori Building		Ota ward, Tokyo	3,500	Oct. 1990	100.0
		KDX Hamamatsucho Building		Minato ward, Tokyo	3,460	Sep. 1999	100.0
		KDX Roppongi 228 Building	●	Minato ward, Tokyo	3,300	Apr. 1989	80.4
		KDX Higashi-Shinjuku Building		Shinjuku ward, Tokyo	2,950	Jan. 1990	82.2
		KDX Kayabacho Building		Chuo ward, Tokyo	2,780	Oct. 1987	100.0
		KDX Jimbocho Building	●	Chiyoda ward, Tokyo	2,760	May 1994	0.0
		Nissou Dai-17 Building	●	Yokohama, Kanagawa	2,710	Jul. 1991	100.0
		KDX Shinbashi Building		Minato ward, Tokyo	2,690	Feb. 1992	100.0
		KDX Nakano-Sakaue Building		Nakano ward, Tokyo	2,533	Aug. 1992	100.0
		KDX Shin-Yokohama Building		Yokohama, Kanagawa	2,520	Sep. 1990	100.0
		Harajuku F.F. Building		Shibuya ward, Tokyo	2,450	Nov. 1985	100.0
		Ikejiri-Oohashi Building	●	Meguro ward, Tokyo	2,400	Sep. 1988	91.3
		KDX Kajicho Building		Chiyoda ward, Tokyo	2,350	Mar. 1990	100.0
		KDX Hamacho Nakanohashi Building (Note 4)	●	Chuo ward, Tokyo	2,310	Sep. 1988	100.0
		KDX Hamacho Building		Chuo ward, Tokyo	2,300	Sep. 1993	100.0
		KDX Shinjuku 286 Building		Shinjuku ward, Tokyo	2,300	Aug. 1989	100.0
		FIK Minami Aoyama Building		Minato ward, Tokyo	2,270	Nov. 1988	100.0
		KDX Funabashi Building		Funabashi, Chiba	2,252	Apr. 1989	100.0
		Shin-toshin Maruzen Building	●	Shinjuku ward, Tokyo	2,110	Jul. 1990	100.0
		KDX Okachimachi Building		Taito ward, Tokyo	2,000	Jun. 1988	89.7
		KDX Gobancho Building	●	Chiyoda ward, Tokyo	1,951	Aug. 2000	100.0
		Kanda Kihara Building		Chiyoda ward, Tokyo	1,950	May. 1993	100.0
		KDX Yotsuya Building		Shinjuku ward, Tokyo	1,950	Oct. 1989	100.0
		KDX Shinjuku-Gyoen Building		Shinjuku ward, Tokyo	1,610	Jun. 1992	100.0
		KDX Kiba Building		Koto ward, Tokyo	1,580	Oct. 1992	88.0
		KDX Nishi-Shinjuku Building		Shinjuku ward, Tokyo	1,500	Oct. 1992	100.0
		KDX Monzen-Nakacho Building		Koto ward, Tokyo	1,400	Sep. 1986	100.0
		KDX Kanda Misaki-cho Building	●	Chiyoda ward, Tokyo	1,380	Oct. 1992	86.9
		KDX Hon-Atsugi Building		Atsugi, Kanagawa	1,305	May. 1995	100.0
		KDX Hachioji Buidling		Hachioji, Tokyo	1,155	Dec. 1985	85.6
		KDX Nogizaka Building		Minato ward, Tokyo	1,065	May. 1991	100.0
		KDX Koishikawa Building		Bunkyo, Tokyo	704	Oct. 1992	100.0

Type	Area	Name	Location	Acquisition Price(¥M) (Note1)	Completion Date (Note2)	Occupancy Ratio (%) (Note 3)
Office	Other Regional Areas	Sakae 4-chome Office Building (Tentative Name) (Note 5) •	Nagoya, Aichi	8,325	Jun. 2009	–
		Portus Center Building	Sakai, Osaka	5,570	Sep. 1993	100.0
		Karasuma Building	Kyoto, Kyoto	5,400	Oct. 1982	98.6
		KDX Hakata Minami Building •	Fukuoka, Fukuoka	4,900	Jun. 1973	95.4
		KDX Hakata Building	Fukuoka, Fukuoka	2,350	Jul. 1982	100.0
		KDX Kitahama Building •	Osaka, Osaka	2,220	Jul. 1994	88.1
		KDX Sendai Building	Sendai, Miyagi	2,100	Feb. 1984	93.7
		KDX Minami Semba Dai-1 Building	Osaka, Osaka	1,610	Mar. 1993	87.2
		KDX Minami Semba Dai-2 Building	Osaka, Osaka	1,560	Sep. 1993	94.1
		Hakata Ekimae Dai-2 Building	Fukuoka, Fukuoka	1,430	Sep. 1984	99.3
		KDX Niigata Building	Niigata, Niigata	1,305	Jul. 1983	61.0
	Office (Total 58 properties) Sub Total			188,405	Avg. 21.0 yrs	95.8
Central Urban Retail	Tokyo Metropolitan Area	Frame Jinnan-zaka	Shibuya ward, Tokyo	9,900	Mar. 2005	97.9
		KDX Yoyogi Building	Shibuya ward, Tokyo	2,479	Aug. 1991	100.0
	Other Regional Areas	ZARA Tenjin Nishi-dori	Fukuoka, Fukuoka	3,680	Nov. 2005	100.0
	Central Urban Retail (Total 3 properties) Sub Total			16,059	Avg. 4.9 yrs	98.7
Residential	Tokyo Metropolitan Area	Residence Charmante Tsukishima	Chuo ward, Tokyo	5,353	Jan. 2004	100.0
		Court Mejiro	Shinjuku ward, Tokyo	1,250	Mar. 1997	95.1
		Apartments Motoazabu	Minato ward, Tokyo	1,210	Jan. 2004	90.5
		Apartments Wakamatsu Kawada	Shinjuku ward, Tokyo	1,180	Feb. 2004	92.0
		Gradito Kawaguchi	Kawaguchi, Saitama	1,038	Feb. 2006	100.0
		Court Shin-Okachimachi	Taito ward, Tokyo	878	Oct. 2005	95.4
	Other Regional Areas	Venus Hibarigaoka	Sapporo, Hokkaido	1,800	Mar. 1989	93.0
	Residential (Total 7 properties) Sub Total			12,709	Avg.6.6 yrs	95.4
Total of 68 properties				217,173	Avg.18.9 yrs	95.9

Properties acquired during the 7th period (2 properties)

Type	Area	Name	Location	Acquisition Price(¥M)	Completion Date	Occupancy Ratio (%)
Office	Tokyo Metropolitan Area	KDX Harumi Building	Chuo ward, Tokyo	10,250	Feb. 2008	–
		KDX Iwamoto-cho Building	Chiyoda ward, Tokyo	1,864	Mar. 2008	–
	Office (Total 2 properties) Sub Total			12,114		

Properties sold during the 6th period (23 residential properties)

Name	Acquisition Price(¥M)	Sales Price (¥M)	Name	Acquisition Price(¥M)	Sales Price (¥M)	Name	Acquisition Price(¥M)	Sales Price (¥M)
Regalo Ochanomizu I·II	3,600	3,670	S-court Yokohama Kannai II	945	1,020	Ashiya Royal Homes	2,330	2,420
Storia Shirokane	3,150	3,370	Regalo Komazawa-koen	912	943	Regalo Ibaraki I·II	1,600	1,620
Tre di Casa Minami Aoyama	2,460	2,680	Court Motoasakusa	880	943	Collection Higashi-Sakura	1,264	1,150
Regalo Shiba-koen	2,260	2,280	Bloom Omotesando	875	962	Renaissance 21 Hirao Josui-machi	900	964
Chigasaki Socie Ni-bankan	1,160	1,140	Human Heim Okachimachi	830	905	Montore Nishikoen Bay Court	826	831
Court Nihonbashi-Hakozaki	1,130	1,220	Primo Regalo Kagurazaka	762	770	Abreast Hara	444	494
Court Nishi-Shinjuku	1,130	1,160	Primo Regalo Yoga	730	737	Abreast Hirabari	407	457
Side Denenchofu	1,110	1,110	Court Shimouma	638	644	Residential (Total 23 properties)	30,343	31,490

Notes:

1. Figures in the "Acquisition Price" column represent the real estate or trust beneficiary interest sales price (excluding consumption tax, rounded down to the nearest million yen) for each property acquired, indentified in relevant Real Estate or Trust Beneficiary Interest Purchase and Sales Agreement.
2. The "Completion Date" column refers to the date on which construction was first completed. Each average age subtotal and total for the investment portfolio is shown as the weighted-average portfolio age based upon acquisition prices with a base date of April 30, 2008, and is rounded down to the first decimal place. Sakae 4-chome Office Building (Tentative Name) is not included in the weighted-average portfolio age.

3. "Occupancy Ratio" is the leased floor area divided by total leasable floor area for each property as a percentage to the nearest first decimal place. Ratios for the 67 properties (excluding Sakae 4-chome Office Building (Tentative Name)) held as of the end of sixth fiscal period, are calculated as of April 30, 2008.

4. The current name of the "KDX Hamacho Nakanohashi Building" is the "Hamacho Nakanohashi Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.

5. The total of the land acquired on April 25, 2008 (¥4,000 million) and the building planned to be acquired on July 1, 2009 (¥4,325 million) are shown. In addition, the completion date in the construction contract agreement is shown.

Management Report

Financial Summary

1. Trends in Operating Conditions

Period			Second Fiscal Period (As of Apr. 30, 2006)	Third Fiscal Period (As of Oct. 31, 2006)	Fourth Fiscal Period (As of Apr. 30, 2007)	Fifth Fiscal Period (As of Oct. 31, 2007)	Sixth Fiscal Period (As of Apr. 30, 2008)
Operating revenues		¥M	2,871	5,288	5,778	7,208	8,582
(Rental revenues)		¥M	2,871	5,131	5,647	7,208	7,630
Operating expenses		¥M	1,527	2,723	3,091	3,737	4,517
(Property-related expenses)		¥M	1,265	2,397	2,607	3,205	3,447
Operating income		¥M	1,343	2,565	2,686	3,470	4,065
Ordinary income		¥M	1,103	2,125	2,148	2,793	3,343
Net income	(a)	¥M	1,101	2,124	2,148	2,792	3,342
Total assets	(b)	¥M	92,053	160,314	188,400	213,763	230,520
Interest-bearing debt	(c)	¥M	42,000	62,000	88,500	75,500	89,750
Unitholders' equity	(d)	¥M	45,387	90,933	90,877	127,761	128,314
Unitholders' capital		¥M	44,285	88,729	88,729	124,973	124,973
Number of investment units issued and outstanding	(e)	Per Unit	79,370	157,000	157,000	200,000	200,000
Unitholders' equity per unit	(d)/(e)	Yen	571,840	579,192	578,839	638,809	641,570
Total distribution	(f)	¥M	1,101	2,124	2,148	2,792	3,342
Distribution per unit	(f)/(e)	Yen	13,884	13,529	13,682	13,960	16,711
(Earnings distributed per unit)		Yen	13,884	13,529	13,682	13,960	16,711
(Distribution in excess of earnings per unit)		Yen	–	–	–	–	–
Return on assets (annualized)	(Note 1,2)	%	1.3 (2.6)	1.7 (3.3)	1.2 (2.5)	1.4 (2.8)	1.5 (3.0)
Return on unitholders' equity (annualized)	(Note 2,3)	%	2.5 (4.9)	3.1 (6.2)	2.4 (4.8)	2.6 (5.1)	2.6 (5.2)
Unitholders' equity ratio at the end of period	(d)/(b)	%	49.3	56.7	48.2	59.8	55.7
Interest-bearing debt ratio at the end of period	(c)/(b)	%	45.6	38.7	47.0	35.3	38.9
Payout ratio (Note 4)	(f)/(a)	%	99.9	99.9	100.0	99.9	99.9
[Other reference]							
Number of properties		Properties	35	64	72	77	68
Total leasable floor area		m²	104,868.65	192,085.34	223,322.77	248,653.07	248,625.52
Occupancy ratio at the end of period		%	94.9	95.3	95.9	96.9	95.9
Depreciation expenses for the period		¥M	650	1,135	1,243	1,392	1,430
Capital expenditures for the period		¥M	510	655	1,132	1,238	1,152
Leasing NOI (net operating income)	(Note 5)	¥M	2,256	3,869	4,283	5,394	5,612
FFO (funds from operation)	(Note 6)	¥M	1,752	3,102	3,261	4,184	4,259
FFO per unit	(Note 7)	Yen	22,076	19,759	20,772	20,920	21,297

Notes:

1. Return on assets = Ordinary income / (Total assets at the beginning of period + Total assets at the end of period) / 2 x 100
2. Annualized values for the second fiscal period are calculated based upon a period of 181 days, 184 days for the third fiscal period, 181 days for the fourth fiscal period and 184 days for the fifth fiscal period and 182 days for the sixth fiscal period.
3. Return on unitholders' equity = Net income / (Total unitholders' equity at the beginning of period + Total unitholders' equity at the end of period) / 2 x 100
4. Payout ratio is rounded down to the first decimal place.
5. Leasing NOI = Rental revenues - Rental expenses + Depreciation expenses for the period
6. FFO = Net income + Depreciation expenses for the period - Profit on sale of trust beneficiary interests in real estate or real estate (+ Loss on sale of trust beneficiary interests in real estate or real estate)
7. FFO per unit = FFO / number of investment units issued and outstanding (figures below ¥1 rounded down)

2. Operating Conditions for the Sixth Fiscal Period

(1) The Investment Corporation

The Investment Corporation was established on May 6, 2005 in accordance with the Investment Trust and Investment Corporation Law ("the Investment Trust Law"). On July 21, 2005, the Investment Corporation was listed on the Real Estate Investment Trust Market of the Tokyo Stock Exchange. (Securities Code: 8972). Subsequently, the Investment Corporation has conducted a global offering in May 2006. In addition, the Investment Corporation has conducted the second global offering in May 2007. Consequently, as of April 30, 2008, the end of the sixth fiscal period, the number of investment units issued and outstanding totaled 200,000 units.

The Investment Corporation appointed Kenedix REIT Management, Inc. as its asset management company. In concert with the Asset Management Company, the Investment Corporation strives to maximize cash distribution to investors by securing stable earnings and sustainable investment growth. To this end, the Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation endeavors to develop a diversified investment portfolio named "KENEDIX Selection," adopting a three-point investment criteria based on property type, area and size.

(2) Investment Environment and Management Performance

a. Investment environment

During the fiscal period under review, the Japanese economy shifted from a recovery trend to a stagnant state. Corporate earnings, which had been continuing to recover, weakened and capital expenditures, which had been on an upward trend, have generally leveled off.

As for the real estate market, according to the official announcement of land prices as of January 1, 2008, average land prices in Japan for the one year period from January 2007 increased by 3.8% for commercial land and 1.3% for residential land. This marked the second consecutive year-on-year increase. In Tokyo, the average increase was 15.8% for commercial land and 9.1% for residential land, the third consecutive year that prices for both categories increased. In the three major cities, average land price increases expanded, but points emerged where reductions in increases were seen, mainly in the inner-city areas.

b. Management performance

In the fiscal period under review, the Investment Corporation sold 23 residential properties (initial total acquisition price of ¥30,343 million) to a wholly owned subsidiary of Kenedix, Inc. and acquired 9 office buildings (total acquisition price of ¥31,980 million) from wholly owned subsidiaries of Kenedix, Inc. on February 1, 2008. In addition, the Investment Corporation acquired 5 office buildings (total acquisition price of ¥14,121 million). As a result, the number of properties owned as of April 30, 2008 stood at 68, with a total acquisition price of ¥212,848 million.

Looking at the portfolio as a whole, 86.4% was comprised of office buildings, 7.5% of central urban retail properties and 5.9% of residential properties on an acquisition price basis. The occupancy ratio as of the end of the sixth fiscal period was 95.9%, reflecting stable investment and asset management.

<External Growth Performance after IPO>

		Second Fiscal Period (as of April 30, 2006)		Third Fiscal Period (as of October 31, 2006)		Fourth Fiscal Period (as of April 30, 2007)		Fifth Fiscal Period (as of October 31, 2007)		Sixth Fiscal Period (as of April 30, 2008)	
		Total Acquisition Price (Millions of Yen)	Ratio (%)	Total Acquisition Price (Millions of Yen)	Ratio (%)	Total Acquisition Price (Millions of Yen)	Ratio (%)	Total Acquisition Price (Millions of Yen)	Ratio (%)	Total Acquisition Price (Millions of Yen)	Ratio (%)
Type of Use	Office Buildings	48,269	59.2	86,224	58.7	115,979	66.2	137,979	70.0	184,080	86.4
	Central Urban Retail Properties	12,379	15.2	16,059	10.9	16,059	9.1	16,059	8.1	16,059	7.5
	Residential Properties	20,786	25.5	44,459	30.2	43,052	24.5	43,052	21.8	12,709	5.9
	Total	81,434	100.0	146,742	100.0	175,090	100.0	197,090	100.0	212,848	100.0
Area	Tokyo Metropolitan Area	71,783	88.1	123,321	84.0	150,364	85.8	162,514	82.4	174,923	82.1
	Other Regional Areas	9,651	11.8	23,421	15.9	24,726	14.1	34,576	17.5	37,925	17.8
	Total	81,434	100.0	146,742	100.0	175,090	100.0	197,090	100.0	212,848	100.0

Notes:

1. Total acquisition price is the total of acquisition price for each property classified by type and area.
2. Total acquisition price is rounded down to the nearest million yen. Percentages are rounded down to the nearest first decimal place.

Operation and Management of Existing Properties

The Investment Corporation has appointed the Asset Management Company as its property management company for its entire portfolio. In addition, the Investment Corporation has changed its property management company for the properties held as of February 1, 2008 to the Asset Management Company from Kenedix Advisors Co., Ltd. In establishing a single point of contact for all matters relating to property management activities, the Investment Corporation strives to secure consistent policies, specifications and procedures along with ensuring swift and quality service. As of April 30, 2008, the investment portfolio

maintains a high occupancy ratio. The Investment Corporation is satisfied with the quality of property management.

The Investment Corporation leverages scale merits and the communication and negotiation skills of the Kenedix Group in an effort to reduce operating costs, and have succeeded reductions in building maintenance costs.

◆Change of Property Management Structure

(1) Change of Property Management Company and Master Lease Company

The Investment Corporation has changed its property management company and master lease company as of March 1, 2008. Details are provided in the chart below.

No.	Property Name	Property Management Company		Master Lease Company	
		Current	New	Current	New
Trust beneficiary interest of real estate (Total of 54 properties)					
A-1	KDX Nihonbashi 313 Buildinig	Kenedix Advisors Co., Ltd. ("KDA")	Kenedix REIT Management, Inc. ("the Asset Management Company"or "KRM")	KDA	The Investment Corporation
A-2	KDX Hirakawa-cho Building				
A-3	Higashi-Kayabacho Yuraku Building				
A-4	KDX Hatchobori Building				
A-5	KDX Nakano-Sakaue Building				
A-6	Harajuku F.F. Building				
A-7	FIK Minami Aoyama				
A-8	Kanda Kihara Building				
A-9	KDX Shinjuku-Gyoen Building				
A-10	KDX Koishikawa Building				
A-11	Hakata-Ekimae Dai-2 Building				
A-12	Portus Center Building				
A-13	KDX Kojimachi Building				
A-15	KDX Hamacho Building				
A-16	Toshin 24 Building				
A-17	Ebisu East 438 Building	KDA	KRM	KDA	The Investment Corporation
A-18	KDX Omori Building				
A-19	KDX Hamamatsucho Building				
A-20	KDX Kayabacho Building				
A-21	KDX Shinbashi Building				
A-22	KDX Shin-Yokohama Building				
A-23	KDX Yotsuya Building				
A-24	KDX Minami Semba Dai-1 Building				
A-25	KDX Minami Semba Dai-2 Building				
A-26	KDX Kiba Building				
A-27	KDX Kajicho Building				
A-29	KDX Higashi-Shinjuku Building				
A-32	KDX Shiba-Daimon Building				
A-34	KDX Hon-Atsugi Building				
A-35	KDX Hachioji Building				
A-36	KDX Niigata Building				
A-37	KDX Ochanomizu Building				
A-39	KDX Toranomon Building				
A-40	Toranomon Toyo Building				
A-41	KDX Shinjuku 286 Building				
A-42	Karasuma Building				
A-43	KDX Hakata Building				
A-44	KDX Sendai Building				
A-46	Hiei Kudan-Kita Building				
A-47	KDX Shin-Yokohama 381 Building				
A-49	Nissou Dai-17 Building				

A-50	Ikejiri Oohashi Building				
A-51	KDX Hamacho Nakano-hashi Building				
A-54	KDX Kitahama Building				
B-3	Court Mejiro				
B-4	Apartments Motoazabu				
B-5	Apartments Wakamatsu-Kawada				
B-18	Venus Hibarigaoka				
B-25	Court Shin-Okachimachi				
B-34	Gradito Kawaguchi				
C-2	KDX Yoyogi Building				
B-19	Residence Charmante Tsukishima			Sekiwa Real Estate, Ltd.	No Change
C-1	Frame Jinnan-zaka			- (Note 1)	- (Note 1)
C-3	ZARA Tenjin-dori			- (Note 1)	- (Note 1)
Real Estate (Total of 10 properties)					
A-14	KDX Funabashi Building	KDA	KRM	KDA	— (Note 2)
A-28	KDX Nogizaka Building				
A-30	KDX Nishi-Gotanda Building				
A-31	KDX Monzen-Nakacho Building	KDA	KRM	KDA	— (Note 2)
A-33	KDX Okachimachi Building				
A-38	KDX Nishi-Shinjuku Building				
A-45	KDX Roppongi 228 Building				
A-48	KDX Kawasaki-Ekimae Honcho Building	KDA	KRM	KDA	— (Note 2)
A-52	KDX Kanda Misaki-cho Building				
A-53	KDX Hakata-Minami Building				

Notes:

1. The trustee leases directly to end tenants.
2. As of April 30, 2008, the Investment Corporation leases directly to end tenants.

(2) Reasons of the Changes

The Investment Corporation had been entrusting Kenedix Advisors Co., Ltd., a subsidiary of the Asset Management Company's sponsor company, Kenedix, Inc. as its sole property management company for the entire portfolio. However, in view of the following matters, the structure was shifted to which the Asset Management Company will independently conduct the property management duties.

・A structure which the Asset Management Company independently conducts property management in a consistent manner by conducting prompt and unified management of multiple investment properties and advancing activities in close relation to properties and tenants is viewed to be a more ideal structure.

・Kenedix Advisors Co., Ltd. revised its business details internally in effect of enactment of the Financial Instruments and Exchange Law.

Furthermore, in correlation with the above change, the master lease undertaken by Kenedix Advisors Co., Ltd. (pass-through type of lease for all of its properties) was shifted to a structure under which the Investment Corporation will independently undertake the master lease.

With these changes, the Asset Management Company has changed its organization. Details are provided in "(3) Change of the Organization". Fees related to the property management are at the same level as the fees set in the property management agreement executed with Kenedix Advisors Co., Ltd.

(3) Change of the Organization

The Asset Management Company's organization has changed as follows to enable the Asset Management Company to conduct the property management business (operational management business) on its own for properties owned by the Investment Corporation.

・The "Property Management Division" was established as a dedicated department to conduct the operation and management for properties owned by the Investment Corporation. In addition, the "Property Management Group" and the "Engineering Group"

was established under the "Property Management Division."

・The "Real Estate Investment Group" under the "Investment Management Division" has changed its name to the "Asset Investment Group." This was done from the perspective of creating uniformity among group names under each division.

A majority of the members of the dedicated division at Kenedix Advisors Co., Ltd. (REIT Management Division) that has been handling the operation and management of properties in the Investment Corporation's portfolio were assigned to the Property Management Division.

(3) Capital Acquisition

The Investment Corporation undertook borrowings of ¥15.0 billion to support the acquisition of additional assets and refinanced ¥1.5 billion during the sixth fiscal period to total of ¥16.5 billion in borrowings (¥15.0 billion in long-term borrowings and ¥1.5 billion in short-term borrowings (Note 1)).

As a result, the balance of interest-bearing debt stood at ¥89.75 billion as of April 30, 2008, comprising ¥77.75 billion in borrowings (¥72.0 billion in long-term borrowings and ¥5.75 billion in short-term borrowings) and ¥12.0 billion in investment corporation bonds.

As of April 30, 2008, the Investment Corporation had ¥45.3 billion in long-term borrowings, of which ¥45.3 billion had floating interest rates effectively fixed by utilizing interest-swap agreements. In addition, the long-term debt ratio (Note 2) was 93.5% and the long-term fixed interest debt ratio (Note 3) was 93.5%.

Since its public listing through to the end of the sixth fiscal period, the Investment Corporation has undertaken flexible debt funding on both an unsecured and unguaranteed basis. This is the result of the high standing in which the Investment Corporation, its investment policies, asset quality as well as the personnel and expertise of the Asset Management Company are held among financial institutions. In addition, the Investment Corporation strives to diversify repayment dates for its debt financing in an effort to reduce refinancing risk. The Investment Corporation also strives to extend average repayment periods by placing added emphasis on long-term debt.

Notes:

1. Short-term borrowings refers to borrowings with a period of less than or equal to one year from the drawdown date to the repayment date. Long-term borrowings refers to borrowings with a period of more than one year from the drawdown date to the repayment date.
2. Long-term debt ratio = (Balance of long-term borrowings + Balance of investment corporation bonds) ÷ (Total borrowings + Balance of investment corporation bonds) Long-term debt ratio is rounded down to the nearest first decimal place.
3. Long-term fixed interest debt ratio = (Balance of long-term fixed interest rate borrowings + Balance of investment corporation bonds) ÷ (Total borrowings + Balance of investment corporation bonds) Long-term fixed interest debt ratio is rounded down to the nearest first decimal place.

The balance of long-term fixed interest rate borrowings includes borrowings with floating interest rates effectively fixed by utilizing interest-rate swap agreements.

The Investment Corporation acquired a credit rating of A+ (Outlook: Stable) from Japan Credit Rating Agency, Ltd. in December 2006. This was the second credit rating acquired following the A3 (Outlook: Stable) from Moody's Investors Services, Inc. in February 2006. Details of the credit ratings as of April 30, 2008 are as follows.

Credit Rating Agency	Details of the Ratings
Moody's Investors Service	Rating: A3
	Outlook: Stable
Japan Credit Rating Agency, Ltd.	Senior Debts: A+
	Outlook: Stable

The Investment Corporation filed a debt shelf registration statement in February 2007, and filed an equity shelf registration statement to conduct equity financing in April 2007. Details are as follows.

	Investment Corporation Bonds	Investment Unit Certificate
Planned Issue Amount	¥100,000,000,000 (Note)	¥100,000,000,000
Planned Issuance Period	February 15, 2007 to February 14, 2009	May 7, 2007 to May 6, 2009
Use of Funds	Acquisition funds for specified assets, repayment of borrowings, repayment of investment corporation bonds, refund of lease and guarantee deposits, funds to pay for repairs and maintenance, working capital, etc	Acquisition funds for specified assets, repayment of borrowings, repayment of investment corporation bonds, refund of lease and guarantee deposits, funds to pay for repairs and maintenance, working capital, etc

Note: First Series Unsecured Investment Corporation Bonds of ¥9,000,000,000 and Second Series Unsecured Investment Corporation Bonds of ¥3,000,000,000 has been issued in March 2007 based on the debt shelf registration.

The Investment Corporation established a credit commitment line with Citibank Japan, Ltd. in January 2008, allowing it to borrow up to ¥2.5 billion on an unsecured basis. In addition, the Investment Corporation once again established a credit commitment line with The Bank of Tokyo-Mitsubishi UFJ, Ltd. in March 2008, allowing it to borrow up to ¥2.5 billion on an unsecured basis.

(4) Operating Results and Cash Distribution

As a result of the aforementioned management performance, the Investment Corporation reported operating revenues of ¥8,582 million, operating income of ¥4,065 million, ordinary income of ¥3,343 million and net income of ¥3,342 million for its sixth fiscal period.

In accordance with Article 67.15 of the Special Taxation Measures Law, the Investment Corporation distributes the total amount of its unappropriated retained earnings for each period. Cash distribution for the sixth fiscal period was ¥16,711 per unit.

3. Movements in Investment Units Issued and Outstanding

Movements in unitholders' capital and the number of investment units issued and outstanding until the end of the sixth fiscal period are summarized in the following table.

Settlement Date	Particulars	Investment Units Issued and Outstanding (Units)		Unitholders' Capital (¥M)		Remarks
		Increase (Decrease)	Balance	Increase (Decrease)	Balance	
May 6, 2005	Private placement	400	400	200	200	(Note 1)
July 20, 2005	Public offering	75,000	75,400	41,868	42,068	(Note 2)
August 16, 2005	Third-party allocation	3,970	79,370	2,216	44,285	(Note 3)
May 1, 2006	Public offering	73,660	153,030	42,171	86,456	(Note 4)
May 26, 2006	Third-party allocation	3,970	157,000	2,272	88,729	(Note 5)
May 22, 2007	Public offering	40,900	197,900	34,474	123,203	(Note 6)
June 19, 2007	Third-party allocation	2,100	200,000	1,770	124,973	(Note 7)

Notes:

1. The Investment Corporation was established with an offer price of ¥500,000 per unit.
2. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties. The offer price was ¥580,000 per unit with an underwritten price of ¥558,250 per unit.
3. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties. The issue price was ¥558,250 per unit.
4. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties. The offer price was ¥593,096 per unit with an issue price of ¥572,519 per unit.
5. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties. The issue price was ¥572,519 per unit.
6. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties and repayment of borrowings. The offer price was ¥873,180 per unit with an issue price of ¥842,886 per unit.
7. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties and repayment of borrowings. The issue price was ¥842,886 per unit

Trends of Investment Unit Certificate Price on the Tokyo Stock Exchange

High and low trading prices for the Investment Corporation's investment units for each fiscal period as traded on the REIT market of the Tokyo Stock Exchange were as follows:

Period	Second Fiscal Period	Third Fiscal Period	Fourth Fiscal Period	Fifth Fiscal Period	Sixth Fiscal Period
End of Fiscal Period	April 30,2006	October 31,2006	April 30,2007	October 31,2007	April 30,2008
High Price	¥670,000	¥636,000	¥918,000	¥988,000	¥835,000
Low Price	¥574,000	¥564,000	¥607,000	¥659,000	¥460,000

4. Distribution Performance

Distribution in the sixth fiscal period was ¥16,711 per unit. The Investment Corporation applies the favorable tax treatment (Article 67.15 of the Special Taxation Measures Law) allowing investment corporations to deduct the amount of distributed earnings from corporate income taxes as expenses. Accordingly, the Investment Corporation distributes nearly 100% of period-end disposable earnings.

Fiscal Period Duration of Period	Second Fiscal Period November 1, 2005 to April 30, 2006	Third Fiscal Period May 1, 2006 to October 31, 2006	Fourth Fiscal Period November 1, 2006 to April 30, 2007	Fifth Fiscal Period May 1, 2007 to October 31, 2007	Sixth Fiscal Period November 1, 2007 to April 30, 2008
Unappropriated Retained Earnings	¥1,102,013,492	¥2,124,112,014	¥2,148,117,194	¥2,792,084,129	¥3,342,285,404
Retained Earnings for the next fiscal period	¥40,412	¥59,014	¥43,194	¥84,129	¥85,404
Cash Distributions (Distribution per unit)	¥1,101,973,080 (¥13,884)	¥2,124,053,000 (¥13,529)	¥2,148,074,000 (¥13,682)	¥2,792,000,000 (¥13,960)	¥3,342,200,000 (¥16,711)
Earnings Distributed	¥1,101,973,080	¥2,124,053,000	¥2,148,074,000	¥2,792,000,000	¥3,342,200,000

(Earnings Distributed per unit)	(¥13,884)	(¥13,529)	(¥13,682)	(¥13,960)	(¥16,711)
Payments for capital participations (Payments for capital participations per unit)	– (–)	– (–)	– (–)	– (–)	– (–)

5. Future Management Policies and Pending Issues

(1) Investment Environment

Looking ahead, the Japanese economy is forecast to continue its mild path to recovery, with exports remaining on an upward trend. On the other hand, corporate earnings are weakening for the time being, and capital investment has generally leveled off. Improvements in employment conditions have also come to a standstill and personal consumption has generally leveled off.

As for the real estate market, posted land prices for March 2008 confirmed continued land price appreciation in the three major cities of Tokyo, Osaka and Nagoya. However, it is necessary to keep close tabs on the impact of economic/interest rate trends, supply-demand balance trends, domestic and overseas investors' trends, etc. for future outlook in land price trends.

(2) Management Policies

a. Existing property management strategy (Internal Growth Strategies)

Taking into consideration economic and real estate market trends, the Investment Corporation adopts a tenant-oriented approach to its leasing activities with aims of ensuring a timely and flexible responses as well as optimal tenant satisfaction. Accordingly, the Investment Corporation will aim to increase of the cash flow by offering office environment with high tenant satisfaction. Based on the aforementioned, the Asset Management Company undertakes property management activities as follows:

- Identify and enhance satisfaction through use of tenant surveys
- Maintain attractive properties based on KDX standards
- Leasing management based on CS Strategy
- Careful control of management and operating costs

Identify and enhance tenant satisfaction through use of tenant surveys

The Investment Corporation recognizes each tenant as a key customer and strives to enhance customer satisfaction and raise the competitiveness of its properties as the means to maintain and increase earnings.

The Investment Corporation conducted a customer satisfaction survey through J.D. Power Asia Pacific, Inc., an internationally recognized company that engages in customer satisfaction evaluation, to better understand the needs of its tenants and take steps to respond to their preferences. As a part of this survey the administration officers of each tenant and tenant employees were asked to respond to many questions concerning buildings and facilities as well as operating and management services. The Investment Corporation conducted the first CS survey, which covered 20 of its properties, during the second fiscal period, and the second CS survey, which covered 44 of its properties, during the fifth fiscal period.

Through this vital feedback channel, the Investment Corporation will also implement appropriate maintenance and renovations for each property taking into consideration associated costs and benefits.

In addition, concerning properties where construction was conducted to address customer satisfaction based on the results of the first survey, the effects of such construction (improvements in the level of satisfaction) were studied. The results confirmed that the effects of maintenance and renovations of the "external façade and entrance" and "toilets" were high. The Investment Corporation will use this as reference for determining the priority of maintenance and renovations in the future.

Through these means, the Investment Corporation is working efficiently to generate improvements in rent levels and asset values, increase earnings and promote sustained internal growth.

Maintain attractive properties based on KDX standards

The Investment Corporation aims to provide attractive mid-sized office buildings in order to enhance portfolio value and rental revenues. We believe that the quality of mid-sized office buildings in Japan vary considerably depending on the nature of the owner. For example, a building owned by an individual or small company that owns only one or a few buildings may not have the resources to provide high-quality maintenance. Furthermore, when a building is owned by a large company, property management is often dictated by that company's priorities and does not necessarily correspond to tenant needs or satisfaction.

The Investment Corporation aims to differentiate itself by efficiently providing certain uniform standards, termed "KDX" standards, as well as attractive office environments.

Examples of KDX standards include the followings:

- Installation of security cameras for elevators and entrance halls
- Installation of emergency devices for elevators
- Installation of modern restrooms that include western-style toilets with hot-water self-cleaning functions
- Creation and distribution of security and evacuation maps
- Creation and distribution of detailed building rules

In addition, the Investment Corporation enhances its brand awareness by renaming its office buildings so that "KDX" is included in the new name.

Leasing management based on CS Strategy

The Investment Corporation aims to provide flexible and focused leasing activities that take into account economic and market trends, and that utilize the results of tenant surveys to enhance tenant satisfaction.
In addition, the Investment Corporation believes that tenants at mid-sized office buildings generally tend to have high turnover ratios, and the Investment Corporation is focused on obtaining higher rent levels when entering new lease contracts. The Investment Corporation also negotiates with tenants that pay lower rent levels than the market price in order to raise rents under existing leases.

Careful control of management and operating costs

The Investment Corporation utilizes the scale merits of owning many properties and the negotiating strength of the Kenedix Group (the Kenedix Group refers to Kenedix, Inc., Kenedix Advisors and other related companies, the same applies below) to reduce building management costs. Accordingly, the Investment Corporation reduces property management expenses, electricity costs and property taxes. The Investment Corporation will continue to carefully control management and operating costs by periodically reviewing its property management standards to ensure that they remain relevant and appropriate for each property, and by maintaining an appropriate balance between initiatives that aim to sustain or increase revenues with its efforts to control operating costs.
The Investment Corporation has appointed the Asset Management Company as its sole property management company for the entire portfolio as of the end of the sixth fiscal period. In establishing a single point of contact for all matters relating to property management activities, the Investment Corporation strives to secure consistent policies, specifications and procedures along with ensuring swift and quality service.

b. New Property Investment Strategy (External Growth Strategy)

The Investment Corporation will continue to concentrate on mid-sized office buildings with an emphasis on the Tokyo metropolitan area while also investing in central urban retail property located in highly flourishing districts as an alternative to investment in office properties. In addition, the Investment Corporation will make no new investment in residential properties.
We will take consideration the market environment and asset size in making decisions regarding the disposal of residential properties. Furthermore, the Investment Corporation will consider replacement of assets to increase the weight of investment in the Tokyo Metropolitan Area and to increase the asset size of the portfolio. To facilitate the implementation of the aforementioned investment policy, the Investment Corporation will leverage the "Multi-Pipeline" provided by the support of the Kenedix Group, in addition to the original network of the Asset Management Company.

Through the Multi-Pipeline, the Asset Management Company is positioned to secure real estate information related to properties for which the Kenedix Group acts as intermediary, properties under development, properties that it owns, and pension funds (Note). Based on this information, the Investment Corporation has first preferential negotiating rights for an acquisition. Against the backdrop of a competitive market, the role of the support-line is increasingly significant for the Asset Management Company's acquisition of quality properties.
Note: Pension Funds refer to real estate investment funds for pension plans that are managed by Kenedix Advisors Co., Ltd.

Another key role of the support-line is to facilitate property acquisition through the warehousing function. Under the warehousing function, members of the Kenedix Group may acquire or temporarily hold an investment property in the event that the Investment Corporation is not itself in an immediate position to acquire the property, or the property fails to fully comply with the Investment Corporation's investment criteria at that specific time.

The Investment Corporation seeks to continue improving the quality of its portfolio in terms of location, size and type of properties, through various measures including replacement of assets. In addition, the Investment Corporation will continue to steadily grow by acquiring properties and aims accelerate this growth by utilizing its leverage relationship with the Kenedix Group and the Asset Management Company's original network for sourcing properties, as well as make diversified acquisitions, as discussed below.

Leverage Relationship with the Kenedix Group

As the sponsor company, Kenedix, Inc. has provided property information and support staff to the Investment Corporation and the Asset Management Company. At the same time, the Investment Corporation believes that the role of J-REITs in the Kenedix Group has increased in importance.
In April 2007, the Investment Corporation revised the Memorandum of Understanding between it, Kenedix, Inc., Kenedix Advisors Co.,

Ltd. and the Asset Management Company, which was originally conducted at the time of the Investment Corporation's IPO.
Also as a result of the revisions, the Pipeline relationship between the Kenedix Group and the Investment Corporation was significantly strengthened, allowing the Investment Corporation preferential rights to properties developed by the Kenedix Group. Looking ahead, the Investment Corporation and the sponsor company plans to closely cooperate to achieve further external growth in such investments as Group-wide joint investments and property developments.

Utilize the Asset Management Company's Original Network for Sourcing Properties

The Asset Management Company's employees have diverse experience in the real estate and financial markets in Japan. A part of the Investment Corporation's growth strategy involves acquiring information about potential acquisition opportunities through the Asset Management Company's network. The Investment Corporation plans to continue to utilize the Asset Management Company's knowledge, experience and network of contacts in the real estate market to help locate and acquire properties that match its investment strategy.

Make Diversified Acquisitions

As of April 30, 2008, the Investment Corporation owned 68 properties for a total acquisition price of approximately ¥212.8 billion with 95.9% occupancy ratio. Supported by this asset base along with the management know-how of mid-sized office building accumulated by the Asset Management Company, the Investment Corporation plans to continue acquiring properties based on its diversified property acquisition strategy. The Investment Corporation has also expanded the asset size of the portfolio based on a diverse range of property acquisition strategies. Exemplary cases include how lease-up and asset value are enhanced in a short period of time for properties that were acquired with a low occupancy ratio by launching leasing activities only after appropriate renovation work is conducted following acquisition (KDX Nishi-Gotanda Building and KDX Toranomon Building) and how properties are acquired at the stage when construction of the building is yet to be completed in order to secure superior properties early (Sakae 4-chome Office Building (Tentative Name).

Furthermore, while implementing various property acquisition strategies such as those described above, the Investment Corporation believes that increasingly proactive investment property acquisitions are possible by centering the portfolio on mid-sized office buildings that have a relatively advantageous return than large-sized office buildings in consideration of the weighted average cost of capital based on the level of return on distributions calculated from investment unit price and distributions per unit, as well as the debt procurement costs and interest-bearing debt ratio.

(3) Financial Strategy

The Investment Corporation will continue to pursue debt financing on an unsecured and unguaranteed basis and as well as make arrangements to ensure fixed interest rate debt in line with interest rate trends and other considerations.
In addition, the Investment Corporation will seek to diversify its debt repayment period to reduce refinancing risk, maintain long-term debt ratios at or above prudent levels and issue investment corporate bonds with the aim of extending the average repayment period of its liabilities.
The Investment Corporation will maintain the ratio of interest-bearing debt to total assets at a prudent level and implement leveraged management in an effort to ensure stable financial management.

(4) Information Disclosure

Consistent with its basic information disclosure policy, the Investment Corporation proactively engages in IR activities with the aim of promptly providing a wide range of relevant information to investors. In specific terms, the Investment Corporation provides information through the Timely Disclosure Network System (TDnet), which is a system operated by the Tokyo Stock Exchange, as well as press releases and its Web site (URL: http://www.kdx-reit.com/eng/).

6. Important Subsequent Events

Important subsequent events after the closing of the fiscal period ended on April 30, 2008 are as follows.

Acquisition of Property

On May 15, 2008, the Board of Directors of the Asset Management Company resolved to acquire the following property on June 30, 2008.

Property Name	KDX Harumi Building (Office Building)
Type of Acquisition	Trust beneficiary interest in real estate
Location (Address)	3-12-1 Harumi, Chuo-ku, Tokyo
Acquisition Price	¥10,250,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
Date of Contract	May 15, 2008

Seller	Y.K. KW Property 11
Usage	Offices, Retail Shops
Site Area	12,694.32 m²
Completion Date	February 22, 2008

(Reference)

① Acquisition of Property

The Investment Corporation has acquired the following property on May 1, 2008.

Property Name	KDX Iwamoto-cho Building (Office Building)
Type of Acquisition	Real estate
Location (Address)	3-11-9 Iwamoto-cho, Chiyoda-ku, Tokyo
Acquisition Price	¥1,864,802,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
Date of Contract	May 1, 2008
Seller	Y.K. KITANOMARU INVESTMENT
Usage	Offices, Residential Complex
Site Area	1,618.65 m²
Completion Date	March 18, 2008

② Debt Financing

The Investment Corporation undertook the following debt financing on May 1, 2008.

Series 25-L

Lender : Citibank Japan, Ltd.
Amount : ¥1,000 million
Interest Rate : 1.18833% floating rate of interest (Note)
Repayment Date : November 1, 2008
Collateral : Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 1, 2008 through August 1, 2008. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.35%. The interest rate after August 1, 2008, shall be disclosed as and when determined.

Series 25-A

Lender : The Chuo Mitsui Trust and Banking Co., Limited
Amount : ¥1,000 million
Interest Rate : 1.90542% fixed rate of interest
Repayment Date : November 1, 2011
Collateral : Unsecured, unguaranteed

Overview of the Investment Corporation

1. Total Capitalization

	Second Fiscal Period As of Apr. 30, 2006	Third Fiscal Period As of Oct. 31, 2006	Fourth Fiscal Period As of Apr. 30, 2007	Fifth Fiscal Period As of Oct. 31, 2007	Sixth Fiscal Period As of Oct. 31, 2007
Total number of authorized investment units	2,000,000 units	2,000,000 units	2,000,000 units	2,000,000 units	2,000,000 units
Total number of investment units issued and outstanding	79,370 units	157,000 units	157,000 units	200,000 units	200,000 units
Total capitalization	¥44,285 million	¥88,729 million	¥88,729 million	¥124,973 million	¥124,973 million
Numbers of unitholders	5,070	7,239	5,008	5,638	5,388

2. The main investors of the Investment Corporation as of April 30, 2008 are as follows.

Name	Address	Number of Investment Units owned	Ratio (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-ku, Tokyo	17,069	8.53
Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	1-8-12, Harumi, Chuo-ku, Tokyo	15,224	7.16
Nikko Cititrust and Banking Co. (Investment Trust Account)	2-3-14, Higashi-Shinagawa, Shinagawa-ku, Tokyo	14,797	7.39
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsucho, Minato-ku, Tokyo	14,450	7.22
The Nomura Trust and Banking Co., Ltd. (Investment Trust Account)	2-2-2, Otemachi, Chiyoda-ku, Tokyo	10,694	5.34
State Street Bank and Trust Company	6-7, Kabutocho, Nihonbashi Chuo-ku, Tokyo	9,094	4.54
Kenedix, Inc.	2-2-9, Shimbashi, Minato-ku, Tokyo	7,850	3.92
Goldman Sachs International	6-10-1, Roppongi, Minato-ku, Tokyo	7,040	3.52
The Bank of New York, Treaty JASDEC Account	2-7-1, Marunouchi, Chiyoda-ku, Tokyo	5,619	2.80
UBS AG London Asia Equities	1-5-1, Otemachi, Chiyoda-ku, Tokyo	3,406	1.70
JPMC Goldman Sachs Trust JASDEC lending Account	2-7-1, Marunouchi, Chiyoda-ku, Tokyo	3,406	1.70
	Total	108,649	54.32

Note: Figures for ratio of investment units owned have been rounded down to the second decimal place.

3. Executive Director and Supervisory Directors

Executive Director and Supervisory Directors of the Investment Corporation as of Apr. 30, 2008 were as follows.

Title	Name	Concurrent Office	Directors' Salaries for the 6th Fiscal Period
Executive Director	Taisuke Miyajima	CEO and President of Kenedix REIT Management, Inc.	¥2,100 thousands
Supervisory Directors	Kimio Kodama	Attorney-at-law, Hanzomon Sogo Law Office	¥1,800 thousands
	Shiro Toba	Representative Director, Minori Accounting Co., Ltd.; Certified Public Accountant, Toba CPA Office	¥1,500 thousands
Accounting Auditor	Ernst & Young ShinNihon	-	¥9,300 thousands

Notes:

1. The Executive Director holds 20 units in the Investment Corporation personally as of April 30, 2008.
2. In addition to details provided in the table above, Supervisory Directors may hold directorships in other companies. All companies in which Supervisory Directors hold a concurrent position do not constitute interested parties in relation to the Investment Corporation.
3. The audit contract with the Accounting Auditor is renewed for each fiscal period. The dismissal of an accounting auditor will be conducted in accordance with the provisions of the Investment Trust Law, and the non-reappointment of an auditor will be determined based upon a comprehensive evaluation of audit quality, audit fees, etc. and other conditions by the board of directors of the Investment Corporation

4. Asset Management Company, Asset Custodian and General Operations Agents

(As of April 30, 2008)

Role	Name
Asset Management Company	Kenedix REIT Management, Inc.
Asset Custodian	Mizuho Trust & Banking Co., Ltd.
Operating Agent (Transfer Agent)	The Chuo Mitsui Trust & Banking Co., Ltd.
Operating Agent (Administrative Agent)	Mizuho Trust & Banking Co., Ltd.
Operating Agent (Administrative Agent for Directors' Meeting)	Kenedix REIT Management, Inc.
Operating Agent (Administrative Agent for Investment Corporation Bond)	The Chuo Mitsui Trust & Banking Co., Ltd.

Portfolio Profile

Composition of Portfolio Assets

Type of Specified Asset	Type	Area	Fifth Fiscal Period (As of October 31, 2007) Total Amount Held (¥M) (Note 1)	Fifth Fiscal Period Ratio (%) (Note 2)	Sixth Fiscal Period (As of April 30, 2008) Total Amount Held (¥M) (Note 1)	Sixth Fiscal Period Ratio (%) (Note 2)
Real Estate	Office	Tokyo Metropolitan Area	13,052	6.1	26,628	11.6
		Other Regional Areas	-	-	9,105	4.0
	Total for Office		13,052	6.1	35,734	15.5
	Central Urban Retail	Tokyo Metropolitan Area	47	0.0	-	-
Total for Real Estate			13,100	6.1	35,734	15.5
Trust Beneficiary Interest in Real Estate	Office	Tokyo Metropolitan Area	106,035	49.6	128,221	55.6
		Other Regional Areas	21,323	10.0	23,537	10.2
	Total for Office		127,358	59.6	151,758	65.8
	Residential	Tokyo Metropolitan Area	33,898	15.9	10,939	4.7
		Other Regional Areas	9,997	4.7	1,921	0.8
	Total for Residential		43,896	20.5	12,860	5.6
	Central Urban Retail	Tokyo Metropolitan Area	12,815	6.0	12,746	5.5
		Other Regional Areas	3,678	1.7	3,668	1.6
	Total for Central Urban Retail		16,493	7.7	16,415	7.1
Total of Trust Beneficiary Interests in Real Estate			187,749	87.8	181,034	78.5
Bank Deposits and Other Assets			12,914	6.0	13,750	6.0
Total Assets			213,763	100.0	230,520	100.0

Notes:

1. *"Total Amount Held" is the amount allocated in the balance sheets at the end of the period* (figures are on a net book value basis after deducting depreciation).
2. "Ratio" is the ratio of the amount allocated in the balance sheets to the total assets rounded to the first decimal place.

2. Major Asset Holdings

The top 10 properties on a book value basis held by the Investment Corporation as of April 30, 2008 were as follows:

No.	Property Name	Book Value (¥mn)	Total Leasable Floor Area (m^2)	Total Leased Floor Area (m^2)	Occupancy Ratio (%)	Percent of Leasing Operation Revenues (%)	Type
C-1	Frame Jinnan-zaka	10,185	4,655.71	4,558.23	97.9	3.8	Retail
A-40	Toranomon Toyo Building	9,920	6,339.73	6,283.07	99.1	4.0	Office
A-46	Hiei Kudan-Kita Building	7,665	6,902.72	6,902.72	100.0	1.8	Office
A-37	KDX Ochanomizu Building	6,475	5,863.96	5,863.96	100.0	2.8	Office
A-32	KDX Shiba-Daimon Building	6,352	6,030.01	6,030.01	100.0	2.8	Office
A-1	KDX Nihonbashi 313 Building	6,307	5,901.12	5,901.12	100.0	3.4	Office
A-13	KDX Kojimachi Building	5,863	3,809.74	3,739.88	98.2	2.5	Office
A-42	Karasuma Building	5,438	7,778.43	7,671.58	98.6	3.0	Office
B-19	Residence Charmante Tsukishima	5,337	7,711.14	7,711.14	100.0	2.2	Residential
A-16	Toshin 24 Building	5,277	6,610.22	6,610.22	100.0	2.8	Office
Total		68,824	61,602.78	61,271.93	99.5	29.2	—

3. Investment Portfolio

Real estate including trust beneficiary interests in real estate held by the Investment Corporation as of April 30, 2008 was as follows.

Type	Area	No.	Property Name	Location	Type of Specified Asset	Leasable Floor Area (m²)	Appraisal Value at the End of Period (Note1) (¥M)	Book Value (¥M)
Office	Tokyo Metropolitan Area	A-40	Toranomon Toyo Building	1-4-2 Toranomon, Minato-ku, Tokyo	Trust beneficiary interest in real estate	6,339.73	11,200	9,920
		A-46	Hiei Kudan-Kita Building	4-1-3 Kudan-kita, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	6,902.72	8,060	7,665
		A-37	KDX Ochanomizu Building	2-9 Kanda Surugadai, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	5,863.96	7,170	6,475
		A-32	KDX Shiba-Daimon Building	2-10-12 Shiba-Daimon, Minato-ku, Tokyo	Trust beneficiary interest in real estate	6,030.01	6,900	6,352
		A-13	KDX Kojimachi Building	3-3-4 Kojimachi, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	3,809.74	6,530	5,863
		A-1	KDX Nihonbashi 313 Building	3-13-5 Nihonbashi, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	5,901.12	7,680	6,307
		A-16	Toshin 24 Building	2-20-5 Minamisaiwai, Nishi-ku, Yokohama, Kanagawa	Trust beneficiary interest in real estate	6,610.22	5,940	5,277
		A-2	KDX Hirakawacho Building	1-4-12 Hirakawacho, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	4,447.07	5,780	5,265
		A-47	KDX Shin-Yokohama 381 Building	3-8-11 Shin-Yokohama, Kohoku-ku, Yokohama-shi, Kanagawa	Trust beneficiary interest in real estate	5,793.44	4,700	4,729
		A-17	Ebisu East 438 Building	4-3-8 Ebisu, Shibuya-ku, Tokyo	Trust beneficiary interest in real estate	3,079.74	6,100	4,613
		A-3	Higashi-Kayabacho Yuraku Building	1-17-25 Shinkawa, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	4,413.17	6,510	4,524
		A-39	KDX Toranomon Building	1-4-3 Toranomon, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,966.56	4,870	4,890
		A-30	KDX Nishi-Gotanda Building	7-20-9 Nishi-gotanda Shinagawa-ku, Tokyo	Real Estate	3,881.90	5,030	4,302
		A-48	KDX Kawasaki-Ekimae Hon-cho Building	25-1 Kawasaki-ku Ekimae-Honcho, Kawasaki-shi, Kanagawa	Real Estate	5,124.98	3,760	3,794
		A-4	KDX Hatchobori Building	4-5-8 Hatchobori, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	3,325.04	3,980	3,563
		A-18	KDX Omori Building	1-6-8 Omori-kita, Ota-ku, Tokyo	Trust beneficiary interest in real estate	4,949.46	4,130	3,518
		A-19	KDX Hamamatsucho Building	2-7-19 Hamamatsucho, Minato-ku, Tokyo	Trust beneficiary interest in real estate	2,727.68	3,950	3,409
		A-45	KDX Roppongi 228 Building	2-2-8 Roppongi, Minato-ku, Tokyo	Real Estate	1,918.57	3,330	3,455
		A-29	KDX Higashi-Shinjuku Building	2-4-10 Kabukicho, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	5,953.91	3,360	3,197
		A-20	KDX Kayabacho Building	3-4-2 Nihonbashi Kayabacho, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	3,019.94	3,270	2,866
		A-56	KDX Jimbocho Building	1-14-1 Kanda Jimbocho, Chiyoda-ku, Tokyo	Real Estate	2,320.69	2,790	2,876
		A-49	Nissou Dai-17 Building	2-14-30 Shin-Yokohama, Kohoku-ku, Yokohama-shi, Kanagawa	Trust beneficiary interest in real estate	2,740.07	2,300	2,728

	A-21	KDX Shinbashi Building	2-2-9 Shinbashi, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,704.65	3,080	2,696
	A-5	KDX Nakano-Sakaue Building	3-30-4 Honcho, Nakano-ku, Tokyo	Trust beneficiary interest in real estate	4,391.37	2,680	2,510
	A-22	KDX Shin-Yokohama Building	2-3-8 Shinyokohama, Kouhoku-ku, Yokohama, Kanagawa	Trust beneficiary interest in real estate	4,810.87	3,130	2,521
	A-6	Harajuku F.F. Building	3-38-12 Sendagaya, Shibuya-ku, Tokyo	Trust beneficiary interest in real estate	3,068.36	3,360	2,511
	A-50	Ikejiri-Oohashi Building	1-6-2 Oohashi, Meguro-ku, Tokyo	Trust beneficiary interest in real estate	2,449.11	2,610	2,421
	A-27	KDX Kajicho Building	3-5-2 Kanda Kajicho, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	2,562.32	2,550	2,406
	A-51	KDX Hamacho Nakanohashi Building (Note 2)	2-14-5 Nihombashi Kakigara-cho, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	2,245.69	2,380	2,329
	A-15	KDX Hamacho Building	2-17-8 Nihonbashi Hamacho, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	3,102.43	3,080	2,380
	A-41	KDX Shinjuku 286 Building	2-8-6 Shinjuku, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	2,447.80	2,610	2,345
	A-7	FIK Minami Aoyama	5-13-3 Minami Aoyama, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,823.64	3,420	2,295
	A-14	KDX Funabashi Building	7-11-5 Honcho, Funabashi-shi, Chiba	Real Estate	3,885.53	2,550	2,454
	A-55	Shin-toshin Maruzen Building	3-8-3 Nishi-Shinjuku, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	1,949.62	2,150	2,143
	A-33	KDX Okachimachi Building	5-24-16 Ueno, Taito-ku, Tokyo	Real Estate	1,792.54	2,010	2,148
	A-57	KDX Gobancho Building (Note 2)	5-5-5 Gobancho, Chiyoda-ku, Tokyo	Real Estate	1,651.72	2,020	2,036
	A-8	Kanda Kihara Building	3-5-8 Kanda-Kajicho, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	1,945.55	2,030	1,897
	A-23	KDX Yotsuya Building	1-22-5 Yotsuya, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	2,536.53	2,440	1,978
	A-9	KDX Shinjuku-Gyoen Building	1-1-12 Shinjuku, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	2,105.18	2,140	1,622
	A-26	KDX Kiba Building	5-12-8 Kiba, Koto-ku, Tokyo	Trust beneficiary interest in real estate	2,450.12	1,930	1,628
	A-38	KDX Nishi-Shinjuku Building	7-22-45 Nishi-Shinjuku, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	1,605.72	1,540	1,565
	A-31	KDX Monzen-Nakacho Building	1-14-1 Botan, Koto-ku, Tokyo	Real Estate	2,012.22	1,430	1,458
	A-52	KDX Kanda Misaki-cho Building	3-6-12 Misaki-cho, Chiyoda-ku, Tokyo	Real Estate	1,339.46	1,390	1,397
	A-34	KDX Hon-Atsugi Building	4-9-18 Nakamachi, Atsugi-shi, Kanagawa	Trust beneficiary interest in real estate	2,747.27	1,320	1,321
	A-35	KDX Hachioji Building	12-7 Asahi-machi, Hachioji-shi, Tokyo	Trust beneficiary interest in real estate	2,179.88	1,120	1,351
	A-28	KDX Nogizaka Building	7-2-29 Roppongi, Minato-ku, Tokyo	Real Estate	1,236.39	1,080	1,139
	A-10	KDX Koishikawa Building	1-21-14 Koishikawa, Bunkyo-ku, Tokyo	Trust beneficiary interest in real estate	1,594.18	921	686
Other Regional Areas	A-12	Portus Center Building	4-45-1 Ebisujimacho, Sakai, Osaka	Trust beneficiary interest in real estate	11,569.19	5,700	5,251
	A-42	Karasuma Building	85-1 Mikuracho Nishiiru Karasuma, Sanjyodori, Nakagyou-ku, Kyoto-shi, Kyoto	Trust beneficiary interest in real estate	7,778.43	5,660	5,438

		A-53	KDX Hakata-Minami Building	1-3-11 Hakata-eki Minami, Hakata-ku, Fukuoka, Fukuoka	Real Estate	10,187.70	4,920	4,944
		A-58	Sakae 4-chome Office Building (Tentative Name) (Note 3)	4-501 Sakae Naka-ku, Nagoya-shi, Aichi	Real Estate	-	4,180	4,161
		A-43	KDX Hakata Building	1-2-3 Hakata-eki Minami, Hakata-ku, Fukuoka, Fukuoka	Trust beneficiary interest in real estate	4,934.23	2,510	2,437
		A-54	KDX Kitahama Building	2-1-14 Chuo-ku Hirano-cho, Osaka, Osaka	Trust beneficiary interest in real estate	3,993.00	2,220	2,235
		A-44	KDX Sendai Building	1-2-20 Honcho, Aoba-ku, Sendai-shi, Miyagi	Trust beneficiary interest in real estate	3,965.02	2,130	2,184
		A-24	KDX Minami Semba Dai-1 Building	2-1-10 Minami Semba, Chuo-ku, Osaka, Osaka	Trust beneficiary interest in real estate	3,108.17	1,650	1,582
		A-25	KDX Minami Semba Dai-2 Building	2-11-26 Minami Semba, Chuo-ku, Osaka, Osaka	Trust beneficiary interest in real estate	2,699.27	1,640	1,507
		A-11	Hakata-Ekimae Dai-2 Building	2-6-23 Hakata-Eki Higashi, Hakata-ku, Fukuoka, Fukuoka	Trust beneficiary interest in real estate	3,685.87	1,720	1,445
		A-36	KDX Niigata Building	2-5-1 Higashi-Odori, Niigata-shi, Niigata	Trust beneficiary interest in real estate	4,085.26	1,120	1,454
	Total of 58 Office Buildings					212,754.01	205,761	187,493
Residential	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	3-26-8 Tsukishima, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	7,711.14	5,400	5,337
		B-3	Court Mejiro	4-19-25 Shimo-Ochiai, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	2,046.79	1,190	1,247
		B-4	Apartments Motoazabu	2-1-19 Motoazabu, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,350.74	1,300	1,219
		B-5	Apartments Wakamatsu-Kawada	9-4 Yochomachi, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	1,607.43	1,230	1,174
		B-34	Gradito Kawaguchi	3-3-7 Sakaecho, Kawaguchi-shi, Saitama	Trust beneficiary interest in real estate	1,619.34	1,070	1,074
		B-25	Court Shin-Okachimachi	1-10-6 Motoasakusa, Taito-ku, Tokyo	Trust beneficiary interest in real estate	1,377.87	888	883
	Other Regional Areas	B-18	Venus Hibarigaoka	1. 2-24-1 Atsubetsuminami, Atsubetsu-ku, Sapporo-shi, Hokkaido 2. 2-25-1 Atsubetsuminami, Atsubetsu-ku, Sapporo-shi, Hokkaido 3. 2-26-1 Atsubetsuminami, Atsubetsu-ku, Sapporo-shi, Hokkaido	Trust beneficiary interest in real estate	12,829.64	1,700	1,921
	Total of 7 Residential Properties					28,542.95	12,778	12,860
Central Urban Retail	Tokyo Metropolitan Area	C-1	Frame Jinnan-zaka	1-18-2 Jinnan, Shibuya-ku, Tokyo	Trust beneficiary interest in real estate	4,655.71	12,000	10,185
		C-2	KDX Yoyogi Building	1-38-5 Yoyogi, Shibuya-ku, Tokyo	Real estate / Trust beneficiary interest in real estate	1,175.38	2,470	2,561
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	1-12-64 Daimyo, Chuo-ku, Fukuoka-shi, Fukuoka	Trust beneficiary interest in real estate	1,497.47	3,810	3,668
	Total of 3 Central Urban Retail Properties					7,328.56	18,280	16,415
Total						248,625.52	236,819	216,769

Leasing details for each property within the Investment Corporation's investment portfolio for the sixth fiscal period are as follows.

Type	Area	No.	Property Name	Fifth Fiscal Period (May 1, 2007 to October 31, 2007)				Sixth Fiscal Period (November 1, 2007 to April 30, 2008)			
				No. of Tenants at the End of Period (Note4)	Occupancy Ratio at the End of Period (%)	Total of Rental Revenues during the Period (¥mn)	Ratio of the Total Rental Revenues (%)	No. of Tenants at the End of Period (Note 4)	Occupancy Ratio at the End of Period (%)	Total of Rental Revenues during the Period (¥mn)	Ratio of the Total Rental Revenues (%)
Office	Tokyo Metropolitan Area	A-40	Toranomon Toyo Building	12	97.5	256	3.6	13	99.1	308	4.0
		A-46	Hiei Kudan-Kita Building	-	-	-	-	16	100.0	141	1.8
		A-37	KDX Ochanomizu Building	6	100.0	211	2.9	6	100.0	215	2.8
		A-32	KDX Shiba-Daimon Building	9	100.0	206	2.9	9	100.0	210	2.8
		A-13	KDX Kojimachi Building	9	97.1	186	2.6	9	98.2	192	2.5
		A-1	KDX Nihonbashi 313 Building	9	100.0	252	3.5	9	100.0	260	3.4
		A-16	Toshin 24 Building	14	100.0	213	3.0	14	100.0	213	2.8
		A-2	KDX Hirakawacho Building	19	100.0	189	2.6	19	100.0	190	2.5
		A-47	KDX Shin-Yokohama 381 Building	-	-	-	-	22	94.6	79	1.0
		A-17	Ebisu East 438 Building	7	100.0	162	2.3	7	100.0	161	2.1
		A-3	Higashi-Kayabacho Yuraku Building	8	100.0	169	2.4	8	100.0	184	2.4
		A-39	KDX Toranomon Building	6	100.0	17	0.2	6	100.0	128	1.7
		A-30	KDX Nishi-Gotanda Building	5	100.0	150	2.1	5	100.0	166	2.2
		A-48	KDX Kawasaki-Ekimae Hon-cho Building	-	-	-	-	1	100.0	94	1.2
		A-4	KDX Hatchobori Building	6	100.0	138	1.9	6	100.0	134	1.8
		A-18	KDX Omori Building	11	100.0	164	2.3	11	100.0	166	2.2
		A-19	KDX Hamamatsucho Building	8	100.0	116	1.6	9	100.0	121	1.6
		A-45	KDX Roppongi 228 Building	-	-	-	-	7	80.4	44	0.6
		A-29	KDX Higashi-Shinjuku Building	9	92.6	129	1.8	8	82.2	118	1.6
		A-20	KDX Kayabacho Building	6	100.0	107	1.5	6	100.0	109	1.4
		A-56	KDX Jimbocho Building	-	-	-	-	-	-	-	-
		A-49	Nissou Dai-17 Building	-	-	-	-	7	100.0	41	0.5
		A-21	KDX Shinbashi Building	4	100.0	91	1.3	4	100.0	91	1.2
		A-5	KDX Nakano-Sakaue Building	25	100.0	107	1.5	25	100.0	105	1.4
		A-22	KDX Shin-Yokohama Building	20	99.6	118	1.6	20	100.0	120	1.6
		A-6	Harajuku F.F. Building	3	100.0	117	1.6	3	100.0	15	1.5
		A-50	Ikejiri-Oohashi Building	-	-	-	-	7	91.3	36	0.5
		A-27	KDX Kajicho Building	8	85.8	75	1.0	9	100.0	86	1.1
		A-51	KDX Hamacho Nakanohashi Building (Note 2)	-	-	-	-	8	100.0	37	0.5
		A-15	KDX Hamacho Building	8	100.0	106	1.5	8	100.0	104	1.4
		A-41	KDX Shinjuku 286 Building	9	100.0	75	1.0	9	100.0	87	1.1
		A-7	FIK Minami Aoyama	5	100.0	91	1.3	5	100.0	94	1.2
		A-14	KDX Funabashi Building	17	100.0	107	1.5	17	100.0	108	1.4
		A-55	Shin-toshin Maruzen Building	-	-	-	-	6	100.0	24	0.3
		A-33	KDX Okachimachi Building	5	100.0	70	1.0	4	89.7	65	0.9

		A-57	KDX Gobancho Building (Note 2)	-	-	-	-	7	100.0	9	0.1
		A-8	Kanda Kihara Building	9	100.0	70	1.0	8	100.0	72	0.9
		A-23	KDX Yotsuya Building	3	100.0	95	1.3	3	100.0	95	1.3
		A-9	KDX Shinjuku-Gyoen Building	1	100.0	73	1.0	1	100.0	74	1.0
		A-26	KDX Kiba Building	7	100.0	69	1.0	6	88.0	69	0.9
		A-38	KDX Nishi-Shinjuku Building	9	100.0	55	0.8	9	100.0	54	0.7
		A-31	KDX Monzen-Nakacho Building	4	84.4	47	0.7	5	100.0	44	0.6
		A-52	KDX Kanda Misaki-cho Building	-	-	-	-	7	86.9	18	0.2
		A-34	KDX Hon-Atsugi Building	10	100.0	67	0.9	10	100.0	62	0.8
		A-35	KDX Hachioji Building	6	85.6	49	0.7	6	85.6	50	0.7
		A-28	KDX Nogizaka Building	4	87.7	36	0.5	4	100.0	40	0.5
		A-10	KDX Koishikawa Building	5	100.0	37	0.5	4	100.0	37	0.5
	Other Regional Areas	A-12	Portus Center Building	29	94.6	317	4.4	30	100.0	312	4.1
		A-42	Karasuma Building	30	100.0	187	2.6	29	98.6	229	3.0
		A-53	KDX Hakata-Minami Building	-	-	-	-	43	95.4	109	1.4
		A-58	Sakae 4-chome Office Building (Tentative Name) (Note 3)	-	-	-	-	-	-	1	-
		A-43	KDX Hakata Building	33	100.0	92	1.3	33	100.0	112	1.5
		A-54	KDX Kitahama Building	-	-	-	-	9	88.1	41	0.5
		A-44	KDX Sendai Building	27	97.1	83	1.2	26	93.7	99	1.3
		A-24	KDX Minami Semba Dai-1 Building	9	100.0	70	1.0	9	87.2	63	0.8
		A-25	KDX Minami Semba Dai-2 Building	22	93.6	63	0.9	23	94.1	60	0.8
		A-11	Hakata-Ekimae Dai-2 Building	38	94.4	82	1.1	39	99.3	83	1.1
		A-36	KDX Niigata Building	22	71.2	83	1.2	22	61.0	73	1.0
Total of Office Buildings				516	97.5	5,219	72.4	656	95.8	6,177	81.0
Residential	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	-	100.0	169	2.4	1 (Note 5)	100.0	169	2.2
		B-20	Regalo Ochanomizu I&II	135	97.2	107	1.5	-	-	54	0.7
		B-1	Storia Sirokane	44	93.5	109	1.5	-	-	57	0.8
		B-2	Tre di Casa Minami Aoyama	18	94.8	73	1.0	-	-	37	0.5
		B-21	Regalo Shiba-Kouen	59	94.9	66	0.9	-	-	33	0.4
		B-3	Court Mejiro	20	100.0	43	0.6	19	95.1	43	0.6
		B-4	Apartments Motoazabu	20	97.4	38	0.5	19	90.5	38	0.5
		B-5	Apartments Wakamatsu-Kawada	31	94.6	37	0.5	30	92.0	38	0.5
		B-22	Chigasaki Socie Ni-bankan	45	89.6	44	0.6	-	-	21	0.3
		B-6	Court Nihonbashi-Hakozaki	57	96.7	39	0.5	-	-	18	0.2
		B-23	Court Nishi-Shinjuku	54	100.0	34	0.5	-	-	18	0.2
		B-7	Side Denenchofu	33	97.2	38	0.5	-	-	19	0.2
		B-34	Gradito Kawaguchi	2	100.0	32	0.5	2 (Note 6)	100.0	32	0.4
		B-8	S-court Yokohama-Kannai II	68	97.4	38	0.5	-	-	18	0.2
		B-34	Regalo Komazawa-Kouen	31	97.8	27	0.4	-	-	13	0.2
		B-9	Court Motoasakusa	38	88.3	31	0.4	-	-	14	0.2
		B-25	Court Shin-Okachimachi	38	90.7	28	0.4	39	95.4	31	0.4
		B-11	Bloom Omotesando	5	82.8	25	0.3	-	-	12	0.2
		B-13	Human Heim Okachimachi	9	100.0	29	0.4	-	-	15	0.2
		B-26	Primo Regalo Kagurazaka	32	97.2	23	0.3	-	-	11	0.2

		B-27	Primo Regalo Youga	17	100.0	23	0.3	-	-	11	0.1
		B-28	Court Shimouma	28	96.9	20	0.3	-	-	11	0.2
	Other Regional Areas	B-29	Ashiya Royal Homes	20	100.0	87	1.2	-	-	42	0.6
		B-18	Venus Hibarigaoka	90	94.4	94	1.3	99	93.0	94	1.2
		B-30	Regalo Ibaraki I&II	50	90.1	55	0.8	-	-	37	0.5
		B-31	Collection Higashi-Sakura	54	85.1	38	0.5	-	-	18	0.2
		B-32	Renaissance 21 Hirao Jousui-machi	22	95.8	32	0.4	-	-	15	0.2
		B-33	Montore Nishikouen Bay Court	33	97.2	33	0.5	-	-	15	0.2
		B-16	Abreast Hara	35	97.8	22	0.3	-	-	17	0.2
		B-17	Abreast Hirabari	32	100.0	20	0.3	-	-	9	0.1
	Total of Residential Properties			1,120	95.5	1,469	20.4	209	95.4	975	12.8
Central Urban Retail	Tokyo Metropolitan Area	C-1	Prime Jinnan-zaka	15	100.0	333	4.6	14	97.9	293	3.8
		C-2	KDX Yoyogi Building	10	100.0	78	1.1	10	100.0	76	1.0
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	1	100.0	108	1.5	1	100.0	108	1.4
	Total of Central Urban Retails			26	100.0	519	7.2	25	98.7	478	6.3
Total				1,662	96.9	7,208	100.0	890	95.9	7,630	100.0

Notes:

1. Appraisal values (end of the sixth fiscal period) are based on the asset valuation method and standards outlined in the Investment Corporation's Articles of Incorporation and regulations formulated by the Investment Trusts Association, Japan. Appraisal values are drawn from either the appraisal reports or valuation reports preprared by the appraisers. Appraisal values are adopted from reports prepared by the Japan Real Estate Institute, Daiwa Real Estate Appraisal Co., Ltd. and Nippon Tochi-Tatemono Limited.
2. As of June 11, 2008, the current names of the respective buildings are as follows. Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the buildings.
   "KDX Hamacho Nakanohashi Building" is the "Hamacho Nakanohashi Building"
   "KDX Gobancho Building" is the "ORIKEN Gobancho Building"
3. Notes for Sakae 4-chome Office Building (Tentative Name) are as follows.
   The value of "Leasable Floor Area", "No. of Tenants", "Occupancy Ratio" are shown as "-" since the building is not yet acquired. concerning land are shown.
   "Appraisal Value at End of Period", "Book Value" and "Total of Rental Revenues" : The values concerning land are shown.
4. The number of tenants refers to the number of end-tenants for each property. However, for Residence Charmante Tsukishima, please refer to Note 5, and for Gradito Kawaguchi, please refer to Note 6.
5. The figure in parenthesis shows the total number of end tenants before adjustment for the number of end tenants who signed lease agreements for multiple properties. Because we have concluded a rental guarantee (fixed-term lease: until January 31, 2009) fixed-term building lease contract (term of contract to January 31, 2029) with Sekiwa Real Estate, Ltd., a master lessor, the total number of tenants is indicated 1.
6. Because the master lessor and Haseko Livenet Inc. have concluded a rental guarantee (fixed-term lease: until March 31, 2008) building lease contract for dwelling units (excluding first-floor shops), the total number of tenants is indicated as 2.

4. Contract Amounts and Market Values of Specific Transactions

The following summarizes the notional amounts and the estimated fair value of the interested-related positions outstanding at April 30, 2008:

Classification	Type	Notional Amount (Millions of Yen)		Fair Market Value (Millions of Yen) (Note 2)
		(Note 1)	More than One Year (Note 1)	
Non-market transactions	Interest-rate swap : Fixed rate payable and floating rate receivable	45,300	20,000	△3
Total		45,300	20,000	△3

Notes:

1. Contract amounts for interest-rate swap agreements are based upon assumed principal.
2. Because the aforementioned transaction meets the criteria for special treatment in the financial products accounting rule, the fair market value is omitted.

5. Other Assets

The Investment Corporation mainly invests in trust beneficiary interests in real estate as detailed previously in "3. Investment Portfolio." As of April 30, 2008, the Investment Corporation has not invested in specified assets other than those identified in the table.

Capital Expenditure

1. Planned capital expenditures

Major capital expenditure plans for renovation of properties in which the Investment Corporation holds a trust beneficiary interest for the seventh fiscal period (May 1, 2008 to October 31, 2008) are as follows. Planned capital expenditure includes portions classified into expenses for accounting purposes.

Property Name (Location)	Purpose	Schedule	Planned Amount of Capital Expenditure (Millions of Yen)		
			Total	Paid in the Fiscal Period Under Review	Total Amount Previously Paid
Karasuma Building (Kyoto-shi, Kyoto)	Renovation for office floors, other	May 2008 to October 2008	131	–	–
KDX Hamacho Nakanohashi Building (Chuo-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	89	–	–
KDX Jimbocho Building (Chiyoda-ku, Tokyo)	Renovation for all floors, others	As above	89	–	–
Ikejiri Oohashi Building (Meguro-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	85	–	–
KDX Ochanomizu Building (Chiyoda-ku, Tokyo)	Renovation for restrooms, other	As above	72	–	–
KDX Kiba Building (Koto-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	68	–	–
KDX Sendai Building (Sendai-shi, Miyagi)	Renovation for elevators, other	As above	59		
KDX Kayabacho Building (Chuo-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	52		
KDX Niigata Building (Niigata-shi, Niigata)	Renovation for two office floors, other	As above	51		
KDX Funabashi Building (Funabashi-shi, Chiba)	Upgrade of individual air conditioning system, other	As above	50	–	–

2. Capital Expenditures During the Fiscal Period Under Review

The Investment Corporation undertook the following major capital expenditures as follows. In the fiscal period under review, the Investment Corporation completed work across its entire portfolio totaling ¥1,302 million. This total comprised of ¥1,152 million in capital expenditures and ¥149 million for repairs, maintenance and renovation expenses.

Property Name (Location)	Purpose	Schedule	Amount of Capital Expenditures (Millions of Yen)
KDX Higashi-Shinjuku Building (Shinjuku-ku, Tokyo)	Upgrade of individual air conditioning system, other	November 2007 to April 2007	174
KDX Shiba-Daimon Building (Minato-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	151
KDX Hirakawa-cho Building (Chiyoda-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	109
KDX Hachioji Building (Hachioji-shi, Tokyo)	Upgrade of individual air conditioning system, other	As above	100
KDX Sendai Building (Sendai-shi, Miyagi)	Upgrade of restrooms other	As above	77
KDX Hakata Building (Fukuoka-shi, Fukuoka)	Upgrade of restrooms, other	As above	69

KDX Okachimachi Building (Taito-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	62
KDX Omori Building (Oota-ku, Tokyo)	Renovation for external wall, other	As above	53
KDX Nakano-Sakaue Building (Nakano-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	48
KDX Niigata Building (Niigata-shi, Niigata)	Upgrade of central monitor, other	As above	27
KDX Funabashi Building (Funabashi-shi, Chiba)	Upgrade of restrooms, other	As above	24
KDX Kiba Building (Koto-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	16
KDX Nogizaka Building (Minato-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	12
Others			224
Portfolio Total			1,152

3. Long-Term Repairs, Maintenance and Renovation Plans

The Investment Corporation formulates long-term repairs, maintenance and renovation plans on an individual investment property basis and allocates a portion of its cash flows generated during the period to a reserve for repairs, maintenance and renovation to meet large-scale renovation over the medium- to long-terms. The following amount has been transferred to the reserve from period cash flows.

(Millions of Yen)

Fiscal period	Second Fiscal Period	Third Fiscal Period	Fourth Fiscal Period	Fifth Fiscal Period	Sixth Fiscal Period
Reserve for the end of the previous period	92	165	288	406	777
Reserve for the fiscal period under review	130	148	118	370	14
Reversal of reserve for the fiscal period under review	57	26	0	—	359
Reserve bring to the next period	165	288	406	777	432

Expenses and Liabilities

1. Details for Expenses

(Unit : Thousands of Yen)

Item	Fifth Fiscal Period	Sixth Fiscal Period
(a) Asset management fees	369,009	424,141
(b) Custodian fees	20,456	22,463
(c) Administrative service fees	52,108	52,684
(d) Directors' salaries	5,400	5,400
(e) Audit fees	7,800	9,300
(f) Other operating expenses	76,818	116,083
Total	531,592	630,073

Note : In addition to the asset management fees indicated in the above table, a total of ¥55,000 thousand for the fifth fiscal period and ¥150,555 thousand for the sixth fiscal period, representing property acquisition management fees, was included in the book values of individual real estate assets.

2. Debt Financing

Debt financing on a financial institution basis as of April 30, 2008 was as follows.

Classification	Lender	Drawdown Date	Balance at the End of Previous Period (Millions of Yen)	Balance at the End of current Period (Millions of Yen)	Interest Rate (Note 1)	Repayment Date	Payment Method	Usage	Remarks
Short-Term Borrowings	Sumitomo Mitsui Banking Corporation	March 1, 2007	750	-	1.154	February 29, 2008	Full on maturity	(Note 2)	Unsecured/ Unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		500	-					
	Aozora Bank, Ltd.	July 31, 2007	2,000	2,000	1.131	July 31, 2008			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		1,000	-	1.100				
	The Chuo Mitsui Trust and Banking Co., Ltd.	September 20, 2007	1,250	1,250	1.131	September 20, 2008			
	Mitsubishi UFJ Trust and Banking Corporation	October 31, 2007	1,000	1,000	1.101	October 31, 2008			
	The Chuo Mitsui Trust and Banking Co., Ltd.	January 10, 2008	-	1,000	1.149	January 10, 2009			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	February 29, 2008	-	500	1.202	February 28, 2009			
	Sub Total		6,500	5,750					
Current Potion of Long-Term Borrowings	Mitsubishi UFJ Trust and Banking Corporation	August 1, 2005	2,700	2,700	0.869	July 31, 2008	Full on maturity	(Note 2)	Unsecured/ Unguaranteed
	The Norinchukin Bank		2,500	2,500					
	The Chiba Bank, Ltd.		1,200	1,200					
	The Chuo Mitsui Trust and Banking Co., Ltd.		1,000	1,000					
	Sumitomo Mitsui Banking Corporation		1,000	1,000					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		800	800					
	Resona Bank, Ltd.		300	300					
	The Norinchukin Bank	November 1, 2005	3,000	3,000	1.090	October 31, 2008			
	Resona Bank, Ltd.		500	500					
	Aozora Bank, Ltd. (Note 3)	December 8, 2005	1,500	1,500	1.098	December 7, 2008			
	Resona Bank, Ltd. (Note 3)		500	500					
	The Chiba Bank, Ltd. (Note 3)	March 1, 2006	800	800	1.449	February 28, 2009			
	Aozora Bank, Ltd. (Note 3)		500	500					
	Mitsui Sumitomo Insurance Co., Ltd. (Note 3)		700	700					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Note 3)	March 16, 2006	2,500	2,500	1.476	March 16, 2009			
	Aozora Bank, Ltd. (Note 3)	May 1, 2006	2,000	2,000	1.629	April 30, 2009			
	The Chuo Mitsui Trust and Banking Co., Ltd. (Note 3)		1,500	1,500					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Note 3)		1,000	1,000					
	Mitsubishi UFJ Trust and Banking Corporation (Note 3)		1,000	1,000					
	Resona Bank, Ltd. (Note 3)		1,000	1,000					
	Sub Total		26,000	26,000					

Classification	Lender	Drawdown Date	Balance at the End of Previous Period (Millions of Yen)	Balance at the End of current Period (Millions of Yen)	Interest Rate (Note 1)	Repayment Date	Payment Method	Usage	Remarks
Long-Term Borrowings	The Chuo Mitsui Trust and Banking Co., Ltd.	August 1, 2005	3,750	3,750	1.288	July 31, 2010	Full on maturity	(Note 2)	Unsecured/ Unguaranteed
	Sumitomo Mitsui Banking Corporation		3,750	3,750					
	Mitsubishi UFJ Trust and Banking Corporation		1,500	1,500					
	Resona Bank, Ltd.		500	500					
	Aozora Bank, Ltd.		1,500	1,500	2.199	April 30, 2011			
	Mitsui Sumitomo Insurance Co., Ltd.		1,000	1,000					
	Development Bank of Japan		5,000	5,000	2.731	April 30, 2016			
	Mitsubishi UFJ Trust and Banking Corporation	July 14, 2006	1,000	1,000	2.149	July 13, 2011			
	Development Bank of Japan	September 1, 2006	3,000	3,000	2.124	August 31, 2013			
	The Norinchukin Bank	December 1, 2006	2,500	2,500	1.964	November 30, 2011			
	Sumitomo Mitsui Banking Corporation	April 2, 2007	2,000	2,000	1.574	April 2, 2010			
	The Chuo Mitsui Trust and Banking Co., Ltd.		2,000	2,000	1.875	April 2, 2012			
	The Norinchukin Bank	April 17, 2007	1,500	1,500	1.646	April 16, 2011			
	Sumitomo Mitsui Banking Corporation	October 31, 2007	2,000	2,000	1.339	October 31, 2009			
	Sumitomo Mitsui Banking Corporation	January 10, 2008	-	2,500	1.503	January 10, 2009			
	Aozora Bank, Ltd.	February 29, 2008	-	2,000	1.366	February 28, 2011			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		-	1,500	1.429	August 31, 2011			
	Sumitomo Mitsui Banking Corporation	March 31, 2008	-	3,000	1.609	September 30, 2011			
	The Chuo Mitsui Trust and Banking Co., Ltd.		-	2,000	1.559				
	Sumitomo Mitsui Banking Corporation	April 25, 2008	-	1,000	1.563	October 25, 2009			
	Aozora Bank, Ltd.		-	1,500	1.463				
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		-	1,500					
	Sub Total		31,000	46,000					
Total			63,500	77,750					

Notes:

1. The average interest rate is the weighted-average interest rate for the fiscal period. The Investment Corporation entered into interest-rate swap transactions with the aim of minimizing the risk of future increase in interest rates. The effect of interest-rate swap transactions has been incorporated into calculations for the weighted-average interest rate.
2. Funds procured through borrowings were used to acquire real estate or trust beneficiary interests in real estate and to repay borrowings.
3. Borrowings listed in the current potion of long-term borrowings were listed in long-term borrowings in the previous fiscal period.

3. Investment Corporation Bonds

The status of the investment corporation bonds as of April 30, 2008 are as follows.

(Millions of Yen)

	Issuance Date	Balance at the End of Previous Period (Millions of Yen)	Balance at the End of current Period (Millions of Yen)	Interest Rate (%)	Redemption Date	Payment Method	Usage	Remarks
First Series Bonds	March 15, 2007	9,000	9,000	1.74	March 15, 2012	Full on maturity	(Note1)	(Note2)
Second Series Bonds		3,000	3,000	2.37	March 15, 2017			
Total		12,000	12,000					

Notes:

1. Funds procured through issuance of investment corporation bonds were used to repay borrowings.
2. Ranking *pari passu* among the Specified Investment Corporation Bonds.

Purchase and Sales during the Fiscal Period Under Review

1. Status of Real Estate and Securities Backed by Real Estate Purchase and Sales

(Millions of Yen)

Type	Area	No.	Property Name	Purchase		Sales			
				Date of Acquisition	Acquisition Price (Millions of Yen) (Note 1)	Date of Sales	Sales Price (Millions of Yen)	Book Value (Millions of Yen)	Capital Gain (Loss) (Millions of Yen)
Office	Tokyo Metropolitan Areas	A-45	KDX Roppongi 228 Building	Jan. 10, 2008	3,300	–	–	–	–
		A-46	Hiei Kudan-kita Building	Feb. 1, 2008	7,600	–	–	–	–
		A-47	KDX Shin-Yokohama 381 Building	Feb. 1, 2008	4,700	–	–	–	–
		A-48	KDX Kawasaki-Ekimae Hon-cho Building	Feb. 1, 2008	3,760	–	–	–	–
		A-49	Nissou Dai-17 Building	Feb. 1, 2008	2,710	–	–	–	–
		A-50	Ikejiri-Oohashi Building	Feb. 1, 2008	2,400	–	–	–	–
		A-51	KDX Hamacho Nakanohashi Building	Feb. 1, 2008	2,310	–	–	–	–
		A-52	KDX Kanda Misaki-cho Building	Feb. 1, 2008	1,380	–	–	–	–
		A-55	Shin-toshin Maruzen Building	Feb. 29, 2008	2,110	–	–	–	–
		A-56	KDX Jimbocho Building	Mar. 31, 2008	2,760	–	–	–	–
		A-57	KDX Gobancho Building	Mar. 31, 2008	1,951	–	–	–	–
	Other Regional Areas	A-53	KDX Hakata-Minami Building	Feb. 1, 2008	4,900	–	–	–	–
		A-54	KDX Kitahama Building	Feb. 1, 2008	2,220	–	–	–	–
		A-58	Sakae 4-chome Office Building (Tentative Name) (Note 2)	Apr. 25, 2008	4,000	–	–	–	–
Residential	Tokyo Metropolitan Areas	B-1	Storia Sirokane	–	–	Feb. 1, 2008	3,370	3,149	200
		B-2	Tre di Casa Minami Aoyama	–	–	Feb. 1, 2008	2,680	2,468	195
		B-6	Court Nihonbashi-Hakozaki	–	–	Feb. 1, 2008	1,220	1,119	91
		B-7	Side Denenchofu	–	–	Feb. 1, 2008	1,110	1,137	△36
		B-8	S-court Yokohama-Kannai II	–	–	Feb. 1, 2008	1,020	931	80
		B-9	Court Motoasakusa	–	–	Feb. 1, 2008	943	883	52
		B-11	Bloom Omotesando	–	–	Feb. 1, 2008	962	883	70
		B-13	Human Heim Okachimachi	–	–	Feb. 1, 2008	905	835	61
		B-20	Regalo Ochanomizu I･II	–	–	Feb. 1, 2008	3,670	3,615	33
		B-21	Regalo Shiba-Kouen	–	–	Feb. 1, 2008	2,280	2,271	△5
		B-22	Chigasaki Socie Ni-bankan	–	–	Feb. 1, 2008	1,140	1,232	△100
		B-23	Court Nishi-Shinjuku	–	–	Feb. 1, 2008	1,160	1,141	10
		B-24	Regalo Komazawa-Kouen	–	–	Feb. 1, 2008	943	919	16
		B-26	Primo Regalo Kagurazaka	–	–	Feb. 1, 2008	770	774	△10

		B-27	Primo Regalo Youga	–	–	Feb. 1, 2008	737	739	△8
		B-28	Court Shimouma	–	–	Feb. 1, 2008	644	647	△9
	Other Regional Areas	B-16	Abreast Hara	–	–	Feb. 1, 2008	494	435	53
		B-17	Abreast Hirabari	–	–	Feb. 1, 2008	457	406	45
		B-29	Ashiya Royal Homes	–	–	Feb. 1, 2008	2,420	2,471	△66
		B-30	Regalo Ibaraki I・II	–	–	Feb. 1, 2008	1,620	1,622	△14
		B-31	Collection Higashi-Sakura	–	–	Feb. 1, 2008	1,150	1,317	△176
		B-32	Renaissance 21 Hirao Jousui-machi	–	–	Feb. 1, 2008	964	916	40
		B-33	Montore Nishikouen Bay Court	–	–	Feb. 1, 2008	831	835	△11
	Total				46,101	-	31,490	30,755	512

Notes:

1. Acquisition prices are the sales amounts recorded in trust beneficiary interest agreements exclusive of associated costs such as brokerage fees and taxes.

2. Acquisition price for land is shown for the Sakae 4-chome Office Building (Tentative Name) since the building is still under construction as of June 11, 2008.

2. Status of Other Assets Acquisition and Transfer

Assets other than the aforementioned real estate and securities backed by real estate mainly comprised bank deposits and trust fund bank deposits.

3. **Specified Asset Value Survey (Note 1)**

1. Real Estate and Other Specified Assets

Type	Area	No.	Property Name	Purchase / Sales	Type of Specified Asset	Acquisition / Sales Date	Acquisition / Sales Price (¥mn)(Note 2)	Specified Asset Survey Value(¥mn)
Offices	Tokyo Metropolitan Area	A-45	KDX Roppongi 228 Building	Purchase	Real Estate	Jan. 10, 2008	3,300	3,330
		A-46	Hiei Kudan-Kita Building	Purchase	Trust beneficiary interest in real estate	Feb. 1, 2008	7,600	7,910
		A-47	KDX Shin-Yokohama 381 Building	Purchase	Trust beneficiary interest in real estate	Feb. 1, 2008	4,700	4,700
		A-48	KDX Kawasaki-Ekimae Hon-cho Building	Purchase	Real Estate	Feb. 1, 2008	3,760	3,760
		A-49	Nissou Dai-17 Buildinng	Purchase	Trust beneficiary interest in real estate	Feb. 1, 2008	2,710	2,300
		A-50	Ikejiri-Oohashi Building	Purchase	Trust beneficiary interest in real estate	Feb. 1, 2008	2,400	2,450
		A-51	KDX Hamacho Nakanohashi Building	Purchase	Trust beneficiary interest in real estate	Feb. 1, 2008	2,310	2,360
		A-52	KDX Kanda Misaki-cho Building	Purchase	Real Estate	Feb. 1, 2008	1,380	1,380
		A-55	Shin-toshin Maruzen Building	Purchase	Trust beneficiary interest in real estate	Feb. 29, 2008	2,110	2,130
		A-56	KDX Jimbocho Building	Purchase	Real Estate	Mar. 31, 2008	2,760	2,770
		A-57	KDX Gobancho Building	Purchase	Real Estate	Mar. 31, 2008	1,951	1,970
	Other Regional Areas	A-53	KDX Hakata-Minami Building	Purchase	Real Estate	Feb. 1, 2008	4,900	4,900
		A-54	KDX Kitahama Building	Purchase	Trust beneficiary interest in real estate	Feb. 1, 2008	2,220	2,220
		A-58	Sakae 4-chome Office Building (Tentative Name) (Note 3)	Purchase	Real Estate	Apr. 25, 2008	4,000	4,180
Residentials	Tokyo Metropolitan Area	B-1	Storia Sirokane	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	3,370	3,370
		B-2	Tre di Casa Minami Aoyama	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	2,680	2,680
		B-6	Court Nihonbashi-Hakozaki	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	1,220	1,220
		B-7	Side Denenchofu	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	1,110	1,110
		B-8	S-court Yokohama Kannai	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	1,020	1,020
		B-9	Court Motoasakusa	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	943	943
		B-11	Bloom Omotesando	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	962	962
		B-13	Human Heim Okachimachi	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	905	905
		B-20	Regalo Ochanomizu I・II	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	3,670	3,670
		B-21	Regalo Shiba-kouen	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	2,280	2,280

Type	Area	No.	Property Name	Purchase / Sales	Type of Specified Asset	Acquisition / Sales Date	Acquisition / Sales Price (¥mn)(Note 2)	Specified Asset Survey Value(¥mn)
		B-22	Chigasaki Socie Ni-bankan	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	1,140	1,140
		B-23	Court Nishi-Shinjuku	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	1,160	1,160
		B-24	Regalo Komazawa-kouen	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	943	943
		B-26	Primo Regalo Kagurazaka	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	770	770
		B-27	Primo Regalo Youga	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	737	737
		B-28	Cout Shimouma	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	644	644
	Other Regional Areas	B-16	Abreast Hara	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	494	494
		B-17	Abreast Hirabari	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	457	457
		B-29	Ashiya Royal Homes	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	2,420	2,420
		B-30	Regalo Ibaraki I・II	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	1,620	1,620
		B-31	Collection Higashi-Sakura	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	1,150	1,150
		B-32	Renaissance 21 Hirao Jousui-machi	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	964	964
		B-33	Montore Nishikouen Bay Court	Sale	Trust beneficiary interest in real estate	Feb. 1, 2008	831	831

Notes:

1. The specified asset value survey was prepared by Ernst & Young ShinNihon at the time of asset acquisition based on *Audit Committee* Report No. 23, "Investigation of Values of Specified Assets Held by Investment Trusts and Investment Corporations," issued by the Japanese Institute of Certified Public Accountants. In addition to the survey value above, the Investment Corporation has received a survey report containing items necessary in the identification of real estate including location, lot number and other information.
2. Acquisition prices are the sales amounts recorded in trust beneficiary interest agreements exclusive of associated costs such as brokerage fees and taxes.
3. Acquisition price for land is shown for the Sakae 4-chome Office Building (Tentative Name) since the building is still under construction as of August 1, 2008.

2. Other

None

4. Details of Related-Party Transactions

(1) Details

	Purchase and Sales Amounts	
	Amount of Purchase (Thousands of Yen)	Amount of Sales (Thousands of Yen)
Total	46,101,000	31,490,000
	Amount of Purchase from Related -Parties	Amount of Sale to Related -Parties
	31,980,000 (69.4%)	31,490,000 (100%)
Details of related-party transactions		
Y.K. KRF 11	17,260,000 (54.0%)	– (–%)
Y.K. KWO Fourth	7,600,000 (23.8%)	– (–%)
Y.K. Cistern Capital	4,900,000 (15.3%)	– (–%)
Y.K. KRF 1	2,220,000 (6.9 %)	– (–%)
G.K. KRF 20	– (– %)	31,490,000 (100%)
Total	31,980,000 (100%)	31,490,000 (100%)

(2) Fees

Classification	Total Fees (A) (Thousands of Yen)	Details of fees and other payments to related parties and main shareholders (Note 1)		Ratio (B /A)%
		Payment Recipient	Amount of Fee (B) (Thousands of Yen)	
Brokerage fees (Note 2)	120,000	Kenedix, Inc.	120,000	100.0
Property management fees	269,220	Kenedix Advisors Co., Ltd.	183,364	68.1
Management transfer fees (Note 3)	72,553	As above	65,400	90.1
Construction management fees (Note 4)	40,346	As above	3,600	8.9

Notes:

1. Main shareholders in the above table are the main shareholders for the Asset Management Company, which are defined under Article 29.4-2 of the Financial Instruments and Exchange Law, and related parties are the related parties for the Asset Management Company, which are defined under Implementation Ordinance No. 123 of the Investment Trust Law.
2. Brokerage fees refer to the fees that were capitalized as costs at the time of the acquisition of the real estate.
3. Management transfer fees include ¥28,353 thousands that were capitalized as costs of the real estate at the time of acquisition.
4. Construction management fees include ¥37,588 thousands that were capitalized as costs of the real estate.

5. Condition of Transactions with the Consigned Asset Management Company for Additional Services

The Asset Management Company does not provide additional services related to securities, purchase and sale of lots or buildings, or specified joint real estate business, and accordingly there are no such transactions.

Accounting

1. Assets, Liabilities, Unitholders' Equity, Profit and Loss, and Income and Retained Earnings

Please refer to III. Balance Sheets, IV. Statements of Income and V. Statements of Changes in Unitholder's Equity for details relating to assets, liabilities, unitholders' equity, profit and loss, and income and retained earnings.

2. Change in the Method for Calculating Depreciation

Not applicable.

3. Change in the Method for Asset Valuation

Not applicable

Other

1. Notification

None

2. Others

Omitted

III. Balance Sheets

	Sixth Fiscal Period (As of April 30, 2008)		Fifth Fiscal Period (Reference) (As of October 31, 2007)	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
ASSETS				
I. Current assets	13,397,027	5.8	12,570,970	5.9
Cash and bank deposits	6,379,367		6,561,025	
Entrusted deposits	6,813,393		5,762,315	
Rental receivables	159,003		141,910	
Prepaid expenses	34,209		44,987	
Consumption tax refundable	-		47,551	
Other current assets	11,053		13,181	
II. Fixed assets	216,915,367	94.1	200,932,798	94.0
1. Property and equipment, at cost	216,483,952	93.9	200,564,337	93.8
Buildings	9,480,794		4,815,619	
Structures	7,046		49,270	
Machinery and equipment	20,754		24,413	
Tools, furniture and fixtures	12,215		7,639	
Land	25,928,590		7,918,083	
Buildings held in trust	55,388,083		62,666,733	
Structures held in trust	109,995		241,537	
Machinery and equipment held in trust	568,618		668,470	
Tools, furniture and fixtures held in trust	225,247		543,466	
Land held in trust	124,742,605		123,629,101	
2. Intangible fixed asset	285,350	0.1	285,350	0.1
Land leasehold	285,350		285,350	
3. Investment and other assets	146,065	0.1	83,110	0.1
Leasehold and security deposits	23,326		12,411	
Long-term prepaid expenses	121,520		68,165	
Deferred tax assets	1,217		2,534	
III Deferred	207,848	0.1	260,220	0.1
Organization costs	20,358		25,448	
Investment Corporation Issuance Costs	57,183		62,997	
Unit Issuance Costs	130,305		171,774	
Total assets	230,520,243	100.0	213,763,989	100.0

	Sixth Fiscal Period (As of April 30, 2008)		Fifth Fiscal Period (Reference) (As of October 31, 2007)	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
LIABILITIES				
I Current liabilities	34,026,147	14.8	21,245,911	9.9
Trade payables	441,418		358,328	
Short-term debt	5,750,000		6,500,000	
Current maturities of long term debt	26,000,000		13,000,000	
Other payables	351,588		168,666	
Accrued expenses	89,201		74,940	
Accrued income taxes	769		658	
Accrued consumption taxes	215,992		-	
Rents received in advance	1,172,674		1,141,332	
Deposits received	4,503		1,985	
II Long-term liabilities	68,179,934	29.6	64,756,142	30.3
Investment Corporation bonds issued	12,000,000		12,000,000	
Long-term debt	46,000,000		44,000,000	
Leasehold and security deposits received	1,271,027		647,396	
Leasehold and security deposits held in trust received	8,905,814		8,102,312	
Derivative liability	3,091		6,434	
Total liabilities	102,206,081	44.3	86,002,054	40.2
(Net assets)				
I. Unitholder's equity	128,316,035	55.7	127,765,834	59.8
1. Capital stock	124,973,750	54.2	124,973,750	58.5
2. Retained earnings	3,342,285	1.4	2,792,084	1.3
Retained earnings at end of period	3,342,285		2,792,084	
II. Valuation and translation adjustments	△1,873	△0.0	△3,899	△0.0
Unrealized gain from deferred hedge	△1,873		△3,899	
Total net assets	128,314,161	55.7	127,761,934	59.8
Total liabilities and net assets	230,520,243	100.0	213,763,989	100.0

IV. Statements of Income and Retained Earnings

	Sixth Fiscal Period (As of April 30, 2008)		Fifth Fiscal Period (Reference) (As of October 31, 2007)	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
1. Operating revenues	8,582,695	100.0	7,208,246	100.0
Rental revenues	6,770,710		6,334,707	
Other rental revenues	859,754		873,538	
Profit on sale of trust beneficiary interests in real estate	952,230		-	
2. Operating expenses	4,517,040	52.6	3,737,320	51.8
Property-related expenses *1	3,447,634		3,205,728	
Loss on sale of trust beneficiary interests in real estate *3	439,333		-	
Asset management fees	424,141		369,009	
Directors' salaries	5,400		5,400	
Custodian fees	22,463		20,456	
Administrative service fees	52,684		52,108	
Audit fees	9,300		7,800	
Other operating expenses	116,083		76,818	
Operating income	4,065,654	47.4	3,470,925	48.2
3. Non-operating revenues	8,712	0.1	11,934	0.2
Interest income	8,261		7,794	
Other Non-operating revenues	451		4,140	
4. Non-operating expenses	730,610	8.5	689,794	9.6
Interest expense	504,589		481,855	
Investment corporation bonds interest	113,537		113,304	
Financing related expense	28,471		24,338	
Amortization of bonds issuance costs	5,813		5,877	
Amortization of unit issuance costs	41,468		41,468	
Amortization of organization costs	5,089		5,089	
Other non-operating expenses	31,640		17,859	
Ordinary income	3,343,757	39.0	2,793,065	38.7
Income before income taxes	3,343,757	39.0	2,793,065	38.7
Current income taxes	1,773	0.0	1,029	0.0
Deferred income taxes	△217		△5	
Net Income	3,342,201	38.9	2,792,040	38.7
Retained earnings at the beginning of period	84		43	
Retained earnings at the end of period	3,342,285		2,792,084	

V. Statements of Changes in Unitholder's Equity

Sixth Fiscal Period (November 1, 2007 to April 30, 2008) (Thousands in Yen)

	Unitholder's Equity			Valuation and Translation Adjustments		Total Net Assets
	Capital Stock	Retained Earnings: Retained Earnings at end-period	Total Unitholder's Equity	Unrealized gain from Deferred Hedge	Total Valuation and Translation Adjustments	
Balance at the beginning of a period	124,973,750	2,792,084	127,765,834	Δ3,899	Δ3,899	127,761,934
Changes during the fiscal period						
Payment of dividends	–	Δ2,792,000	Δ2,792,000	–	–	Δ2,792,000
Net Income	–	3,342,201	3,342,201	–	–	3,342,201
Interest-rate swap	–	–	–	2,025	2,025	2,025
Total changes during the fiscal period		550,201	550,201	2,025	2,025	552,226
Balance at the end of period	124,973,750	3,342,285	128,316,035	Δ1,873	Δ1,873	128,314,161

(Reference) Fifth Fiscal Period (May 1, 2007 to October 31, 2007) (Thousands in Yen)

	Unitholder's Equity			Valuation and Translation Adjustments		Total Net Assets
	Capital Stock	Retained Earnings: Retained Earnings at end-period	Total Unitholder's Equity	Unrealized gain from Deferred Hedge	Total Valuation and Translation Adjustments	
Balance at the beginning of a period	88,729,652	2,148,117	90,877,769	–	–	90,877,769
Changes during the fiscal period	36,244,098	–	36,244,098	–	–	36,244,098
New unit issuance	–	Δ2,148,074	Δ2,148,074	–	–	Δ2,148,074
Payment of dividends	–	2,792,040	2,792,040	Δ3,899	Δ3,899	2,792,040
Net Income	–	–	–	Δ3,899	Δ3,899	Δ3,899
Interest-rate swap						
Total changes during the fiscal period	36,244,098	643,966	36,888,064	Δ3,899	Δ3,899	36,884,165
Balance at the end of period	124,973,750	2,792,084	127,765,834	Δ3,899	Δ3,899	127,761,934

VI. Notes

[Important Accounting Standards]

	Sixth Fiscal Period (November 1, 2007 to April 30, 2008)	Fifth Fiscal Period (Reference) (May 1, 2007 to October 31, 2007)
1. Depreciation of fixed assets	(1) Property and equipment (includes trust assets) The straight-line method is applied. Useful lives of the assets ranging are as follows: Buildings: 2 to 46 years Structures: 2 to 13 years Machinery and equipment: 3 to 17 years Tools, furniture and fixtures: 3 to 20 years (2) Long-term prepaid expenses The straight-line method is applied.	(1) Property and equipment (includes trust assets) Same applies as left. Useful lives of the assets ranging are as follows: Buildings: 2 to 46 years Structures: 2 to 25 years Machinery and equipment: 3 to 17 years Tools, furniture and fixtures: 3 to 15 years (2) Long-term prepaid expenses Same applies as left.
2. Accounting policies for deferred assets	(1) Organization costs Organization costs are amortized over a period of 5 years. (2) New unit issuance costs Unit issuance costs are amortized over a period of three years. (3) Bond issuance costs Bond issuance costs are amortized by applying the straight-line method for the entire redemption period.	(1) Organization costs Same applies as left. (2) New unit issuance costs Same applies as left. (3) Bond issuance costs Same applies as left.
3. Accounting standards for revenues and expenses	Accounting method for property tax Property-related taxes including property taxes, city planning taxes and depreciable property taxes are imposed on properties on a calendar year basis. These taxes are generally charged to rental expenses during the period and on a pro rata basis between the purchaser and the seller in the event of purchase and sale. In connection with the acquisition of real estate including trust beneficiary interests in real estate during the fiscal period under review, the Investment Corporation included its pro rata property portion for the year in each property acquisition price and not as rental expense. The amount of property taxes included in acquisition prices for the fiscal period under review amounted to ¥173,954 thousand.	Accounting method for property tax Same applies as left. In connection with the acquisition of real estate including trust beneficiary interests in real estate during the fiscal period under review, the Investment Corporation included its pro rata property portion for the year in each property acquisition price and not as rental expense. The amount of property taxes included in acquisition prices for the fiscal period under review amounted to ¥81,513 thousand.
4. Accounting for hedges	(1) Hedge accounting method The deferred hedge method is applied. However, the special treatment is applied for the interest-rate swap agreements that meet the criteria. (2) Hedging instruments and risks hedged Hedge instruments The Investment Corporation enters into interest-rate swap transactions.	(1) Hedge accounting method Same applies as left. (2) Hedging instruments and risks hedged Hedge instruments Same applies as left. Risks hedged

	Risks hedged Interest rates on debt (3) Hedging policy The Investment Corporation enters into derivative transactions based on its risk management policies with the objective of hedging risks in accordance with its Articles of Incorporation. (4) Method of evaluating the effectiveness of hedging During the period from the commencement of hedging to the point at which effectiveness is assessed, the Investment Corporation compares the cumulative total of market changes in the targeted objects of hedging or cash flow changes with the cumulative total of market changes in the hedging instruments or cash flow changes. The Investment Corporation then makes a decision based on the changes and other factors of the two. However, the interest-rate swap agreements that meet the criteria for special treatment, the evaluation of effectiveness are omitted.	Same applies as left. (3) Hedging policy Same applies as left. (4) Method of evaluating the effectiveness of hedging Same applies as left.
5. Other significant accounting policies utilized in the preparation of financial statements	(1) Accounting method for trust beneficiary interests in real estate and other assets The assets and liabilities as well as revenues and expenses of financial assets held in the form of trust beneficiary interests in real estate and other assets are recorded in full in the Investment Corporation's balance sheets and statements of income. Important line items included in accounting for financial assets in the Investment Corporation's balance sheet are as follows: 1. Cash and cash equivalents 2. Buildings, structures, machinery and equipment, tools, furniture and fixtures and land 3. Leasehold and security deposits received (2) Accounting method for consumption tax Consumption taxes are separately recorded. Non-deductible consumption taxes applicable to the acquisition of assets are included in the cost of acquisition for each asset.	(1) Accounting method for trust beneficiary interests in real estate and other assets Same applies as left. (2) Accounting method for consumption tax Same applies as left.

[Notes to the Balance Sheets]

(Thousands of Yen, otherwise stated)

Sixth Fiscal Period (As of April 30, 2008)		Fifth Fiscal Period (Reference) (As of October 31, 2007)	
*1. Minimum unitholders' equity pursuant to Article 67-4 of the Law Concerning Investment Trusts and Investment Corporations Law	¥50,000	*1. Minimum unitholders' equity pursuant to Article 67-4 of the Law Concerning Investment Trusts and Investment Corporations Law	¥50,000
*2. Balance of undrawn credit facility The Invetsment Corporation established a credit facility with a financial institution.		*2. Balance of undrawn credit facility The Invetsment Corporation established a credit facility with a financial institution.	
Total credit facility	¥5,000,000	Total credit facility	¥2,500,000
Drawn credit facility	¥500,000	Drawn credit facility	-
Balance of Undrawn credit facility	¥4,500,000	Balance of Undrawn credit facility	¥2,500,000

[Notes to the Statements of Income and Retained Earnings]

Sixth Fiscal Period (November 1, 2007 to April 30, 2008)		Fifth Fiscal Period (Reference) (May 1, 2007 to October 31, 2007)	
	(Thousands of Yen)		(Thousands of Yen)
*1. Breakdown of real estate rental business profit and loss		*1. Breakdown of real estate rental business profit and loss	
A. Rental and other operating revenues		A. Rental and other operating revenues	
Rental revenues		Rental revenues	
Leasing income	5,626,514	Leasing income	5,336,255
Common charges	1,144,195	Common charges	998,452
Total	6,770,710	Total	6,334,707
Others		Others	
Parking space rental revenues	240,631	Parking space rental revenues	222,255
Utility charge reimbursements	458,128	Utility charge reimbursements	476,613
Miscellaneous	160,994	Miscellaneous	174,669
Subtotal	859,754	Subtotal	873,538
Total rental and operating revenues	7,630,464	Total rental and operating revenues	7,208,246
B. Rental and other operating expenses		B. Rental and other operating expenses	
Rental expenses		Rental expenses	
Property management fees	750,333	Property management fees	704,418
Utilities	450,236	Utilities	454,312
Taxes	395,277	Taxes	329,927
Repairs and maintenance costs	149,230	Repairs and maintenance costs	119,710
Insurance	16,806	Insurance	17,219
Trust fees	57,312	Trust fees	55,386
Others	149,083	Others	132,739
Depreciation	1,430,125	Depreciation	1,392,013
Total property-related expenses	49,228	Total property-related expenses	3,205,728
C. Rental business profit (A – B)	3,447,634	C. Rental business profit (A – B)	4,002,517
	4,182,830		
*2. Profit on sale of real estate (Sale of 13 residential properties)		None	
Revenue from sale of investment properties	18,788,000		
Costs of investment properties	17,705,425		
Other sales' expenses	130,344		
Profit on sale of real estate	952,230		
*3. Loss on sale of real estate (Sale of 10 residential properties)			
Revenue from sale of investment properties	12,702,000		
Costs of investment properties	13,050,272		
Other sales' expenses	91,061		
Profit on sale of real estate	439,333		

[Notes to the Statements of Changes in Unitholders' Equity]

	Sixth Fiscal Period (November 1, 2007 to April 30, 2008)	Fifth Fiscal Period (Reference) (May 1, 2007 to October 31, 2007)
Total number of authorized investment units and total number of investment units issued and outstanding		
· Total number of authorized investment units	2,000,000 units	2,000,000 units
· Total number of investment units issued and outstanding	200,000 units	157,000 units

[Tax-Effect Accounting]

Sixth Fiscal Period (November 1, 2007 to April 30, 2008)		Fifth Fiscal Period (Reference) (May 1, 2007 to October 31, 2007)	
1.Principal deferred tax assets and liabilities were as follows		1.Principal deferred tax assets and liabilities were as follows	
	(Thousands of Yen)		(Thousands of Yen)
(Deferred tax assets)		(Deferred tax assets)	
Enterprise tax payable not included in expenses	64	Enterprise tax payable not included in expenses	21
Bad debts loss	500	Unrealized loss from deferred hedge transactions	2,534
Unrealized loss from deferred hedge transactions	1,217	Total deferred tax assets	2,555
Subtotal deferred tax assets	1,782		
Valuation allowance	△326		
Total deferred tax assets	1,456		
2. Significant difference between statutory income tax rate and the effective tax rate	(%)	2. Significant difference between statutory income tax rate and the effective tax rate	(%)
Normal effective statutory tax rate	39.39	Normal effective statutory tax rate	39.39
(Adjustments)		(Adjustments)	
Deductible cash distributions	△39.37	Deductible cash distributions	△39.37
Others	0.03	Others	0.01
Actual effective tax rate	0.05	Actual effective tax rate	0.03

[Notes to the used fixed assets resulting from lease]

Sixth Fiscal Period (November 1, 2007 to April 30, 2008)	Fifth Fiscal Period (Reference) (May 1, 2007 to October 31, 2007)
None	None

[Notes to the Related-Party Transactions]

Sixth Fiscal Period (November 1, 2007 to April 30, 2008)

Attributes	Company Name	Business Activities	Ratio of Investment Units owned (%)	Details of the Transaction	Deal Amount (¥M)	Accounting Term	Balance of Period End (¥M)
Related-party	YK KRF 11	Acquisition, management and disposal of trust beneficiary interests in real estate and real estate	-	Acquisition of trust beneficiary interest in real estate and real estate	17,260	-	-
Related-party	YK KWO Fourth	Acquisition, management and disposal of trust beneficiary interests in real estate	-	Acquisition of trust beneficiary interest in real estate	7,600	-	-
Related-party	YK Cistern Capital	Acquisition, management and disposal of trust beneficiary interests in real estate and real estate	-	Acquisition of real estate	4,900	-	-
Related-party	YK KRF 1	Acquisition, management and disposal of trust beneficiary interests in real estate and real estate	-	Acquisition of real estate	2,220		
Related-party	GK KRF 20	Acquisition, management and disposal of trust beneficiary interests in real estate and real estate	-	Sale of trust beneficiary interest in real estate	31,490	-	-
Asset Management Company	Kenedix REIT Management, Inc.	Investment management operations	0.1	Payment of property management fee to Kenedix REIT Management, Inc. (Note)	129	Accounts Payable	65

Note: Property management fee include ¥39,675 thousand related to the acquisition of property that count in book value for individual real estate.

Fifth Fiscal Period (May 1, 2008 to October 31, 2008)

Attributes	Company Name	Business Activities	Ratio of Investment Units owned(%)	Details of the Transaction	Deal Amount (¥M)	Accounting Term	Balance of Period End (¥M)
Related-party	Y.K. KWO Fourth	Acquisition, management and disposal of trust beneficiary interests in real estate	-	Acquisition of trust beneficiary interest in real estate	22,000	-	-

[Notes to the Information per Unit]

Sixth Fiscal Period (November 1, 2007 to April 30, 2008)	Fifth Fiscal Period (Reference) (May 1, 2007 to October 31, 2007)
Unitholders' Equity per Unit ¥641,570 Net Income per Unit ¥16,711 Net income per unit after adjusting for residual units is not included because there were no residual investment units.	Unitholders' Equity per Unit ¥638,809 Net Income per Unit ¥14,334 Net income per unit after adjusting for residual units is not included because there were no residual investment units.

Note: The calculation for the net income per unit is as follow.

	Sixth Fiscal Period (November 1, 2007 to April 30, 2008)	Fifth Fiscal Period (Reference) (May 1, 2007 to October 31, 2007)
Net Income (¥ thousand)	3,342,201	2,792,040
Amount vested in ordinary investors (¥ thousand)	–	–
Net income for ordinary units (¥ thousand)	3,342,201	2,792,040
Average number of units during the period (unit)	200,000	194,772

[Important Subsequent Events]

Sixth Fiscal Period (November 1, 2007 to April 30, 2008)	Fifth Fiscal Period (Reference) (May 1, 2007 to October 31, 2007)
Important subsequent events after the closing of the fiscal period ended on April 30, 2008 are as follows. Acquisition of Property On May 15, 2008, the Board of Directors of the Asset Management Company resolved to acquire the following property on June 30, 2008. Property Name: KDX Harumi Building Type of Acquisition: Trust beneficiary interest in real estate Location (Address): 3-12-1 Harumi, Chuo-ku, Tokyo Acquisition Price: ¥10,250,000,000 (excluding acquisition costs, property tax, city-planning tax and consumption tax, etc.) Date of Contract: May 15, 2008 Seller: Y.K. KW Property 11 Usage: Offices, Retail shops Site Area: 12,694.32㎡ Completion Date: February 22, 2008	None

VII. Basis for Calculating Cash Distribution

(Unit: Yen)

	Sixth Fiscal Period (November 1, 2007 to April 30, 2008)	Fifth Fiscal Period (Reference) (May 1, 2007 to October 31, 2007)
I. Retained earnings at the end of period	3,342,285,404	2,792,084,129
II. Total Distribution	3,342,200,000	2,792,000,000
(Distribution per Unit)	(16,711)	(13,960)
III. Retained Earnings bring to next period	85,404	84,129
Method of calculating the distribution amount	The Investment Corporation determines the amount of distribution in accordance with Article 35-1 of its Articles of Incorporation, which must exceed 90% of its distributable income as stipulated in Article 67-15 of the Special Taxation Measures Law. The Investment Corporation has therefore decided to distribute the maximum amount of retained earnings at the period-end of period, namely totaling ¥3,342,200,000 to 200,000 units issued and outstanding. Procedures for the distribution of amounts exceeding distributable income are outlined in Article 35-2 of the Investment Corporation's Articles of Incorporation. In its fiscal period under review, the Investment Corporation has decided not to distribute cash in excess of distributable income.	The Investment Corporation determines the amount of distribution in accordance with Article 35-1 of its Articles of Incorporation, which must exceed 90% of its distributable income as stipulated in Article 67-15 of the Special Taxation Measures Law. The Investment Corporation has therefore decided to distribute the maximum amount of retained earnings at the period-end of period, namely totaling ¥2,792,000,000 to 200,000 units issued and outstanding. Procedures for the distribution of amounts exceeding distributable income are outlined in Article 35-2 of the Investment Corporation's Articles of Incorporation. In its fiscal period under review, the Investment Corporation has decided not to distribute cash in excess of distributable income.

VIII. Report of Independent Auditors

Omitted.

IX. Statements of Cash Flows (Reference)

(Thousands of Yen)	Sixth Fiscal Period (November 1, 2007 to April 30, 2008)	Fifth Fiscal Period (Reference) (May 1, 2007 to October 31, 2007)
1. Cash flows from operating activities		
Income before income taxes	3,343,757	2,793,065
Depreciation	1,430,125	1,392,013
Amotization of long-term prepaid expenses	27,400	20,838
Interest income	△8,261	△ 7,794
Interest expense	618,126	595,160
Amotization of organization costs	5,089	5,089
Amortization of unit issuance costs	41,468	41,468
Amortization of bonds issuance costs	5,813	5,877
Changes in rental receivables	△17,093	△ 66,785
Changes in consumption tax refundable	47,551	254,488
Changes in prepaid expenses	8,642	△ 16,889
Changes in trade payables	83,089	73,915
Changes in other payables	180,830	29,583
Changes in accrued consumption tax	215,992	-
Changes in rents received in advance	31,342	224,960
Changes in deposits received	2,518	△ 24,758
Loss on retirement of fixed assets	45,288	-
Changes in net property and equipment held in trust	30,755,697	-
Cash payments of long-term prepaid expenses	△78,620	△ 3,935
Other-net	1,341	△ 10,435
Subtotal	36,740,101	5,305,863
Interest income receivables	8,261	7,794
Cash payments of interest expense	△603,866	△ 606,961
Cash payments of income taxes	△658	△ 543
Net cash provided by operating activities	36,143,837	4,706,152
2. Cash flows from investing activities		
Purchases of property and equipment	△22,817,847	△ 97,782
Purchases of property and equipment held in trust	△25,332,879	△ 23,341,740
Purchases of intangible fixed asset	-	△ 205
Purchases of leasehold and security deposits held in trus	184	-
Payments of leasehold and security deposits held in trust	△11,100	△ 762
Purchases of leasehold and security deposits received	△19,216	△ 16,641
Payments of leasehold and security deposits received	642,847	37,538
Payments of leasehold and security deposits received held in trust	△685,950	△ 582,956
Proceeds from leasehold and security deposits held in trust	1,489,452	1,742,125
Payments of restricted bank deposits	△1,130,321	△ 111,083
Proceeds from restricted bank deposits	71,434	435,530
Net cash used in investing activities	△47,793,395	△ 21,935,977
3. Cash flows from financing activities		
Proceeds from short-term debt	1,500,000	5,250,000
Payment of short-term debt	△2,250,000	△ 17,250,000
Proceeds from long-term debt	15,000,000	2,000,000
Payment of long-term debt	-	△ 3,000,000
Proceeds from issuance of units	—	36,101,993
Payments of dividends	△2,789,908	△ 2,147,443
Net cash provided by financing activities	11,460,091	20,954,549
4. Net change in cash and cash equivalents	△189,466	3,724,724
5. Cash and cash equivalents at the beginning of period	11,331,324	7,606,600
6. Cash and cash equivalents at the end of period	11,141,858	11,331,324

[Important Accounting Standards] (Reference)

	Sixth Fiscal Period (November 1, 2007 to April 30, 2008)	Fifth Fiscal Period (Reference) (May 1, 2007 to October 31, 2007)
The scope of cash and cash equivalents on statements of cash flows	For the purpose of cash flow statements, cash and cash equivalents consist of cash on hand, deposits received that can be withdrawn on demand, and short-term investments with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of a change in value	Same applies as left.

[Notes to the Statements of Cash Flow] (Reference)

Sixth Fiscal Period (November 1, 2007 to April 30, 2008)		Fifth Fiscal Period (Reference) (May 1, 2007 to October 31, 2007)	
*Reconciliation of balance sheet items to cash and cash equivalents at end of period in the cash flows statements.		*Reconciliation of balance sheet items to cash and cash equivalents at end of period in the cash flows statements.	
(As of October 31, 2007)	(Thousands of Yen)	(As of April 30, 2007)	(Thousands of Yen)
Cash and bank deposits	6,379,367	Cash and bank deposits	6,561,025
Entrusted deposits	6,813,393	Entrusted deposits	5,762,315
Restricted bank deposits held in trust (Note)	△2,050,902	Restricted bank deposits held in trust (Note)	△992,015
Cash and cash equivalents	11,141,858	Cash and cash equivalents	11,331,324

Note: Restricted bank deposits held in trust are retained for repayment of tenant leasehold and security deposits held in trust.

X. Unitholder Information

Trends in Investment Unit Prices

The Investment Corporation's investment unit certificates were first listed on the Tokyo Stock Exchange on July 21, 2005. Trends in investment unit price and trading turnover from the date of public listing to the close of its sixth fiscal period, April 30, 2008, are provided in the following table.


KRI Closing Price
Volume
Aggregate Market Value as of April 30, 2008: ¥122,000mn
Lowest Trading Price: ¥460,000 (March 17, 2008)
Volume (Unit)
KRI Closing Price (Yen)
11,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,100,000
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
Jul 21, 05
Oct. 31, 05
Apr. 30, 06
Oct. 31, 06
Apr. 30, 07
Oct. 31, 07
Apr. 30, 08

Notes: 1. Investment unit prices are shown based upon closing prices.
2. References to "KRI" are to Kenedix Realty Investment Corporation.

Comparison with the Tokyo Stock Exchange REIT Index


180
160
140
120
100
80
60
05/10/31
06/4/30
06/10/31
07/4/30
07/10/31
08/4/30
Closing Price of KRI
TSE REIT Index

Note: The Tokyo Stock Exchange REIT Index as of July 20, 2005 and the Investment Corporation's investment unit price at the time of public offering are identified as based rates of 100.

Details of the Unitholders

	Financial Institutions (incl. securities companies)	Other Domestic Corporation	Foreign Corporation and Individuals	Individuals and Others
End of 5th fiscal period (200,000 units)	96,845 units (48.42%)	10,199 units (5.09%)	81,602 units (40.80%)	11,354 units (5.67%)
End of 6th fiscal period (200,000 units)	98,963 units (49.48%)	9,968 units (4.98%)	80,214 units (40.10%)	10,855 units (5.42%)

Note: Comparative ratios are rounded down to the second decimal place.

Annual Schedule (Planned)
April: Account Settlement
June: Earnings Announcement
July: Delivery of Asset Management Report, Payment of Cash Distributions Commenced
October: Account Settlement
December: Earnings Announcement
January: Delivery of Asset Management Report, Payment of Cash Distributions Commenced

Unitholders' Information

Settlement of Accounts	Annually on April 30 and October 31 annually
General Meeting of Unitholders	More than once every two years
Date for Finalizing General Meeting Voting Rights	Date to be disclosed by separate public notice
Date for Determining Cash Distribution Payment	Annually on April 30 and October 31 annually (Cash distributions paid within three months of each date)
Unit Listing	Tokyo Stock Exchange (Securities Code: 8972)
Method of Public Notice	Nihon Keizai Shimbun
Transfer Agent	The Chuo Mitsui Trust & Banking Co., Ltd. 3-33-1 Shiba, Minato-ku, Tokyo
Transaction Office	The Chuo Mitsui Trust & Banking Co., Ltd. / Transfer Agent Department
(Postal Address and Telephone Number)	2-8-4 Izumi, Suginami-ku, Tokyo / (Free Dial) 0120-78-2031
Transfer Agent's Locations	Nationwide branches of the Chuo Mitsui Trust & Banking Co., Ltd. Head Office and nationwide branches of Japan Securities Agents, Ltd.

Procedures for Notification of a Change of Address

Unitholders, who do not hold investment certificates, are asked to utilize the storage transfer system and approach their securities company of choice in connection with a change in address, name and or personal seal. Unitholders, who do hold investment certificates, are asked to contact the Transfer Agent Department of the Chuo Mitsui Trust & Banking Co., Ltd.

Cash Distributions

Unitholders can receive cash distributions by presenting the "*Notification of Payment*" at Japan Post Bank or their local post office s . In the event the period for receipt of cash distributions has expired, please identify the method of receipt on the reverse of the "*Notification of Payment*" and mail to the Transfer Agent Department of the Chuo Mitsui Trust & Banking Co., Ltd., or approach go to the its Head Office or Branches of the Chuo Mitsui Trust & Banking Co., Ltd. for receipt of payment. In addition, this department can also be contacted for in regards to those seeking direct transfer of future cash distributions to their a bank account for future cash distributions, please contact the Transfer Agent Department of the Chuo Mitsui Trust & Banking Co., Ltd.

We Have Renewed Our Web site

The Investment Corporation will make every effort to disclose relevant and accurate information on its Web site in a timely fashion. In addition to an overview of the Investment Corporation, its investment strategies and portfolio, the Web site contains press releases, financial information, information relating to cash distributions and a variety of disclosure materials. The Investment Corporation is committed to enhancing the content of its Web site and to ensure ensuring timely delivery of transparent information.
URL: http://www.kdx-reit.com/eng/

Translation Purpose Only

FINANCIAL REPORT FOR THE FISCAL PERIOD ENDED APRIL 30, 2008
(November 1, 2007 to April 30, 2008)

June 11, 2008

Kenedix Realty Investment Corporation is listed on the Tokyo Stock Exchange with the securities code number 8972.

Representative: Taisuke Miyajima, Executive Director
Asset Management Company: Kenedix REIT Management, Inc.
Representative: Taisuke Miyajima, CEO and President
Inquires: Masahiko Tajima, Director / General Manager, Financial Planning Division
TEL +81-3-3519-3491

Planned submission of semiannual security report: July 25, 2008
Planned start of distribution payments: July 10, 2008

1. PERFORMANCE FOR THE FISCAL PERIOD ENDED APRIL 30, 2008 (SIXTH FISCAL PERIOD)

(1) Business Results

(The amount is rounded down to the nearest ¥million)

	Operating Revenues		Operating Income		Ordinary Income	
Sixth Fiscal Period	¥8,582	(19.1%)	4,065	(17.1%)	3,343	(19.7%)
Fifth Fiscal Period	¥7,208	(24.7%)	3,470	(29.2%)	2,793	(30.0%)

	Net Income		Net Income per Unit	Return on Unitholders' Equity	Ordinary Income to Total Assets	Ordinary Income to Operating Revenues
Sixth Fiscal Period	3,342	(19.7%)	16,711	2.6%	1.5	39.0%
Fifth Fiscal Period	2,792	(30.0%)	14,334	2.6%	1.4	38.7%

(2) Distribution

(The total distribution is rounded down to the nearest ¥million.)

	Distributions per Unit (Yen) Excluding Excess of Earnings	Total Distribution (Millions of Yen)	Distributions in Excess of Earnings per Unit (Yen)	Total Distributions in Excess of Earnings	Payout Ratio	Distribution Ratio to Unitholders' Equity
Sixth Fiscal Period	¥16,711	¥3,342	—	—	100.0%	2.6%
Fifth Fiscal Period	¥13,960	¥2,792	—	—	100.0%	2.2%

Note: The payout ratio is round to the nearest first decimal place.

(3) Financial Position

(The total assets and unitholders' equity are rounded down to the nearest ¥million.)

	Total Assets (Millions of Yen)	Unitholders' Equity (Millions of Yen)	Unitholders' Equity to Total Assets	Unitholders' Equity per Share of Common Stock (Yen)
Sixth Fiscal Period	¥230,520	¥128,314	55.7%	¥641,570
Fifth Fiscal Period	¥213,763	¥127,761	59.8%	¥638,809

(Reference) Total net assets
Sixth fiscal period: ¥128,314 million　　Fifth fiscal period: ¥127,761 million

(4) Cash Flow Position

(The amount are rounded down to the nearest ¥million.)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
Sixth Fiscal Period	36,143	△47,793	11,460	11,141
Fifth Fiscal Period	4,706	△21,935	20,954	11,331

2. FORECAST OF RESULTS FOR THE SEVENTH FISCAL PERIOD (May 1, 2008 to October 31, 2008)

	Operating Revenues (Millions of Yen)	Operating Income (Millions of Yen)	Ordinary Income (Millions of Yen)	Net Income (Millions of Yen)	Distribution per Unit(Yen)Excluding Excess of Earnings	Distribution in Excess of Earings per Unit (Yen)
Seventh Fiscal Period	8,174 (△4.8%)	3,919 (△3.6%)	3,003 (△10.2%)	3,002 (△10.2%)	15,000	-

(Reference) Estimated net income per unit for the seventh fiscal period: ¥15,000

3. OTHER

(1) Changes in Accounting Policies

(a) Changes accompanying amendments to accounting standards: No

(b) Changes other than (a): No

(2) Number of Investment Units Issued and Outstanding (including treasury units)

(a) Number of investment units issued and outstanding at end of period (including treasury units)

Sixth fiscal period: 200,000 units Fifth fiscal period: 200,000 units

(b) Number of treasury units at end of period

Sixth fiscal period: 0 units Fifth fiscal period: 0 units

*Explanation on the appropriate use of the forecast of results and other matters of special consideration

The forecast of results for the seventh fiscal period ending October 31, 2008 are calculated as of June 11, 2008 based on the assumptions presented on page 12 "Preconditions and Assumptions for the Fiscal Period Ending October 31, 2008". Readers are advised that actual operating revenues, operating income, ordinary income, net income, distribution per unit may differ significantly from forecasts due to a variety of factors. Accordingly, the Investment Corporation does not guarantee payment of the forecast distribution per unit.

1. **Basic Structure — Overview of Companies Related to the Investment Corporation**

There were no major changes to the "Structure of the Investment Corporation" from the most recent securities report (submitted on January 25, 2008), and so it has been omitted from this document.

2. **Management Policy and Operating Conditions**

(1) Management Policy

There were no major changes to the "Investment Policy", "Investment Strategy" and "Distribution Policy" from the most recent securities report (submitted on January 25, 2008) and extraordinary report (submitted on February 6, 2008), and so it has been omitted from this document. However, there was a partial change to the "Investment Strategy"mentioned as follows. Please refer to page 45for further details

(2) Operating Conditions

(1) Operating Conditions for the Sixth Fiscal Period

A. The Investment Corporation

The Investment Corporation was established on May 6, 2005 in accordance with the Investment Trust and Investment Corporation Law ("the Investment Trust Law"). On July 21, 2005, the Investment Corporation was listed on the Real Estate Investment Trust Market of the Tokyo Stock Exchange. (Securities Code: 8972). Subsequently, the Investment Corporation has conducted a global offering in May 2006. In addition, the Investment Corporation has conducted the second global offering in May 2007. Consequently, as of April 30, 2008, the end of the sixth fiscal period, the number of investment units issued and outstanding totaled 200,000 units.

The Investment Corporation appointed Kenedix REIT Management, Inc. as its asset management company. In concert with the Asset Management Company, the Investment Corporation strives to maximize cash distribution to investors by securing stable earnings and sustainable investment growth. To this end, the Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation endeavors to develop a diversified investment portfolio named "KENEDIX Selection," adopting a three-point investment criteria based on property type, area and size.

B. Investment Environment and Management Performance

(a) Investment Environment

During the fiscal period under review, the Japanese economy shifted from a recovery trend to a stagnant state. Corporate earnings, which had been continuing to recover, weakened and capital expenditures, which had been on an upward trend, have generally leveled off.

As for the real estate market, according to the official announcement of land prices as of January 1, 2008, average land prices in Japan for the one year period from January 2007 increased by 3.8% for commercial land and 1.3% for residential land. This marked the second consecutive year-on-year increase. In Tokyo, the average increase was 15.8% for commercial land and 9.1% for residential land, the third consecutive year that prices for both categories increased. In the three major cities, average land price increases expanded, but points emerged where reductions in increases were seen, mainly in the inner-city areas.

(b) Management Performance

In the fiscal period under review, the Investment Corporation sold 23 residential properties (initial total acquisition price of ¥30,343 million) to a wholly owned subsidiary of Kenedix, Inc. and acquired 9 office buildings (total acquisition price of ¥31,980 million) from wholly owned subsidiaries of Kenedix, Inc. on February 1, 2008. In addition, the Investment Corporation acquired 5 office buildings (total acquisition price of ¥14,121 million). As a result, the number of properties owned as of April 30, 2008 stood at 68, with a total acquisition price of ¥212,848 million.

Looking at the portfolio as a whole, 86.4% was comprised of office buildings, 7.5% of central urban retail properties and 5.9% of residential properties on an acquisition price basis. The occupancy ratio as of the end of the sixth fiscal period was 95.9%, reflecting stable investment and asset management.

<External Growth Performance after Second Fiscal Period>

		Second Fiscal Period (as of April 30, 2006)		Third Fiscal Period (as of October 31, 2006)		Fourth Fiscal Period (as of April 30, 2007)		Fifth Fiscal Period (as of October 31, 2007)		Sixth Fiscal Period (as of April 30, 2008)	
		Total Acquisition Price (Millions of Yen)	Ratio (%)	Total Acquisition Price (Millions of Yen)	Ratio (%)	Total Acquisition Price (Millions of Yen)	Ratio (%)	Total Acquisition Price (Millions of Yen)	Ratio (%)	Total Acquisition Price (Millions of Yen)	Ratio (%)
Type of Use	Office Buildings	48,269	59.2	86,224	58.7	115,979	66.2	137,979	70.0	184,080	86.4
	Central Urban Retail Properties	12,379	15.2	16,059	10.9	16,059	9.1	16,059	8.1	16,059	7.5
	Residential Properties	20,786	25.5	44,459	30.2	43,052	24.5	43,052	21.8	12,709	5.9
	Total	81,434	100.0	146,742	100.0	175,090	100.0	197,090	100.0	212,848	100.0
Area	Tokyo Metropolitan Area	71,783	88.1	123,321	84.0	150,364	85.8	162,514	82.4	174,923	82.1
	Other Regional Areas	9,651	11.8	23,421	15.9	24,726	14.1	34,576	17.5	37,925	17.8
	Total	81,434	100.0	146,742	100.0	175,090	100.0	197,090	100.0	212,848	100.0

Notes:

1. Total acquisition price is the total of acquisition price for each property classified by type and area.
2. Total acquisition price is rounded down to the nearest million yen. Percentages are rounded down to the nearest first decimal place.

Operation and Management of Existing Properties

The Investment Corporation has appointed the Asset Management Company as its property management company for its entire portfolio. In addition, the Investment Corporation has changed its property management company for the properties held as of February 1, 2008 to the Asset Management Company from Kenedix Advisors Co., Ltd. In establishing a single point of contact for all matters relating to property management activities, the Investment Corporation strives to secure consistent policies, specifications and procedures along with ensuring swift and quality service. As of April 30, 2008, the investment portfolio maintains a high occupancy ratio. The Investment Corporation is satisfied with the quality of property management.

The Investment Corporation leverages scale merits and the communication and negotiation skills of the Kenedix Group in an effort to reduce operating costs, and have succeeded reductions in building maintenance costs.

◆Change of Property Management Structure

(1) Change of Property Management Company and Master Lease Company

The Investment Corporation has changed its property management company and master lease company as of March 1, 2008. Details are provided in the chart below.

<table>
<tr><th rowspan="2">No.</th><th rowspan="2">Property Name</th><th colspan="2">Property Management Company</th><th colspan="2">Master Lease Company</th></tr>
<tr><th>Current</th><th>New</th><th>Current</th><th>New</th></tr>
<tr><td colspan="6">Trust beneficiary interest of real estate (Total of 54 properties)</td></tr>
<tr><td>A-1</td><td>KDX Nihonbashi 313 Building</td><td rowspan="15">Kenedix Advisors Co., Ltd. ("KDA")</td><td rowspan="15">Kenedix REIT Management, Inc. ("the Asset Management Company" or "KRM")</td><td rowspan="15">KDA</td><td rowspan="15">The Investment Corporation</td></tr>
<tr><td>A-2</td><td>KDX Hirakawa-cho Building</td></tr>
<tr><td>A-3</td><td>Higashi-Kayabacho Yuraku Building</td></tr>
<tr><td>A-4</td><td>KDX Hatchobori Building</td></tr>
<tr><td>A-5</td><td>KDX Nakano-Sakaue Building</td></tr>
<tr><td>A-6</td><td>Harajuku F.F. Building</td></tr>
<tr><td>A-7</td><td>FIK Minami Aoyama</td></tr>
<tr><td>A-8</td><td>Kanda Kihara Building</td></tr>
<tr><td>A-9</td><td>KDX Shinjuku-Gyoen Building</td></tr>
<tr><td>A-10</td><td>KDX Koishikawa Building</td></tr>
<tr><td>A-11</td><td>Hakata-Ekimae Dai-2 Building</td></tr>
<tr><td>A-12</td><td>Portus Center Building</td></tr>
<tr><td>A-13</td><td>KDX Kojimachi Building</td></tr>
<tr><td>A-15</td><td>KDX Hamacho Building</td></tr>
<tr><td>A-16</td><td>Toshin 24 Building</td></tr>
</table>

<table>
<tr><td>A-17</td><td>Ebisu East 438 Building</td><td rowspan="39">KDA</td><td rowspan="39">KRM</td><td rowspan="36">KDA</td><td rowspan="36">The Investment Corporation</td></tr>
<tr><td>A-18</td><td>KDX Omori Building</td></tr>
<tr><td>A-19</td><td>KDX Hamamatsucho Building</td></tr>
<tr><td>A-20</td><td>KDX Kayabacho Building</td></tr>
<tr><td>A-21</td><td>KDX Shinbashi Building</td></tr>
<tr><td>A-22</td><td>KDX Shin-Yokohama Building</td></tr>
<tr><td>A-23</td><td>KDX Yotsuya Building</td></tr>
<tr><td>A-24</td><td>KDX Minami Semba Dai-1 Building</td></tr>
<tr><td>A-25</td><td>KDX Minami Semba Dai-2 Building</td></tr>
<tr><td>A-26</td><td>KDX Kiba Building</td></tr>
<tr><td>A-27</td><td>KDX Kajicho Building</td></tr>
<tr><td>A-29</td><td>KDX Higashi-Shinjuku Building</td></tr>
<tr><td>A-32</td><td>KDX Shiba-Daimon Building</td></tr>
<tr><td>A-34</td><td>KDX Hon-Atsugi Building</td></tr>
<tr><td>A-35</td><td>KDX Hachioji Building</td></tr>
<tr><td>A-36</td><td>KDX Niigata Building</td></tr>
<tr><td>A-37</td><td>KDX Ochanomizu Building</td></tr>
<tr><td>A-39</td><td>KDX Toranomon Building</td></tr>
<tr><td>A-40</td><td>Toranomon Toyo Building</td></tr>
<tr><td>A-41</td><td>KDX Shinjuku 286 Building</td></tr>
<tr><td>A-42</td><td>Karasuma Building</td></tr>
<tr><td>A-43</td><td>KDX Hakata Building</td></tr>
<tr><td>A-44</td><td>KDX Sendai Building</td></tr>
<tr><td>A-46</td><td>Hiei Kudan-Kita Building</td></tr>
<tr><td>A-47</td><td>KDX Shin-Yokohama 381 Building</td></tr>
<tr><td>A-49</td><td>Nissou Dai-17 Building</td></tr>
<tr><td>A-50</td><td>Ikejiri Oohashi Building</td></tr>
<tr><td>A-51</td><td>KDX Hamacho Nakano-hashi Building</td></tr>
<tr><td>A-54</td><td>KDX Kitahama Building</td></tr>
<tr><td>B-3</td><td>Court Mejiro</td></tr>
<tr><td>B-4</td><td>Apartments Motoazabu</td></tr>
<tr><td>B-5</td><td>Apartments Wakamatsu-Kawada</td></tr>
<tr><td>B-18</td><td>Venus Hibarigaoka</td></tr>
<tr><td>B-25</td><td>Court Shin-Okachimachi</td></tr>
<tr><td>B-34</td><td>Gradito Kawaguchi</td></tr>
<tr><td>C-2</td><td>KDX Yoyogi Building</td></tr>
<tr><td>B-19</td><td>Residence Charmante Tsukishima</td><td>Sekiwa Real Estate, Ltd.</td><td>No Change</td></tr>
<tr><td>C-1</td><td>Frame Jinnan-zaka</td><td>- (Note 1)</td><td>- (Note 1)</td></tr>
<tr><td>C-3</td><td>ZARA Tenjin-dori</td><td>- (Note 1)</td><td>- (Note 1)</td></tr>
<tr><td colspan="6">Real Estate (Total of 10 properties)</td></tr>
<tr><td>A-14</td><td>KDX Funabashi Building</td><td rowspan="3">KDA</td><td rowspan="3">KRM</td><td rowspan="3">KDA</td><td rowspan="3">—
(Note 2)</td></tr>
<tr><td>A-28</td><td>KDX Nogizaka Building</td></tr>
<tr><td>A-30</td><td>KDX Nishi-Gotanda Building</td></tr>
<tr><td>A-31</td><td>KDX Monzen-Nakacho Building</td><td rowspan="4">KDA</td><td rowspan="4">KRM</td><td rowspan="4">KDA</td><td rowspan="4">—
(Note 2)</td></tr>
<tr><td>A-33</td><td>KDX Okachimachi Building</td></tr>
<tr><td>A-38</td><td>KDX Nishi-Shinjuku Building</td></tr>
<tr><td>A-45</td><td>KDX Roppongi 228 Building</td></tr>
</table>

A-48	KDX Kawasaki-Ekimae Honcho Building	KDA	KRM	KDA	— (Note 2)
A-52	KDX Kanda Misaki-cho Building				
A-53	KDX Hakata-Minami Building				

Notes:

1. The trustee leases directly to end tenants.
2. As of April 30, 2008, the Investment Corporation leases directly to end tenants.

(2) Reasons of the Changes

The Investment Corporation had been entrusting Kenedix Advisors Co., Ltd., a subsidiary of the Asset Management Company's sponsor company, Kenedix, Inc. as its sole property management company for the entire portfolio. However, in view of the following matters, the structure was shifted to which the Asset Management Company will independently conduct the property management duties.

・A structure which the Asset Management Company independently conducts property management in a consistent manner by conducting prompt and unified management of multiple investment properties and advancing activities in close relation to properties and tenants is viewed to be a more ideal structure.

・Kenedix Advisors Co., Ltd. revised its business details internally in effect of enactment of the Financial Instruments and Exchange Law.

Furthermore, in correlation with the above change, the master lease undertaken by Kenedix Advisors Co., Ltd. (pass-through type of lease for all of its properties) was shifted to a structure under which the Investment Corporation will independently undertake the master lease.

With these changes, the Asset Management Company has changed its organization. Details are provided in "(3) Change of the Organization". Fees related to the property management are at the same level as the fees set in the property management agreement executed with Kenedix Advisors Co., Ltd.

(3) Change of the Organization

The Asset Management Company's organization has changed as follows to enable the Asset Management Company to conduct the property management business (operational management business) on its own for properties owned by the Investment Corporation.

・The "Property Management Division" was established as a dedicated department to conduct the operation and management for properties owned by the Investment Corporation. In addition, the "Property Management Group" and the "Engineering Group" was established under the "Property Management Division."

・The "Real Estate Investment Group" under the "Investment Management Division" has changed its name to the "Asset Investment Group." This was done from the perspective of creating uniformity among group names under each division.

A majority of the members of the dedicated division at Kenedix Advisors Co., Ltd. (REIT Management Division) that has been handling the operation and management of properties in the Investment Corporation's portfolio were assigned to the Property Management Division.

C. Capital Acquisition

The Investment Corporation undertook borrowings of ¥15.0 billion to support the acquisition of additional assets and refinanced ¥1.5 billion during the sixth fiscal period to total of ¥16.5 billion in borrowings (¥15.0 billion in long-term borrowings and ¥1.5 billion in short-term borrowings (Note 1)).

As a result, the balance of interest-bearing debt stood at ¥89.75 billion as of April 30, 2008, comprising ¥77.75 billion in borrowings (¥72.0 billion in long-term borrowings and ¥5.75 billion in short-term borrowings) and ¥12.0 billion in investment corporation bonds.

As of April 30, 2008, the Investment Corporation had ¥45.3 billion in long-term borrowings, of which ¥45.3 billion had floating interest rates effectively fixed by utilizing interest-swap agreements. In addition, the long-term debt ratio (Note 2) was 93.5% and the long-term fixed interest debt ratio (Note 3) was 93.5%.

Since its public listing through to the end of the sixth fiscal period, the Investment Corporation has undertaken flexible debt funding on both an unsecured and unguaranteed basis. This is the result of the high standing in which the Investment Corporation, its investment policies, asset quality as well as the personnel and expertise of the Asset Management Company are held among financial institutions. In

addition, the Investment Corporation strives to diversify repayment dates for its debt financing in an effort to reduce refinancing risk. The Investment Corporation also strives to extend average repayment periods by placing added emphasis on long-term debt.

Notes:

1. Short-term borrowings refers to borrowings with a period of less than or equal to one year from the drawdown date to the repayment date. Long-term borrowings refers to borrowings with a period of more than one year from the drawdown date to the repayment date.
2. Long-term debt ratio= (Balance of long-term borrowings + Balance of investment corporation bonds) ÷ (Total borrowings + Balance of investment corporation bonds) Long-term debt ratio is rounded down to the nearest first decimal place.
3. Long-term fixed interest debt ratio= (Balance of long-term fixed interest rate borrowings + Balance of investment corporation bonds) ÷ (Total borrowings + Balance of investment corporation bonds) Long-term fixed interest debt ratio is rounded down to the nearest first decimal place.
   The balance of long-term fixed interest rate borrowings includes borrowings with floating interest rates effectively fixed by utilizing interest-rate swap agreements.

The Investment Corporation acquired a credit rating of A+ (Outlook: Stable) from Japan Credit Rating Agency, Ltd. in December 2006. This was the second credit rating acquired following the A3 (Outlook: Stable) from Moody's Investors Services, Inc. in February 2006. Details of the credit ratings as of April 30, 2008 are as follows.

Credit Rating Agency	Details of the Ratings
Moody's Investors Service	Rating : A3
	Outlook : Stable
Japan Credit Rating Agency, Ltd.	Senior Debts : A+
	Outlook: Stable

The Investment Corporation filed a debt shelf registration statement in February 2007, and filed an equity shelf registration statement to conduct equity financing in April 2007. Details are as follows.

	Investment Corporation Bonds	Investment Unit Certificate
Planned Issue Amount	¥100,000,000,000 (Note)	¥100,000,000,000
Planned Issuance Period	February 15, 2007 to February 14, 2009	May 7, 2007 to May 6, 2009
Use of Funds	Acquisition funds for specified assets, repayment of borrowings, repayment of investment corporation bonds, refund of lease and guarantee deposits, funds to pay for repairs and maintenance, working capital, etc	Acquisition funds for specified assets, repayment of borrowings, repayment of investment corporation bonds, refund of lease and guarantee deposits, funds to pay for repairs and maintenance, working capital, etc

Note: First Series Unsecured Investment Corporation Bonds of ¥9,000,000,000 and Second Series Unsecured Investment Corporation Bonds of ¥3,000,000,000 has been issued in March 2007 based on the debt shelf registration.

The Investment Corporation established a credit commitment line with Citibank Japan, Ltd. in January 2008, allowing it to borrow up to ¥2.5 billion on an unsecured basis. In addition, the Investment Corporation once again established a credit commitment line with The Bank of Tokyo-Mitsubishi UFJ, Ltd. in March 2008, allowing it to borrow up to ¥2.5 billion on an unsecured basis.

D. Operating Results and Cash Distribution

As a result of the aforementioned management performance, the Investment Corporation reported operating revenues of ¥8,582 million, operating income of ¥4,065 million, ordinary income of ¥3,343 million and net income of ¥3,342 million for its sixth fiscal period. In accordance with Article 67.15 of the Special Taxation Measures Law, the Investment Corporation distributes the total amount of its unappropriated retained earnings for each period. Cash distribution for the sixth fiscal period was ¥16,711 per unit.

(2) Outlook

A. Investment Environment

Looking ahead, the Japanese economy is forecast to continue its mild path to recovery, with exports remaining on an upward trend. On the other hand, corporate earnings are weakening for the time being, and capital investment has generally leveled off. Improvements in employment conditions have also come to a standstill and personal consumption has generally leveled off.

As for the real estate market, posted land prices for March 2008 confirmed continued land price appreciation in the three major cities of Tokyo, Osaka and Nagoya. However, it is necessary to keep close tabs on the impact of economic/interest rate trends, supply-demand balance trends, domestic and overseas investors' trends, etc. for future outlook in land price trends.

B. Future Management Policies

(a) Existing property management strategy (Internal Growth Strategies)

Taking into consideration economic and real estate market trends, the Investment Corporation adopts a tenant-oriented approach to its leasing activities with aims of ensuring a timely and flexible responses as well as optimal tenant satisfaction. Accordingly, the Investment Corporation will aim to increase of the cash flow by offering office environment with high tenant satisfaction. Based on the aforementioned, the Asset Management Company undertakes property management activities as follows:

- Identify and enhance satisfaction through use of tenant surveys
- Maintain attractive properties based on KDX standards
- Leasing management based on CS Strategy
- Careful control of management and operating costs

Identify and enhance tenant satisfaction through use of tenant surveys

The Investment Corporation recognizes each tenant as a key customer and strives to enhance customer satisfaction and raise the competitiveness of its properties as the means to maintain and increase earnings.

The Investment Corporation conducted a customer satisfaction survey through J.D. Power Asia Pacific, Inc., an internationally recognized company that engages in customer satisfaction evaluation, to better understand the needs of its tenants and take steps to respond to their preferences. As a part of this survey the administration officers of each tenant and tenant employees were asked to respond to many questions concerning buildings and facilities as well as operating and management services. The Investment Corporation conducted the first CS survey, which covered 20 of its properties, during the second fiscal period, and the second CS survey, which covered 44 of its properties, during the fifth fiscal period.

Through this vital feedback channel, the Investment Corporation will also implement appropriate maintenance and renovations for each property taking into consideration associated costs and benefits.

In addition, concerning properties where construction was conducted to address customer satisfaction based on the results of the first survey, the effects of such construction (improvements in the level of satisfaction) were studied. The results confirmed that the effects of maintenance and renovations of the "external façade and entrance" and "toilets" were high. The Investment Corporation will use this as reference for determining the priority of maintenance and renovations in the future.

Through these means, the Investment Corporation is working efficiently to generate improvements in rent levels and asset values, increase earnings and promote sustained internal growth.

Maintain attractive properties based on KDX standards

The Investment Corporation aims to provide attractive mid-sized office buildings in order to enhance portfolio value and rental revenues. We believe that the quality of mid-sized office buildings in Japan vary considerably depending on the nature of the owner. For example, a building owned by an individual or small company that owns only one or a few buildings may not have the resources to provide high-quality maintenance. Furthermore, when a building is owned by a large company, property management is often dictated by that company's priorities and does not necessarily correspond to tenant needs or satisfaction.

The Investment Corporation aims to differentiate itself by efficiently providing certain uniform standards, termed "KDX" standards, as well as attractive office environments.

Examples of KDX standards include the followings:

- Installation of security cameras for elevators and entrance halls
- Installation of emergency devices for elevators
- Installation of modern restrooms that include western-style toilets with hot-water self-cleaning functions

・Creation and distribution of security and evacuation maps

・Creation and distribution of detailed building rules

In addition, the Investment Corporation enhances its brand awareness by renaming its office buildings so that "KDX" is included in the new name.

Leasing management based on CS Strategy

The Investment Corporation aims to provide flexible and focused leasing activities that take into account economic and market trends, and that utilize the results of tenant surveys to enhance tenant satisfaction.

In addition, the Investment Corporation believes that tenants at mid-sized office buildings generally tend to have high turnover ratios, and the Investment Corporation is focused on obtaining higher rent levels when entering new lease contracts. The Investment Corporation also negotiates with tenants that pay lower rent levels than the market price in order to raise rents under existing leases.

Careful control of management and operating costs

The Investment Corporation utilizes the scale merits of owning many properties and the negotiating strength of the Kenedix Group (the Kenedix Group refers to Kenedix, Inc., Kenedix Advisors and other related companies, the same applies below) to reduce building management costs. Accordingly, the Investment Corporation reduces property management expenses, electricity costs and property taxes. The Investment Corporation will continue to carefully control management and operating costs by periodically reviewing its property management standards to ensure that they remain relevant and appropriate for each property, and by maintaining an appropriate balance between initiatives that aim to sustain or increase revenues with its efforts to control operating costs.

The Investment Corporation has appointed the Asset Management Company as its sole property management company for the entire portfolio as of the end of the sixth fiscal period. In establishing a single point of contact for all matters relating to property management activities, the Investment Corporation strives to secure consistent policies, specifications and procedures along with ensuring swift and quality service.

(b) New Property Investment Strategy (External Growth Strategy)

The Investment Corporation will continue to concentrate on mid-sized office buildings with an emphasis on the Tokyo metropolitan area while also investing in central urban retail property located in highly flourishing districts as an alternative to investment in office properties. In addition, the Investment Corporation will make no new investment in residential properties.

We will take consideration the market environment and asset size in making decisions regarding the disposal of residential properties. Furthermore, the Investment Corporation will consider replacement of assets to increase the weight of investment in the Tokyo Metropolitan Area and to increase the asset size of the portfolio. To facilitate the implementation of the aforementioned investment policy, the Investment Corporation will leverage the "Multi-Pipeline" provided by the support of the Kenedix Group, in addition to the original network of the Asset Management Company.

Through the Multi-Pipeline, the Asset Management Company is positioned to secure real estate information related to properties for which the Kenedix Group acts as intermediary, properties under development, properties that it owns, and pension funds (Note). Based on this information, the Investment Corporation has first preferential negotiating rights for an acquisition. Against the backdrop of a competitive market, the role of the support-line is increasingly significant for the Asset Management Company's acquisition of quality properties.

Note: Pension Funds refer to real estate investment funds for pension plans that are managed by Kenedix Advisors Co., Ltd.

Another key role of the support-line is to facilitate property acquisition through the warehousing function. Under the warehousing function, members of the Kenedix Group may acquire or temporarily hold an investment property in the event that the Investment Corporation is not itself in an immediate position to acquire the property, or the property fails to fully comply with the Investment Corporation's investment criteria at that specific time.

The Investment Corporation seeks to continue improving the quality of its portfolio in terms of location, size and type of properties, through various measures including replacement of assets. In addition, the Investment Corporation will continue to steadily grow by acquiring properties and aims accelerate this growth by utilizing its leverage relationship with the Kenedix Group and the Asset Management Company's original network for sourcing properties, as well as make diversified acquisitions, as discussed below.

Leverage Relationship with the Kenedix Group

As the sponsor company, Kenedix, Inc. has provided property information and support staff to the Investment Corporation and the Asset Management Company. At the same time, the Investment Corporation believes that the role of J-REITs in the Kenedix Group has increased in importance.

In April 2007, the Investment Corporation revised the Memorandum of Understanding between it, Kenedix, Inc., Kenedix Advisors Co., Ltd. and the Asset Management Company, which was originally conducted at the time of the Investment Corporation's IPO.

Also as a result of the revisions, the Pipeline relationship between the Kenedix Group and the Investment Corporation was significantly strengthened, allowing the Investment Corporation preferential rights to properties developed by the Kenedix Group. Looking ahead, the Investment Corporation and the sponsor company plans to closely cooperate to achieve further external growth in such investments as Group-wide joint investments and property developments.

Utilize the Asset Management Company's Original Network for Sourcing Properties

The Asset Management Company's employees have diverse experience in the real estate and financial markets in Japan. A part of the Investment Corporation's growth strategy involves acquiring information about potential acquisition opportunities through the Asset Management Company's network. The Investment Corporation plans to continue to utilize the Asset Management Company's knowledge, experience and network of contacts in the real estate market to help locate and acquire properties that match its investment strategy.

Make Diversified Acquisitions

As of April 30, 2008, the Investment Corporation owned 68 properties for a total acquisition price of approximately ¥212.8 billion with 95.9% occupancy ratio. Supported by this asset base along with the management know-how of mid-sized office building accumulated by the Asset Management Company, the Investment Corporation plans to continue acquiring properties based on its diversified property acquisition strategy. The Investment Corporation has also expanded the asset size of the portfolio based on a diverse range of property acquisition strategies. Exemplary cases include how lease-up and asset value are enhanced in a short period of time for properties that were acquired with a low occupancy ratio by launching leasing activities only after appropriate renovation work is conducted following acquisition (KDX Nishi-Gotanda Building and KDX Toranomon Building) and how properties are acquired at the stage when construction of the building is yet to be completed in order to secure superior properties early (Sakae 4-chome Office Building (Tentative Name).

Furthermore, while implementing various property acquisition strategies such as those described above, the Investment Corporation believes that increasingly proactive investment property acquisitions are possible by centering the portfolio on mid-sized office buildings that have a relatively advantageous return than large-sized office buildings in consideration of the weighted average cost of capital based on the level of return on distributions calculated from investment unit price and distributions per unit, as well as the debt procurement costs and interest-bearing debt ratio.

(c) Financial Strategy

The Investment Corporation will continue to pursue debt financing on an unsecured and unguaranteed basis and as well as make arrangements to ensure fixed interest rate debt in line with interest rate trends and other considerations.

In addition, the Investment Corporation will seek to diversify its debt repayment period to reduce refinancing risk, maintain long-term debt ratios at or above prudent levels and issue investment corporate bonds with the aim of extending the average repayment period of its liabilities.

The Investment Corporation will maintain the ratio of interest-bearing debt to total assets at a prudent level and implement leveraged management in an effort to ensure stable financial management.

(d) Information Disclosure

Consistent with its basic information disclosure policy, the Investment Corporation proactively engages in IR activities with the aim of promptly providing a wide range of relevant information to investors. In specific terms, the Investment Corporation provides information through the Timely Disclosure Network System (TDnet), which is a system operated by the Tokyo Stock Exchange, as well as press releases and its Web site (URL: http://www.kdx-reit.com/eng/).

(3) Important Subsequent Events

Important subsequent events after the closing of the fiscal period ended on April 30, 2008 are as follows.

Acquisition of Property

On May 15, 2008, the Board of Directors of the Asset Management Company resolved to acquire the following property on June 30, 2008.

Property Name	KDX Harumi Building (Office Building)
Type of Acquisition	Trust beneficiary interest in real estate
Location (Address)	3-12-1 Harumi, Chuo-ku, Tokyo
Acquisition Price	¥10,250,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
Date of Contract	May 15, 2008
Seller	Y.K. KW Property 11
Usage	Offices, Retail Shops
Site Area	12,694.32 ㎡
Completion Date	February 22, 2008

(Reference)

① Acquisition of Property

The Investment Corporation has acquired the following property on May 1, 2008.

Property Name	KDX Iwamoto-cho Building (Office Building)
Type of Acquisition	Real estate
Location (Address)	3-11-9 Iwamoto-cho, Chiyoda-ku, Tokyo
Acquisition Price	¥1,864,802,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
Date of Contract	May 1, 2008
Seller	Y.K. KITANOMARU INVESTMENT
Usage	Offices, Residential Complex
Site Area	1,618.65 ㎡
Completion Date	March 18, 2008

② Debt Financing

The Investment Corporation undertook the following debt financing on May 1, 2008.

Series 25-L

Lender	: Citibank Japan, Ltd.
Amount	: ¥1,000 million
Interest Rate	: 1.18833% floating rate of interest (Note)
Repayment Date	: November 1, 2008
Collateral	: Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 1, 2008 through August 1, 2008. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.35%. The interest rate after August 1, 2008, shall be disclosed as and when determined.

Series 25-A

Lender	: The Chuo Mitsui Trust and Banking Co., Limited
Amount	: ¥1,000 million
Interest Rate	: 1.90542% fixed rate of interest
Repayment Date	: November 1, 2011
Collateral	: Unsecured, unguaranteed

(4) Outlook

Forecasts for the seventh fiscal period (May 1, 2008 to October 31, 2008) are presented as follows. Please refer to the "Preconditions and Assumptions for the Fiscal Period Ending October 31, 2008" below for factors that underpin forecasts.

Operating Revenues	¥8,174 million
Ordinary Income	¥3,003 million
Net Income	¥3,002 million
Distribution per Unit	¥15,000
Distribution in Excess of Earnings per Unit	¥0

Note: Forecast figures are calculated based on certain assumptions. Readers are advised that actual operating revenues, net income and distribution per unit may differ significantly from forecasts due to a variety of reasons. Accordingly, the Investment Corporation does not guarantee payment of the forecast distribution per unit.

"Preconditions and Assumptions for the Fiscal Period Ending October 31, 2008"

	Preconditions and Assumptions
Calculation Period	• The seventh fiscal period: May 1, 2008 to October 31, 2008 (184 days)
Property Portfolio	•Forecasts are based on the 69 properties held as of June 11, 2008 plus KDX Harumi Building expected to be acquired on June 30, 2008, which was mentioned in the press release dated May 15, 2008, totaling 70 properties. This will remain unchanged (no new properties will be acquired and no existing properties will be sold) up to and including the end of the seventh fiscal period. • The property portfolio may change due to a variety of factors.
Operating Revenues	•Rental revenues are estimated based on historical performance and a variety of factors including leasing market conditions.
Operating Expenses	• Property-related expenses other than depreciation are estimated based on historic expenses, adjusted to reflect the expenses variables. • In general, property tax and city planning tax are allocated to the seller and purchaser on a pro rata basis at the time of acquisition settlement. In the case of the Investment Corporation, an amount equivalent to the portion allocated to the purchaser is included in the acquisition price of the property. Repairs, maintenance and renovation expenses are estimated based on the amounts budgeted by the asset management company for each property and amounts considered essential for each period. Actual repairs, maintenance and renovation expenses for each fiscal period may, however, differ significantly from estimated amounts due to unforeseen circumstances or emergencies. • For the seventh fiscal period, an amount of ¥1,449 million has been estimated for depreciation expense.
Non-Operating Expenses	• The Investment Corporation is amortizing unit issuance costs over a period of three years using the straight-line method. • Interest payable of ¥822 million is forecasted for the seventh fiscal period.
Debt Financing and Investment Corporation Bonds	•Forecasts are based on the assumption that the Investment Corporation will undertake ¥10 billion in borrowings for the acquisition of KDX Harumi Building. However, the amount that will need to be borrowed may possibly decrease by making use of funds on hand. •The balance of borrowings as of June 11, 2008 is ¥79.75 billion. Forecasts are based on the assumption that there will be an additional ¥10 billion in borrowings for the acquisition of KDX Harumi Building as explained above and the balance of borrowings shall remain unchanged for the rest of the seventh fiscal period. • The balance of investment corporation bonds as of June 11, 2008 is ¥12.0 billion.

	Forecasts are also based on the assumption that the balance of investment corporation bonds shall remain unchanged in the seventh fiscal period.
Investment Units Issued and Outstanding	• The number of investment units issued and outstanding as of June 11, 2008 is 200,000 units. Forecasts are based on the assumption that the number of investment units issued and outstanding shall remain unchanged for the sixth fiscal period.
Distributions per Unit	• Distributions per unit of amounts less than ¥1 are omitted. Calculations are based on a 100% distribution of unappropriated retained earnings.
Distributions in Excess of Earnings per Unit	• The Investment Corporation does not currently anticipate distributions in excess of earnings per unit.
Other	• Forecasts are based on the assumption that any revisions to regulatory requirements, taxation, accounting standards, public listing regulations or requirements of the Investment Trusts Association, Japan will not impact forecast figures. • Forecasts are based on the assumption that there will be no major unforeseen changes to economic trends and in real estate and other markets.

3. Financial Statements

(1) Financial Condition

① Balance Sheets

	Fifth Fiscal Period (As of October 31, 2007)		Sixth Fiscal Period (As of April 30, 2008)		Increase / Decrease	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
ASSETS						
I. Current assets	12,570,970	5.9	13,397,027	5.8	826,056	6.6
Cash and bank deposits	6,561,025		6,379,367		△181,657	
Entrusted deposits	5,762,315		6,813,393		1,051,078	
Rental receivables	141,910		159,003		17,093	
Prepaid expenses	44,987		34,209		△10,777	
Consumption tax refundable	47,551		-		△47,551	
Other current assets	13,181		11,053		△2,127	
II. Fixed assets	200,932,798	94.0	216,915,367	94.1	15,982,569	8.0
1. Property and equipment, at cost	200,564,337	93.8	216,483,952	93.9	15,919,615	7.9
Buildings	4,815,619		9,480,794		4,665,175	
Structures	49,270		7,046		△42,223	
Machinery and equipment	24,413		20,754		△3,659	
Tools, furniture and fixtures	7,639		12,215		4,576	
Land	7,918,083		25,928,590		18,010,506	
Buildings held in trust	62,666,733		55,388,083		△7,278,650	
Structures held in trust	241,537		109,995		△131,542	
Machinery and equipment held in trust	668,470		568,618		△99,852	
Tools, furniture and fixtures held in trust	543,466		225,247		△318,218	
Land held in trust	123,629,101		124,742,605		1,113,504	
2. Intangible fixed asset	285,350	0.1	285,350	0.1	-	-
Land leasehold	285,350		285,350		-	
3. Investment and other assets	83,110	0.1	146,065	0.1	62,954	75.7
Leasehold and security deposits	12,411		23,326		10,915	
Long-term prepaid expenses	68,165		121,520		53,355	
Deferred tax assets	2,534		1,217		△1,316	
III. Deferred	260,220	0.1	207,848	0.1	△52,372	△20.1
Organization costs	25,448		20,358		△5,089	
Investment Corporation Issuance Costs	62,997		57,183		△5,813	
Unit Issuance Costs	171,774		130,305		△41,468	
Total assets	213,763,989	100.0	230,520,243	100.0	16,756,253	7.8

	Fifth Fiscal Period (As of October 31, 2007)		Sixth Fiscal Period (As of April 30, 2008)		Increase / Decrease	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
LIABILITIES						
I Current liabilities	21,245,911	9.9	34,026,147	14.8	12,780,235	60.2
Trade payables	358,328		441,418		83,089	
Short-term debt	6,500,000		5,750,000		△750,000	
Current maturities of long term debt	13,000,000		26,000,000		13,000,000	
Other payables	168,666		351,588		182,922	
Accrued expenses	74,940		89,201		14,260	
Accrued income taxes	658		769		110	
Accrued consumption taxes	-		215,992		215,992	
Rents received in advance	1,141,332		1,172,674		31,342	
Deposits received	1,985		4,503		2,518	
II Long-term liabilities	64,756,142	30.3	68,179,934	29.6	3,423,791	5.3
Investment Corporation bonds issued	12,000,000		12,000,000		-	
Long-term debt	44,000,000		46,000,000		2,000,000	
Leasehold and security deposits received	647,396		1,271,027		623,631	
Leasehold and security deposits held in trust received	8,102,312		8,905,814		803,502	
Derivative liability	6,434		3,091		△3,342	
Total liabilities	86,002,054	40.2	102,206,081	44.3	16,204,026	18.8
(Net assets)						
I. Unitholder's equity	127,765,834	59.8	128,316,035	55.7	550,201	0.4
1. Capital stock	124,973,750	58.5	124,973,750	54.2	-	-
2. Retained earnings	2,792,084	1.3	3,342,285	1.4	550,201	19.7
Retained earnings at end of period	2,792,084		3,342,285		550,201	
II. Valuation and translation adjustments	△3,899	△0.0	△1,873	△0.0	2,025	-
Unrealized gain from deferred hedge	△3,899		△1,873		2,025	-
Total net assets	127,761,934	59.8	128,314,161	55.7	552,226	0.4
Total liabilities and net assets	213,763,989	100.0	230,520,243	100.0	16,756,253	7.8

② Statements of Income and Retained Earnings

	Fifth Fiscal Period (As of October 31, 2007)		Sixth Fiscal Period (As of April 30, 2008)		Increase / Decrease	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
1. Operating revenues	7,208,246	100.0	8,582,695	100.0	1,374,449	19.1
Rental revenues	6,334,707		6,770,710		436,002	
Other rental revenues	873,538		859,754		△13,783	
Profit on sale of trust beneficiary interests in real estate	-		952,230		952,230	
2. Operating expenses	3,737,320	51.8	4,517,040	52.6	779,720	20.9
Property-related expenses *1	3,205,728		3,447,634		241,906	
Loss on sale of trust beneficiary interests in real estate *3	-		439,333		439,333	
Asset management fees	369,009		424,141		55,132	
Directors' salaries	5,400		5,400		-	
Custodian fees	20,456		22,463		2,007	
Administrative service fees	52,108		52,684		575	
Audit fees	7,800		9,300		1,500	
Other operating expenses	76,818		116,083		39,264	
Operating income	3,470,925	48.2	4,065,654	47.4	594,729	17.1
3. Non-operating revenues	11,934	0.2	8,712	0.1	△3,221	△ 27.0
Interest income	7,794		8,261		467	
Other Non-operating revenues	4,140		451		△3,689	
4. Non-operating expenses	689,794	9.6	730,610	8.5	40,815	5.9
Interest expense	481,855		504,589		22,733	
Investment corporation bonds interest	113,304		113,537		232	
Financing related expense	24,338		28,471		4,132	
Amortization of bonds issuance costs	5,877		5,813		△63	
Amortization of unit issuance costs	41,468		41,468		-	
Amortization of organization costs	5,089		5,089		-	
Other non-operating expenses	17,859		31,640		13,780	
Ordinary income	2,793,065	38.7	3,343,757	39.0	550,692	19.7
Income before income taxes	2,793,065	38.7	3,343,757	39.0	550,692	19.7
Current income taxes	1,029	0.0	1,773	0.0	743	72.2
Deferred income taxes	△5		△217		△211	
Net Income	2,792,040	38.7	3,342,201	38.9	550,160	19.7
Retained earnings at the beginning of period	43		84		40	
Retained earnings at the end of period	2,792,084		3,342,285		550,201	

③ Statements of Changes in Unitholder's Equity

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)

(Thousands in Yen)

	Unitholder's Equity			Valuation and Translation Adjustments		Total Net Assets
	Capital Stock	Retained Earnings: Retained Earnings at end-period	Total Unitholder's Equity	Unrealized gain from Deferred Hedge	Total Valuation and Translation Adjustments	
Balance at the beginning of a period	88,729,652	2,148,117	90,877,769	−	−	90,877,769
Changes during the fiscal period						
New unit issuance	36,244,098	−	36,244,098	−	−	36,244,098
Payment of dividends	−	Δ2,148,074	Δ2,148,074	−	−	Δ2,148,074
Net Income	−	2,792,040	2,792,040	Δ3,899	Δ3,899	2,792,040
Interest-rate swap	−	−	−	Δ3,899	Δ3,899	Δ3,899
Total changes during the fiscal period	36,244,098	643,966	36,888,064	Δ3,899	Δ3,899	36,884,165
Balance at the end of period	124,973,750	2,792,084	127,765,834	Δ3,899	Δ3,899	127,761,934

Sixth Fiscal Period (November 1, 2007 to April 30, 2008)

(Thousands in Yen)

	Unitholder's Equity			Valuation and Translation Adjustments		Total Net Assets
	Capital Stock	Retained Earnings: Retained Earnings at end-period	Total Unitholder's Equity	Unrealized gain from Deferred Hedge	Total Valuation and Translation Adjustments	
Balance at the beginning of a period	124,973,750	2,792,084	127,765,834	Δ3,899	Δ3,899	127,761,934
Changes during the fiscal period						
Payment of dividends	−	Δ2,792,000	Δ2,792,000	−	−	Δ2,792,000
Net Income	−	3,342,201	3,342,201	−	−	3,342,201
Interest-rate swap	−	−	−	2,025	2,025	2,025
Total changes during the fiscal period	-	550,201	550,201	2,025	2,025	552,226
Balance at the end of period	124,973,750	3,342,285	128,316,035	Δ1,873	Δ1,873	128,314,161

④Basis for Calculating CashDistribution

(Unit: Yen)

	Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Sixth Fiscal Period (November 1, 2007 to April 30, 2008)
I. Retained earnings at the end of period	2,792,084,129	3,342,285,404
II. Total Distribution	2,792,000,000	3,342,200,000
(Distribution per Unit)	(13,960)	(16,711)
III. Retained Earnings bring to next period	84,129	85,404
Method of calculating the distribution amount	The Investment Corporation determines the amount of distribution in accordance with Article 35-1 of its Articles of Incorporation, which must exceed 90% of its distributable income as stipulated in Article 67-15 of the Special Taxation Measures Law. The Investment Corporation has therefore decided to distribute the maximum amount of retained earnings at the period-end of period, namely totaling ¥2,792,000,000 to 200,000 units issued and outstanding. Procedures for the distribution of amounts exceeding distributable income are outlined in Article 35-2 of the Investment Corporation's Articles of Incorporation. In its fiscal period under review, the Investment Corporation has decided not to distribute cash in excess of distributable income.	The Investment Corporation determines the amount of distribution in accordance with Article 35-1 of its Articles of Incorporation, which must exceed 90% of its distributable income as stipulated in Article 67-15 of the Special Taxation Measures Law. The Investment Corporation has therefore decided to distribute the maximum amount of retained earnings at the period-end of period, namely totaling ¥3,342,200,000 to 200,000 units issued and outstanding. Procedures for the distribution of amounts exceeding distributable income are outlined in Article 35-2 of the Investment Corporation's Articles of Incorporation. In its fiscal period under review, the Investment Corporation has decided not to distribute cash in excess of distributable income.

⑤Statements of Cash Flows

	Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Sixth Fiscal Period (November 1, 2007 to April 30, 2008)	Increase / Decrease
		(Thousands of Yen)	
1. Cash flows from operating activities			
Income before income taxes	2,793,065	3,343,757	550,692
Depreciation	1,392,013	1,430,125	38,112
Amotization of long-term prepaid expenses	20,838	27,400	6,561
Interest income	△7,794	△8,261	△467
Interest expense	595,160	618,126	22,965
Amotization of organization costs	5,089	5,089	-
Amortization of unit issuance costs	41,468	41,468	-
Amortization of bonds issuance costs	5,877	5,813	△63
Changes in rental receivables	△66,785	△17,093	49,692
Changes in consumption tax refundable	254,488	47,551	△206,937
Changes in prepaid expenses	△16,889	8,642	25,532
Changes in trade payables	73,915	83,089	9,174
Changes in other payables	29,583	180,830	151,246
Changes in accrued consumption tax	-	215,992	215,992
Changes in rents received in advance	224,960	31,342	△193,618
Changes in deposits received	△24,758	2,518	27,276
Loss on retirement of fixed assets	-	45,288	45,288
Changes in net property and equipment held in trust	-	30,755,697	30,755,697
Cash payments of long-term prepaid expenses	△3,935	△78,620	△74,684
Other-net	△10,435	1,341	11,776
Subtotal	5,305,863	36,740,101	31,434,237
Interest income receivables	7,794	8,261	467
Cash payments of interest expense	△606,961	△603,866	3,095
Cash payments of income taxes	△543	△658	△115
Net cash provided by operating activities	4,706,152	36,143,837	31,437,685
2. Cash flows from investing activities			
Purchases of property and equipment	△97,782	△22,817,847	△22,720,065
Purchases of property and equipment held in trust	△23,341,740	△25,332,879	△1,991,138
Purchases of intangible fixed asset	△205	-	205
Purchases of leasehold and security deposits held in trus	-	184	184
Payments of leasehold and security deposits held in trust	△762	△11,100	△10,338
Purchases of leasehold and security deposits received	△16,641	△19,216	△2,574
Payments of leasehold and security deposits received	37,538	642,847	605,309
Payments of leasehold and security deposits received held in trust	△582,956	△685,950	△102,994
Proceeds from leasehold and security deposits held in trust	1,742,125	1,489,452	△252,672
Payments of restricted bank deposits	△111,083	△1,130,321	△1,019,237
Proceeds from restricted bank deposits	435,530	71,434	△364,095
Net cash used in investing activities	△21,935,977	△47,793,395	△25,857,417
3. Cash flows from financing activities			
Proceeds from short-term debt	5,250,000	1,500,000	△3,750,000
Payment of short-term debt	△17,250,000	△2,250,000	15,000,000
Proceeds from long-term debt	2,000,000	15,000,000	13,000,000
Payment of long-term debt	△3,000,000	-	3,000,000
Proceeds from issuance of units	36,101,993	—	36,101,993
Payments of dividends	△2,147,443	△2,789,908	△642,464
Net cash provided by financing activities	20,954,549	11,460,091	△9,494,458
4. Net change in cash and cash equivalents	3,724,724	△189,466	△3,914,190
5. Cash and cash equivalents at the beginning of period	7,606,600	11,331,324	3,724,724
6. Cash and cash equivalents at the end of period *	11,331,324	11,141,858	△189,466

⑥Notes

[Important Accounting Standards]

	Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Sixth Fiscal Period (November 1, 2007 to April 30, 2008)
1. Depreciation of fixed assets	(1) Property and equipment (includes trust assets) The straight-line method is applied. Useful lives of the assets ranging are as follows: Buildings: 2 to 46 years Structures: 2 to 25 years Machinery and equipment: 3 to 17 years Tools, furniture and fixtures: 3 to 15 years (2) Long-term prepaid expenses The straight-line method is applied.	(1) Property and equipment (includes trust assets) Same applies as left. Useful lives of the assets ranging are as follows: Buildings: 2 to 46 years Structures: 2 to 13 years Machinery and equipment: 3 to 17 years Tools, furniture and fixtures: 3 to 20 years (2) Long-term prepaid expenses Same applies as left.
2. Accounting policies for deferred assets	(1) Organization costs Organization costs are amortized over a period of 5 years. (2) New unit issuance costs Unit issuance costs are amortized over a period of three years. (3) Bond issuance costs Bond issuance costs are amortized by applying the straight-line method for the entire redemption period.	(1) Organization costs Same applies as left. (2) New unit issuance costs Same applies as left. (3) Bond issuance costs Same applies as left.
3. Accounting standards for revenues and expenses	Accounting method for property tax Property-related taxes including property taxes, city planning taxes and depreciable property taxes are imposed on properties on a calendar year basis. These taxes are generally charged to rental expenses during the period and on a pro rata basis between the purchaser and the seller in the event of purchase and sale. In connection with the acquisition of real estate including trust beneficiary interests in real estate during the fiscal period under review, the Investment Corporation included its pro rata property portion for the year in each property acquisition price and not as rental expense. The amount of property taxes included in acquisition prices for the fiscal period under review amounted to ¥81,513 thousand.	Accounting method for property tax Same applies as left. In connection with the acquisition of real estate including trust beneficiary interests in real estate during the fiscal period under review, the Investment Corporation included its pro rata property portion for the year in each property acquisition price and not as rental expense. The amount of property taxes included in acquisition prices for the fiscal period under review amounted to ¥173,954 thousand.
4. Accounting for hedges	(1) Hedge accounting method The deferred hedge method is applied. However, the special treatment is applied for the interest-rate swap agreements that meet the criteria. (2) Hedging instruments and risks hedged Hedge instruments	(1) Hedge accounting method Same applies as left. (2) Hedging instruments and risks hedged Hedge instruments

	The Investment Corporation enters into interest-rate swap transactions. Risks hedged Interest rates on debt. (3) Hedging policy The Investment Corporation enters into derivative transactions based on its risk management policies with the objective of hedging risks in accordance with its Articles of Incorporation. (4) Method of evaluating the effectiveness of hedging During the period from the commencement of hedging to the point at which effectiveness is assessed, the Investment Corporation compares the cumulative total of market changes in the targeted objects of hedging or cash flow changes with the cumulative total of market changes in the hedging instruments or cash flow changes. The Investment Corporation then makes a decision based on the changes and other factors of the two. However, the interest-rate swap agreements that meet the criteria for special treatment, the evaluation of effectiveness are omitted.	Same applies as left. Risks hedged Same applies as left. (3) Hedging policy Same applies as left. (4) Method of evaluating the effectiveness of hedging Same applies as left.
5. The scope of cash and cash equivalents on statements of cash flows	For the purpose of cash flow statements, cash and cash equivalents consist of cash on hand, deposits received that can be withdrawn on demand, and short-term investments with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of a change in value	Same applies as left.
6. Other significant accounting policies utilized in the preparation of financial statements	(1) Accounting method for trust beneficiary interests in real estate and other assets The assets and liabilities as well as revenues and expenses of financial assets held in the form of trust beneficiary interests in real estate and other assets are recorded in full in the Investment Corporation's balance sheets and statements of income. Important line items included in accounting for financial assets in the Investment Corporation's balance sheet are as follows: 1. Cash and cash equivalents 2. Buildings, structures, machinery and equipment, tools, furniture and fixtures and land 3. Leasehold and security deposits received	(1) Accounting method for trust beneficiary interests in real estate and other assets Same applies as left.

	(2) Accounting method for consumption tax Consumption taxes are separately recorded. Non-deductible consumption taxes applicable to the acquisition of assets are included in the cost of acquisition for each asset.	(2) Accounting method for consumption tax Same applies as left.

[Notes to the Balance Sheets]

(Thousands of Yen, otherwise stated)

Fifth Fiscal Period (As of October 31, 2007)		Sixth Fiscal Period (As of April 30, 2008)	
*1. Less-accumulated depreciation of property and equipment	¥4,622,858	*1. Less-accumulated depreciation of property and equipment	¥4,953,430
*2. Minimum unitholders' equity pursuant to Article 67-4 of the Law Concerning Investment Trusts and Investment Corporations Law	¥50,000	*2. Minimum unitholders' equity pursuant to Article 67-4 of the Law Concerning Investment Trusts and Investment Corporations Law	¥50,000
*3. Balance of undrawn credit facility The Invetsment Corporation established a credit facility with a financial institution.		*3. Balance of undrawn credit facility The Invetsment Corporation established a credit facility with a financial institution.	
Total credit facility	¥2,500,000	Total credit facility	¥5,000,000
Drawn credit facility	-	Drawn credit facility	¥500,000
Balance of Undrawn credit facility	¥2,500,000	Balance of Undrawn credit facility	¥4,500,000

[Notes to the Statements of Income and Retained Earnings]

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)

	(Thousands of Yen)
*1. Breakdown of real estate rental business profit and loss	
A. Rental and other operating revenues	
Rental revenues	
Leasing income	5,336,255
Common charges	998,452
Total	6,334,707
Others	
Parking space rental revenues	222,255
Utility charge reimbursements	476,613
Miscellaneous	174,669
Subtotal	873,538
Total rental and operating revenues	7,208,246
B. Rental and other operating expenses	
Rental expenses	
Property management fees	704,418
Utilities	454,312
Taxes	329,927
Repairs and maintenance costs	119,710
Insurance	17,219
Trust fees	55,386
Others	132,739
Depreciation	1,392,013
Total property-related expenses	3,205,728
C. Rental business profit (A−B)	4,002,517

None

Sixth Fiscal Period (November 1, 2007 to April 30, 2008)

	(Thousands of Yen)
*1. Breakdown of real estate rental business profit and loss	
A. Rental and other operating revenues	
Rental revenues	
Leasing income	5,626,514
Common charges	1,144,195
Total	6,770,710
Others	
Parking space rental revenues	240,631
Utility charge reimbursements	458,128
Miscellaneous	160,994
Subtotal	859,754
Total rental and operating revenues	7,630,464
B. Rental and other operating expenses	
Rental expenses	
Property management fees	750,333
Utilities	450,236
Taxes	395,277
Repairs and maintenance costs	149,230
Insurance	16,806
Trust fees	57,312
Others	149,083
Depreciation	1,430,125
Total property-related expenses	49,228
C. Rental business profit (A−B)	3,447,634
	4,182,830

*2. Profit on sale of real estate (Sale of 13 residential properties)	
Revenue from sale of investment properties	18,788,000
Costs of investment properties	17,705,425
Other sales' expenses	130,344
Profit on sale of real estate	952,230

*3. Loss on sale of real estate (Sale of 10 residential properties)	
Revenue from sale of investment properties	12,702,000
Costs of investment properties	13,050,272
Other sales' expenses	91,061
Profit on sale of real estate	439,333

【Notes to the Statements of Changes in Unitholders' Equity】

	Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Sixth Fiscal Period (November 1, 2007 to April 30, 2008)
*1. Total number of authorized investment units and total number of investment units issued and outstanding		
· Total number of authorized investment units	2,000,000 units	2,000,000 units
· Total number of investment units issued and outstanding	200,000 units	200,000 units

【Notes to the Statements of Cash Flow】

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)		Sixth Fiscal Period (November 1, 2007 to April 30, 2008)	
*Reconciliation of balance sheet items to cash and cash equivalents at end of period in the cash flows statements.		*Reconciliation of balance sheet items to cash and cash equivalents at end of period in the cash flows statements.	
(As of October 31, 2007)	(Thousands of Yen)	(As of April 30, 2008)	(Thousands of Yen)
Cash and bank deposits	6,561,025	Cash and bank deposits	6,379,367
Entrusted deposits	5,762,315	Entrusted deposits	6,813,393
Restricted bank deposits held in trust (Note)	Δ992,015	Restricted bank deposits held in trust (Note)	Δ2,050,902
Cash and cash equivalents	11,331,324	Cash and cash equivalents	11,141,858

Note: Restricted bank deposits held in trust are retained for repayment of tenant leasehold and security deposits held in trust.

【Notes to the Lease Transactions】

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)		Sixth Fiscal Period (November 1, 2007 to April 30, 2008)	
Operating lease transactions	(Thousands of Yen)	Operating lease transactions	(Thousands of Yen)
(Lessor)		(Lessor)	
Unearned lease payments		Unearned lease payments	
Due within one year	1,561,805	Due within one year	1,689,845
Due after one year	10,516,248	Due after one year	9,711,097
Total	12,078,054	Total	11,400,942

【Notes to the Marketable Securities】

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Sixth Fiscal Period (November 1, 2007 to April 30, 2008)
The Investment Corporation has not undertaken transactions in marketable securities. Accordingly, there is no information to report.	Same applies as left.

【Notes to the Derivative Transactions】

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Sixth Fiscal Period (November 1, 2007 to April 30, 2008)
(1) Details of the transaction The Investment Corporation entering into interest-rate swap transactions uses derivatives as hedging instruments	(1) Details of the transaction Same applies as left.
(2) Transaction policies Derivatives are used by the Investment Corporation to manage its exposure to the risk of future interest rate fluctuation. Derivative transactions are not used for speculative purposes.	(2) Transaction policies Same applies as left.
(3) Purpose of the transaction In interest-related transactions, derivative transaction is used to maintain earnings stability by managing exposure to the risk of interest rate hikes in the interest rate market on borrowings. Hedge accounting is applied to the use of derivative transactions.	(3) Purpose of the transaction Same applies as left.
① Hedge accounting method The deferred hedge method is applied. However, the special treatment is applied for the interest-rate swap agreements that meet the criteria.	① Hedge accounting method Same applies as left.
② Hedging instruments and risks hedged ・Hedge instruments The Investment Corporation enters into interest-rate swap transactions. ・Risks hedged Interest rates on debt	② Hedging instruments and risks hedged Same applies as left.
③ Hedging policy The Investment Corporation enters into derivative transactions based on its risk management policies with the objective of hedging risks in accordance with its Articles of Incorporation.	③ Hedging policy Same applies as left.
④ Method of evaluating the effectiveness of hedging During the period from the commencement of hedging to the point at which effectiveness is assessed, the Investment Corporation compares the cumulative total of market changes in the targeted objects of hedging or cash flow changes with the cumulative total of market changes in the hedging instruments or cash flow changes. The Investment Corporation then makes a decision based on the changes and other factors of the two. However, the interest-rate swap agreements that meet the criteria for special treatment, the evaluation of effectiveness are omitted.	④ Method of evaluating the effectiveness of hedging Same applies as left.
(4) Risks related to derivative transaction Interest-rate swap transactions are subject to risks stemming from fluctuations in the interest rate market.	(4) Risks related to derivative transaction Same applies as left.
(5) Risks management system for derivative transaction Risks management is based on the management procedures of the Asset Management Company.	(5) Risks management system for derivative transaction Same applies as left.

【Notes to the Retirement Payment】

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Sixth Fiscal Period (November 1, 2007 to April 30, 2008)
The Investment Corporation does not maintain a retirement payment system. Accordingly, there is no information to report.	Same applies as left.

【Tax-Effect Accounting】

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)		Sixth Fiscal Period (November 1, 2007 to April 30, 2008)	
1. Principal deferred tax assets and liabilities were as follows		1. Principal deferred tax assets and liabilities were as follows	
	(Thousands of Yen)		(Thousands of Yen)
(Deferred tax assets)		(Deferred tax assets)	
Enterprise tax payable not included in expenses	21	Enterprise tax payable not included in expenses	64
Unrealized loss from deferred hedge transactions	2,534	Bad debts loss	500
Total deferred tax assets	2,555	Unrealized loss from deferred hedge transactions	1,217
		Subtotal deferred tax assets	1,782
		Valuation allowance	△326
		Total deferred tax assets	1,456
2. Significant difference between statutory income tax rate and the effective tax rate	(%)	2. Significant difference between statutory income tax rate and the effective tax rate	(%)
Normal effective statutory tax rate	39.39	Normal effective statutory tax rate	39.39
(Adjustments)		(Adjustments)	
Deductible cash distributions	△39.37	Deductible cash distributions	△39.37
Others	0.01	Others	0.03
Actual effective tax rate	0.03	Actual effective tax rate	0.05

【Equity-Method Income and Retained Earnings】

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Sixth Fiscal Period (November 1, 2007 to April 30, 2008)
The Investment Corporation has no affiliated companies accounted for under the equity-method. Accordingly, there is no information to report.	Same applies as left.

【Related-Party Transactions】

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)

1. Parent Company, corporate shareholders and other: None

2. Directors, individual shareholders and other

Attributes	Name	Business Activities / Position	Ratio of Possesion of Voting Rights (%)	Details of Business	Deal Amount (¥thousands)	Accounting Term	Balance of End of Period (¥thousands)
Board of Directors and Close Relatives	Taisuke Miyajima	Executive Director for the Investment Corporation and CEO and President of Kenedix REIT Management, Inc.	Possesion of Right Direct 0.0%	Payment of asset management fee to Kenedix REIT Management, Inc. (Note1)	424,009 (Note2) (Note4)	Accounts Payable	90,728 (Note4)
As above	As above	As above	As above	Payment of business consignment fee to Kenedix REIT Management, Inc. (Note3)	1,500 (Note4)	—	—

Notes:

1. Taisuke Miyajima performed as a representative of the third party (Kenedix REIT Management, Inc.), and the fee is set up in the agreement of the Investment Corporation.
2. Asset management fee include ¥55,000 thousand management fee related to the acquisition of property that count in book value for individual real estate.
3. Taisuke Miyajima performed as a representative of the third party (Kenedix REIT Management, Inc.), and the fee is set up in the agreement,"Operating Agency Agreement" between the Investment Corporation and Kenedix REIT Management, Inc.
4. Consumption taxes are not included in a deal amount, and are included in the balance of the end of period.

3. Subsidiary companies and other: None

4. Fellow subsidiary companies and other: None

Sixth Fiscal Period (November 1, 2007 to April 30, 2008)

1. Parent Company, corporate shareholders and other: None

2. Directors, individual shareholders and other

Attributes	Name	Business Activities / Position	Ratio of Possesion of Voting Rights (%)	Details of Business	Deal Amount (¥thousands)	Accounting Term	Balance of End of Period (¥thousands)
Board of Directors and Close Relatives	Taisuke Miyajima	Executive Director for the Investment Corporation and CEO and President of Kenedix REIT Management, Inc.	Possesion of Right Direct 0.0%	Payment of asset management fee to Kenedix REIT Management, Inc. (Note1)	732,146 (Note2) (Note4)	Accounts Payable	128,549 (Note4)
As above	As above	As above	As above	Payment of business consignmentfee to Kenedix REIT Management, Inc. (Note3)	1,500 (Note4)	—	—
As above	As above	As above	As above	Payment of property management fee to Kenedix REIT Management, Inc. (Note3)	129,756	Accounts Payable	65,116

Notes:

1. Taisuke Miyajima performed as a representative of the third party (Kenedix REIT Management, Inc.), and the fee is set up in the agreement of the Investment Corporation.
2. Asset management fee include ¥157,450 thousand sales fee related to the sale of property and ¥150,555 thousand management fee related to the acquisition of property that count in book value for individual real estate.
3. Taisuke Miyajima performed as a representative of the third party (Kenedix REIT Management, Inc.), and the fee is set up in the agreement,"Operating Agency Agreement" between the Investment Corporation and Kenedix REIT Management, Inc.
4. Consumption taxes are not included in a deal amount, and are included in the balance of the end of period.
5. Taisuke Miyajima performed as a representative of the third party (Kenedix REIT Management, Inc.), and the fee is set up in the agreement,"Property Management Agreement" between the Investment Corporation and Kenedix REIT Management, Inc. Property management fee include ¥39,675 thousand related to the acquisition of property that count in book value for individual real estate.

3. Subsidiary companies and other: None

4. Fellow subsidiary companies and other: None

[Notes to the Information per Unit]

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Sixth Fiscal Period (November 1, 2007 to April 30, 2008)
Unitholders' Equity per Unit ¥638,809 Net Income per Unit ¥14,334 Net income per unit after adjusting for residual units is not included because there were no residual investment units.	Unitholders' Equity per Unit ¥641,570 Net Income per Unit ¥16,711 Net income per unit after adjusting for residual units is not included because there were no residual investment units.

Note: The calculation for the net income per unit is as follow.

	Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Sixth Fiscal Period (November 1, 2007 to April 30, 2008)
Net Income (¥ thousand)	2,792,040	3,342,201
Amount vested in ordinary investors (¥ thousand)	—	—
Net income for ordinary units (¥ thousand)	2,792,040	3,342,201
Average number of units during the period (unit)	194,772	200,000

[Important Subsequent Events]

Fifth Fiscal Period (May 1, 2007 to October 31, 2007)	Sixth Fiscal Period (November 1, 2007 to April 30, 2008)
None	Important subsequent events after the closing of the fiscal period ended on April 30, 2008 are as follows. Acquisition of Property On May 15, 2008, the Board of Directors of the Asset Management Company resolved to acquire the following property on June 30, 2008. Property Name: KDX Harumi Building Type of Acquisition: Trust beneficiary interest in real estate Location (Address): 3-12-1 Harumi, Chuo-ku, Tokyo Acquisition Price: ¥10,250,000,000 (excluding acquisition costs, property tax, city-planning tax and consumption tax, etc.) Date of Contract: May 15, 2008 Seller: Y.K. KW Property 11 Usage: Offices, Retail shops Site Area: 12,694.32㎡ Completion Date: February 22, 2008

(2) Movements in Investment Units Issued and Outstanding

Movements in unitholders' capital and the number of investment units issued and outstanding during the first, second and third fiscal periods are summarized in the following table.

Settlement Date	Particulars	Investment Units Issued and Outstanding (Units)		Unitholders' Capital (Millions of Yen)		Remarks
		Increase (Decrease)	Balance	Increase (Decrease)	Balance	
May 6, 2005	Private placement	400	400	200	200	(Note 1)
July 20, 2005	Public offering	75,000	75,400	41,868	42,068	(Note 2)
August 16, 2005	Third-party allocation	3,970	79,370	2,216	44,285	(Note 3)
May 1, 2006	Public offering	73,660	153,030	42,171	86,456	(Note 4)
May 26, 2006	Third-party allocation	3,970	157,000	2,272	88,729	(Note 5)
May 22, 2007	Public offering	40,900	197,900	34,474	123,203	(Note 6)
June 19, 2007	Third-party allocation	2,100	200,000	1,770	124,973	(Note 7)

Notes:

1. *The Investment Corporation was established with an offer price of ¥500,000 per unit.*
2. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties. The offer price was ¥580,000 per unit with an underwritten price of ¥558,250 per unit.
3. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties. The issue price was ¥558,250 per unit.
4. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties. The offer price was ¥593,096 per unit with an issue price of ¥572,519 per unit.
5. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties. The issue price was ¥572,519 per unit.
6. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties and repayment of borrowings. The offer price was ¥873,180 per unit with an issue price of ¥842,886 per unit.
7. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties and repayment of borrowings. The issue price was ¥842,886 per unit.

4. Transfer of the Directors

During the sixth fiscal period, there was no transfer of the Asset Management Company's Directors.

5. Reference Information

(1) Component of Assets

Type of Specified Asset	Type	Area	Fifth Fiscal Period (As of October 31, 2007) Total Amount Held (¥M) (Note 1)	Fifth Fiscal Period Ratio (%) (Note 2)	Sixth Fiscal Period (As of April 30, 2008) Total Amount Held (¥M) (Note 1)	Sixth Fiscal Period Ratio (%) (Note 2)
Real Estate	Office	Tokyo Metropolitan Area	13,052	6.1	26,628	11.6
		Other Regional Areas	-	-	9,105	4.0
	Total for Office		13,052	6.1	35,734	15.5
	Central Urban Retail	Tokyo Metropolitan Area	47	0.0	-	-
Total for Real Estate			13,100	6.1	35,734	15.5
Trust Beneficiary Interest in Real Estate	Office	Tokyo Metropolitan Area	106,035	49.6	128,221	55.6
		Other Regional Areas	21,323	10.0	23,537	10.2
	Total for Office		127,358	59.6	151,758	65.8
	Residential	Tokyo Metropolitan Area	33,898	15.9	10,939	4.7
		Other Regional Areas	9,997	4.7	1,921	0.8
	Total for Residential		43,896	20.5	12,860	5.6
	Central Urban Retail	Tokyo Metropolitan Area	12,815	6.0	12,746	5.5
		Other Regional Areas	3,678	1.7	3,668	1.6
	Total for Central Urban Retail		16,493	7.7	16,415	7.1
Total of Trust Beneficiary Interests in Real Estate			187,749	87.8	181,034	78.5
Bank Deposits and Other Assets			12,914	6.0	13,750	6.0
Total Assets			213,763	100.0	230,520	100.0

Notes:

1. "Total Amount Held" is the amount allocated in the balance sheets at the end of the period (figures are on a net book value basis after deducting depreciation).
2. "Ratio" is the ratio of the amount allocated in the balance sheets to the total assets rounded to the first decimal place.

	Fifth Fiscal Period (As of October 31, 2007)		Sixth Fiscal Period (As of April 30, 2008)	
	Price (¥M)	Ratio (%)	Price (¥M)	Ratio (%)
Total of Liabilities	86,002	40.2	102,206	44.3
Total Unitholders' Equity	127,761	59.8	128,314	55.7
Total of Assets	213,763	100.0	230,520	100.0

(2) Properties Roster

①The Price of the Investment Properties and the Investment Ratio

(Millions of Yen)

Type	Area	No.	Property Name	Acquisition Price (Note 1)	Amount on the Balance Sheet (Note 2)	Appraisal Value at the end of Sixth Fiscal Period (Note 3)	Direct Capitalization Method: Value	Direct Capitalization Method: Overall Capitalization Rate (%)	Discounted Cash Flow Method: Value	Discounted Cash Flow Method: Discount Rate (%)	Discounted Cash Flow Method: Terminal Capitalization Rate (%)	Appraiser (Note 4)	Ratio (%) (Note 5)
Office	Tokyo Metropolitan Area	A-40	Toranomon Toyo Building	9,850	9,920	11,200	11,300	4.3	11,000	4.0	4.5	A	4.6
		A-46	Hiei Kudan-Kita Building	7,600	7,665	8,060	8,340	4.6	7,940	4.4	4.8	B	3.5
		A-37	KDX Ochanomizu Building	6,400	6,475	7,170	7,270	4.6	7,070	4.4	4.8	A	3.0
		A-32	KDX Shiba-Daimon Building	6,090	6,352	6,900	7,050	5.1	6,840	4.9	5.2	C	2.8
		A-13	KDX Kojimachi Building	5,950	5,863	6,530	6,630	4.7	6,490	4.5	4.8	C	2.7
		A-1	KDX Nihonbashi 313 Building	5,940	6,307	7,680	7,900	4.8	7,580	4.6	5.0	B	2.7
		A-16	Toshin 24 Building	5,300	5,277	5,940	6,000	5.0	5,880	4.8	5.2	A	2.4
		A-2	KDX Hirakawacho Building	5,180	5,265	5,780	5,970	4.6	5,700	4.4	4.8	B	2.4
		A-47	KDX Shin-Yokohama 381 Building	4,700	4,729	4,700	4,750	5.0	4,650	4.8	5.2	A	2.2
		A-17	Ebisu East 438 Building	4,640	4,613	6,100	6,110	4.6	6,080	4.2	4.7	A	2.1
		A-3	Higashi-Kayabacho Yuraku Building	4,450	4,524	6,510	6,610	4.7	6,400	4.5	4.9	A	2.0
		A-39	KDX Toranomon Building	4,400	4,890	4,870	4,950	4.1	4,790	3.9	4.3	A	2.0
		A-30	KDX Nishi-Gotanda Building	4,200	4,302	5,030	5,080	5.1	5,010	4.9	5.2	C	1.9
		A-48	KDX Kawasaki-Ekimae Hon-cho Building	3,760	3,794	3,760	3,770	5.4	3,750	5.0	5.6	A	1.7
		A-4	KDX Hatchobori Building	3,680	3,563	3,980	4,080	4.8	3,940	4.6	5.0	B	1.7
		A-18	KDX Omori Building	3,500	3,518	4,130	4,160	5.0	4,090	4.8	5.2	A	1.6
		A-19	KDX Hamamatsucho Building	3,460	3,409	3,950	4,050	4.6	3,900	4.4	4.8	B	1.6
		A-45	KDX Roppongi 228 Building	3,300	3,455	3,330	3,400	4.1	3,260	3.9	4.3	A	1.5
		A-29	KDX Higashi-Shinjuku Building	2,950	3,197	3,360	3,490	5.3	3,300	5.1	5.5	B	1.3
		A-20	KDX Kayabacho Building	2,780	2,866	3,270	3,290	5.1	3,260	4.9	5.2	C	1.3
		A-56	KDX Jimbocho Building	2,760	2,876	2,790	2,810	4.7	2,760	4.2	4.7	A	1.2
		A-49	Nissou Dai-17 Building	2,710	2,728	2,300	2,310	5.0	2,280	4.8	5.2	A	1.2
		A-21	KDX Shinbashi Building	2,690	2,696	3,080	3,100	4.4	3,050	4.0	4.6	A	1.2
		A-5	KDX Nakano-Sakaue Building	2,533	2,510	2,680	2,710	5.1	2,670	4.9	5.3	B	1.1
		A-22	KDX Shin-Yokohama Building	2,520	2,521	3,130	3,170	5.2	3,090	5.0	5.4	A	1.1
		A-6	Harajuku F.F. Building	2,450	2,511	3,360	3,390	5.2	3,320	5.0	5.4	A	1.1
		A-50	Ikejiri-Oohashi Building	2,400	2,421	2,610	2,620	4.8	2,590	4.5	4.9	A	1.1
		A-27	KDX Kajicho Building	2,350	2,406	2,550	2,560	4.8	2,540	4.6	5.0	B	1.1
		A-51	KDX Hamacho Nakanohashi Building (Note 6)	2,310	2,329	2,380	2,410	4.6	2,340	4.4	4.8	A	1.0
		A-15	KDX Hamacho Building	2,300	2,380	3,080	3,130	5.2	3,060	5.0	5.3	C	1.0
		A-41	KDX Shinjuku 286 Building	2,300	2,345	2,610	2,640	4.7	2,570	4.5	4.9	A	1.0
		A-7	FIK Minami Aoyama	2,270	2,295	3,420	3,480	4.4	3,350	4.2	4.6	A	1.0
		A-14	KDX Funabashi Building	2,252	2,454	2,550	2,600	5.6	2,530	5.4	5.8	C	1.0
		A-55	Shin-toshin Maruzen Building	2,110	2,143	2,150	2,180	4.8	2,120	4.4	5.0	A	0.9
		A-33	KDX Okachimachi Building	2,000	2,148	2,010	2,060	4.8	1,990	4.7	5.0	B	0.9
		A-57	KDX Gobancho Building (Note 6)	1,951	2,036	2,020	2,040	4.6	2,000	4.3	4.7	A	0.9
		A-8	Kanda Kihara Building	1,950	1,897	2,030	2,070	4.8	2,010	4.6	5.0	B	0.9
		A-23	KDX Yotsuya Building	1,950	1,978	2,440	2,470	5.2	2,410	5.0	5.4	A	0.9
		A-9	KDX Shinjuku-Gyoen Building	1,610	1,622	2,140	2,160	4.9	2,110	4.7	5.1	A	0.7

		A-26	KDX Kiba Building	1,580	1,628	1,930	1,960	5.4	1,920	5.2	5.5	C	0.7
		A-38	KDX Nishi-Shinjuku Building	1,500	1,565	1,540	1,560	5.0	1,530	4.8	5.1	C	0.7
		A-31	KDX Monzen-Nakacho Building	1,400	1,458	1,430	1,470	5.2	1,410	5.0	5.4	B	0.6
		A-52	KDX Kanda Misaki-cho Building	1,380	1,397	1,390	1,420	4.5	1,360	4.3	4.7	A	0.6
		A-34	KDX Hon-Atsugi Building	1,305	1,321	1,320	1,340	6.0	1,310	5.8	6.2	B	0.6
		A-35	KDX Hachioji Building	1,155	1,351	1,120	1,180	5.4	1,090	5.2	5.6	B	0.5
		A-28	KDX Nogizaka Building	1,065	1,139	1,080	1,090	4.9	1,070	4.7	5.0	C	0.5
		A-10	KDX Koishikawa Building	704	686	921	927	5.3	914	5.1	5.5	A	0.3
	Other Regional Areas	A-12	Portus Center Building	5,570	5,251	5,700	5,800	5.8	5,660	5.6	6.0	B	2.6
		A-42	Karasuma Building	5,400	5,438	5,660	5,810	5.3	5,600	5.1	5.5	B	2.5
		A-63	KDX Hakata-Minami Building	4,900	4,944	4,920	4,950	5.5	4,880	5.3	5.7	A	2.3
		A-58	Sakae 4-chome Office Building (Tentative Name) (Note 7)	4,000	4,161	4,180	-	-	-	-	-	B	1.8
		A-43	KDX Hakata Building	2,350	2,437	2,510	2,520	5.3	2,490	5.1	5.5	A	1.1
		A-54	KDX Kitahama Building	2,220	2,235	2,220	2,230	5.3	2,210	4.9	5.5	A	1.0
		A-44	KDX Sendai Building	2,100	2,184	2,130	2,160	5.6	2,110	5.4	5.8	B	0.9
		A-24	KDX Minami Semba Dai-1 Building	1,610	1,582	1,650	1,730	5.4	1,610	4.7	5.1	C	0.7
		A-25	KDX Minami Semba Dai-2 Building	1,560	1,507	1,640	1,760	5.4	1,590	4.7	5.1	C	0.7
		A-11	Hakata-Ekimae Dai-2 Building	1,430	1,445	1,720	1,720	5.4	1,710	5.2	5.6	A	0.6
		A-36	KDX Niigata Building	1,305	1,454	1,120	1,130	6.4	1,110	6.2	6.6	A	0.6
Total of 58 Office Buildings				184,080	187,493	205,761	204,867 (Note 8)	-	199,294 (Note 8)	-	-	-	86.4

Type	Area	No.	Property Name	Acquisition Price (Note 1)	Amount on the Balance Sheet (Note 2)	Appraisal Value at the end of Third Fiscal Period						Appraiser (Note 4)	Ratio (%) (Note 4)
						(Note 3)	Direct Capitalization Method		Discounted Cash Flow Method				
							Value	Overall Capitalization Rate (%)	Value	Discount Rate (%)	Terminal Capitalization Rate (%)		
Residential	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	5,353	5,337	5,400	5,500	5.1	5,360	4.9	5.3	C	2.5
		B-3	Court Mejiro	1,250	1,247	1,190	1,190	4.9	1,180	4.7	5.1	A	0.5
		B-4	Apartments Motoazabu	1,210	1,219	1,300	1,310	4.7	1,290	4.5	4.9	A	0.5
		B-5	Apartments Wakamatsu Kawada	1,180	1,174	1,230	1,240	4.8	1,220	4.6	5.0	A	0.5
		B-34	Gradito Kawaguchi	1,038	1,074	1,070	1,090	5.2	1,060	4.9	5.5	C	0.4
		B-25	Court Shin-Okachimachi	878	883	888	903	4.9	881	4.7	5.1	B	0.4
	Other Regional Areas	B-18	Venus Hibarigaoka	1,800	1,921	1,700	1,710	5.8	1,690	5.4	6.0	C	0.8
Total of 7 Residential Properties				12,709	12,860	12,778	12,943	-	12,681	-	-	-	5.9
Central Urban Retail	Tokyo Metropolitan Area	C-1	Frame Jinnan-zaka	9,900	10,185	12,000	12,000	4.2	11,900	3.9	4.3	A	4.6
		C-2	KDX Yoyogi Building	2,479	2,561	2,470	2,500	4.8	2,450	4.6	4.9	C	1.1
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	3,680	3,668	3,810	3,820	4.9	3,800	4.7	5.1	B	1.7
Total of 3 Central Urban Retail Properties				16,059	16,415	18,280	18,320	-	18,150	-	-	-	7.5
Total of 68 properties				212,848	216,769	236,819	236,130 (Note 8)	-	230,125 (Note 8)	-	-	-	100.0

Notes:

1. Acquisition price is the purchase price for trust beneficiary interests or properties acquired by the Investment Corporation exclusive of taxes, rounded down to the nearest million yen.
2. Figures of less than1 million are rounded down from the amounts on the balance sheet.
3. Appraisal values (end of the sixth fiscal period) are based on the asset valuation method and standards outlined in the Investment Corporation's Articles of Incorporation and regulations formulated by the Investment Trusts Association, Japan. Appraisal values are drawn from valuation reports prepared by the Japan Real Estate Institute, Daiwa Real Estate Appraisal Corporation, and Nippon Tochi-Tatemono Limited.
4. The appraisers for the properties are Japan Real Estate Institute (A), Daiwa Real Estate Appraisal Corporation (B) and Nippon Tochi-Tatemono Limited (C).
5. Figures are the acquisition price of each asset as a percentage of the total acquisition prices for the portfolio rounded down to the nearest first decimal place.
6. As of June 11, 2008, the current names of the respective buildings are as follows. Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the buildings.
   "KDX Hamacho Nakanohashi Building" is the "Hamacho Nakanohashi Building"
   "KDX Gobancho Building" is the "ORIKEN Gobancho Building"
7. Notes for Sakae 4-chome Office Building (Tentative Name) are as follows.
   "Acquisition Price", "Amount on the Balance Sheet", "Appraisal Value at the end of Sixth Fiscal Period": The values concerning land are shown.
   The value of "Direct Capitalization Method" and "Discounted Cash Flow Method" are shown as "-" since the building is not yet completed.
8. The value calculated using the "Direct Capitalization Method" and the value calculated using the "Discount Cash Flow Method" for the Sakae 4-chome Office Building (Tentative Name) are not included in either the subtotal for the office buildings or the total for the entire property portfolio, 58 and 68, respectively. Accordingly, the subtotal and total are for 57 office buildings and 67 properties, respectively.

②Property Distribution

A. Property Types

Type	Number of Properties	Acquisition Price (Millions of Yen)	Ratio (Note) (%)
Office Buildings	58	184,080	86.4
Residential Properties	7	12,709	5.9
Central Urban Retail Properties	3	16,059	7.5
Others	–	–	
Total	68	212,848	100.0

B. Geographic Distribution

Area	Number of Properties	Acquisition Price (Millions of Yen)	Ratio (Note) (%)
Tokyo Metropolitan Area	55	174,923	82.1
Other Regional Areas	13	37,925	17.8
Total	68	212,848	100.0

C. Property Distribution by Acquisition Price

Acquisition Price (Millions of Yen)	Number of Properties	Acquisition Price (Millions of Yen)	Ratio (Note) (%)
Less than 1,000	2	1,582	0.7
1,000 - 2,500	34	61,120	28.7
2,500 - 5,000	20	71,613	33.6
5,000 - 7,500	9	51,183	24.0
7,500 - 10,000	3	27,350	12.8
Total	68	212,848	100.0

Note: "Ratio" refers to the percentage of the acquisition price by each category to the acquisition prices of the entire portfolio. Figures are rounded down to the nearest first decimal place.

Details of Investment Real Estate and Trust Real Estate

A. Overview of Investment Real Estate Properties and Trust Real Estate

Type	Area	No.	Property Name	Site Area (m²) (Note1)	Usage (Note 2)	Total Floor Area (m²) (Note 3)	Type of Structure (Note 4)	Completion Date (Note 5)	PML (%)
Office	Tokyo Metropolitan Area	A-40	Toranomon Toyo Building	869.01	Bank, Offices Retail Shops, Storage	8,346.83	RC B2F9	August 1962	13.06
		A-46	Hiei Kudan-Kita Building	1,844.83	Retail Shops, Office Room, Parking, Storage, Offices	11,425.31	SRC·S B1F11	March 1988	3.14
		A-37	KDX Ochanomizu Building	1,515.28	Offices, Storage Retail Shops, Parking Mechanical Room	7,720.08	SRC B1F7	August 1982	2.97
		A-32	KDX Shiba-Daimon Building	1,182.40	Offices	7,824.03	SRC B1F9	July 1986	7.60
		A-13	KDX Kojimachi Building	612.17	Offices Retail Shops	5,323.81	SRC B2F9	May 1994	3.60
		A-1	KDX Nihonbashi 313 Building	1,047.72	Offices	8,613.09	SRC B2F9	April 1974	9.50
		A-16	Toshin-24 Building	1,287.16	Offices, Retail Shops Parking	8,483.17	SRC B1F8	September 1984	8.75
		A-2	KDX Hirakawacho Building	1,013.85	Offices, Retail Shops Residential Complex	8,002.97	SRC B3F10	March 1988	7.25
		A-47	KDX Shin-Yokohama 381 Building	911.24	Offices, Parking, Retail Shops	7,673.67	SRC B1F10	March 1988	11.64
		A-17	Ebisu East 438 Building	724.22	Offices Retail Shops	4,394.58	SRC B1F7	January 1992	4.16
		A-3	Higashi-Kayabacho Yuraku Building	773.43	Offices	5,916.48	SRC B1F9	January 1987	7.01
		A-39	KDX Toranomon Building	288.20	Recreation Hall Offices	2,277.38	SRC B1F9	April 1988	8.07
		A-30	KDX Nishi-Gotanda Building	684.41	Offices Parking	5,192.87	SRC B1F8	November 1992	8.28
		A-48	KDX Kawasaki-Ekimae Hon-cho Building	1,968.13	Offices	7,420.87	SRC B1F9	February 1985	8.34
		A-4	KDX Hatchobori Building	992.20	Offices	4,800.43	SRC·RC B1F8	June 1993	6.42
		A-18	KDX Omori Building	1,123.93	Offices, Retail Shops Parking	7,334.77	RC·SRC B1F9	October 1990	0.71
		A-19	KDX Hamamatsucho Building	504.26	Offices, Retail Shops Parking	3,592.38	S F9	September 1999	6.13
		A-45	KDX Roppongi 228 Building	408.86	Offices, Retail Shops	3,592.38	S F9	September 1999	8.95
		A-29	KDX Higashi-Shinjuku Building	1,340.97	Offices, Storage Parking	7,885.40	SRC B1F9	January 1990	3.63
		A-20	KDX Kayabacho Building	617.17	Offices Parking	3,804.86	SRC F8	October 1987	7.90
		A-56	KDX Jimbocho Building	465.92	Offices	3,292.13	SRC B1F8	May 1994	7.25
		A-49	Nissou Dai-17 Building	629.00	Offices, Parking	4,016.61	SRC B1F8	July 1991	13.23

		A-21	KDX Shinbashi Building	536.11	Offices, Retail Shops Parking	3,960.22	SRC·S B1F8	February 1992	6.84
		A-5	KDX Nakano-Sakaue Building	1,235.16	Offices, Retail Shop Residential Parking/ Storage	6,399.42	SRC B1F11	August 1992	5.20
		A-22	KDX Shin-Yokohama Building	705.00	Offices, Retail Shops Parking	6,180.51	S B1F9	September 1990	10.36
		A-6	Harajuku F.F. Building	699.67	Retail Shops Offices, Parking	3,812.44	SRC F11	November 1985	5.66
		A-50	Ikejiri-Oohashi Building	834.79	Offices	3,482.96	RC B2F9	September 1988	3.02
		A-27	KDX Kajicho Building	526.43	Offices Retail Shops	3,147.70	SRC B1F8	March 1990	6.05
		A-51	KDX Hamacho Nakanohashi Building	462.29	Offices	3,280.41	SRC F9	September 1988	6.17
		A-15	KDX Hamacho Building	554.80	Retail Shops, Offices Residential, Parking	4,133.47	SRC B2F10	September 1993	6.76
		A-41	KDX Shinjuku 286 Building	421.70	Offices Parking	3,432.04	SRC·RC B1F9	August 1989	8.71
		A-7	FIK Minami Aoyama	369.47	Offices, Retail Shops Residential	1,926.98	SRC B1F9	November 1988	4.92
		A-14	KDX Funabashi Building	1,180.41	Offices Retail Shops	5,970.12	SRC B1F8	April 1989	2.76
		A-55	Shin-toshin Maruzen Building	457.64	Offices, Retail Shops, Parking	3,439.37	SRC B1F8	July 1990	4.87
		A-33	KDX Okachimachi Building	239.72	Offices	1,882.00	S F10	June 1988	2.23
		A-57	KDX Gobancho Building	335.70	Offices, Parking	1,893.11	S F8	August 2000	9.06
		A-8	Kanda Kihara Building	410.18	Offices	2,393.94	SRC·RC·S B1F8	May 1993	7.77
		A-23	KDX Yotsuya Building	996.65	Offices, Retail Shops Parking	3,329.68	RC B2F4	October 1989	9.79
		A-9	KDX Shinjuku-Gyoen Building	383.63	Offices, Retail Shops Residential	2,594.88	S·SRC F9	June 1992	6.05
		A-26	KDX Kiba Building	922.77	Offices Parking	2,820.64	RC F5	October 1992	7.79
		A-38	KDX Nishi-Shinjuku Building	626.06	Offices Parking	2,017.63	RC F5	October 1992	9.02
		A-31	KDX Monzen-Nakacho Building	580.99	Offices Retail Shops	2,668.91	SRC F8	September 1986	5.72
		A-52	KDX Kanda Misaki-cho Building	314.54	Offices	1,536.60	SRC B1F7	October 1992	9.41
		A-34	KDX Hon-Atsugi Building	724.62	Offices Retail Shops	3,603.63	SRC F8	May 1995	11.12
		A-35	KDX Hachioji Building	460.62	Offices, Parking Retail Shops	2,821.21	SRC F9	December 1985	13.00
		A-28	KDX Nogizaka Building	409.36	Offices, Retail Shops Residential	1,695.07	RC B1F5	May 1991	9.48

		A-10	KDX Koishikawa Building	404.89	Retail Shops Offices	1,866.58	SRC B1F9	October 1992	9.32
	Other Regional Areas	A-12	Portus Center Building	13,936.63	Offices Retail Shops/Storage Parking	79,827.08	SRC·S B2F25	September 1993	3.48
		A-42	Karasuma Building	1,788.67	Offices	12,632.68	SRC B1F8	October 1982	8.37
		A-53	KDX Hakata-Minami Building	1,826.25	Offices, Retail Shops, Parking	13,238.16	SRC B1F9	June 1973	1.48
		A-58	Sakae 4-chome Office Building (Tentative Name) (Note 6)	1,192.22	Offices, Retails Shops (Restaurant)	10,848.45	S (portion RC) F11	June 2009	3.39
		A-43	KDX Hakata Building	1,130.86	Offices Mechanical Room Mutilevel Parking	6,537.33	SRC F9	July 1982	1.84
		A-54	KDX Kitahama Building	751.92	Offices, Storage, Parking	4,652.96	S F10	July 1994	9.79
		A-44	KDX Sendai Building	987.78	Offices	5,918.30	SRC B1F10	February 1984	1.93
		A-24	KDX Minami Semba Dai-1 Building	715.44	Offices Parking	4,236.59	SRC·RC·S B1F9	March 1993	9.04
		A-25	KDX Minami Semba Dai-2 Building	606.45	Parking, Retail Shops Offices, Residential	3,315.93	SRC·S B1F9	September 1993	10.59
		A-11	Hakata-Ekimae Dai-2 Building	866.00	Offices	4,846.01	SRC F9	September 1984	1.06
		A-36	KDX Niigata Building	1,110.56	Offices Retail Shops	6,810.29	RC B2F13	July 1983	4.39
			Total of 58 Office Buildings	60,510.34	-	368,730.32	—	Average of 21.0 yrs	—
Residential	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	4,252.86	Residential Complex Offices	18,115.39	SRC B1F10	January 2004	9.88
		B-3	Court Mejiro	1,581.91	Residential Complex	3,326.07	RC B1F3	March 1997	7.11
		B-4	Apartments Motoazabu	639.41	Residential Complex	1,685.14	RC F11	January 2004	8.84
		B-5	Apartments Wakamatsu Kawada	412.42	Residential Complex	1,858.51	RC F12	February 2004	7.61
		B-34	Gradito Kawaguchi	423.94	Residential Complex Retail Shops	1,705.38	RC F12	February 2006	6.46
		B-25	Court Shin-Okachimachi	311.22	Residential Complex	1,494.55	RC F11	October 2005	4.09
	Other Regional Areas	B-18	Venus Hibarigaoka	8,595.00	Residential Complex	14,976.25	I: RC F6 II: RC F5 III: RC F6	March 1989	5.20
			Total of 7 Residential Properties	16,216.76	-	43,161.29	—	Average of 6.6 yrs	—
Central Urban Retail	Tokyo Metropolitan Area	C-1	Frame Jinnan-zaka	1,240.51	Retail Shops	6,302.58	S·RC·SRC B2F7	March 2005	8.02
		C-2	KDX Yoyogi Building	228.74	Retail Shops Offices	1,269.06	SRC F8	August 1991	8.17
	Other Regional	C-3	ZARA Tenjin Nishi-dori	595.52	Retail Shops	1,445.02	S F4	November 2005	2.12

	Areas								
Total of 3 Central Urban Retail Properties				2,064.77	—	9,016.66	—	Average of 4.9 yrs	—
Total of 68 properties				78,791.87	-	420,908.27	—	Average of 18.9 yrs	5.28 (Note 7)

Notes:

1. Site area data is based on figures recorded in the land register and includes relevant figures in the case of leasehold land. Data may not match with the actual current status. Property that includes land leasehold encompass the site area applicable to leashold portions. Compartmentalized building ownership includes the site area relating to site rights and the total floor area for the entire building, structure and number of floors.
2. Usage is based on data recorded in the land register. All types of use are reported in the case of multi-purpose application.
3. Total floor space is based on figures recorded in the land register and does not include related structures. The total floor area for the entire buildings is reported for compartmentalized ownership.
4. Type of structure data is based on data recorded in the land register. The following abbreviations are used to report data relating to structure and the number of floors:
   SRC: Steel-Reinforced Concrete; RC: Reinforced Concrete; S: Steel Frame; B: Below Ground Level; F: Above Ground Level.
   For example: B2F9: Two floors below ground level and nine floors above ground level.
5. Completion date is the date of construction completion recorded in the land register. Average age subtotal and total data is calculated using the weighted-average based on acquisition prices as of April 30, 2008. Sakae 4-chome Office Building (Tentative Name) is not included in the weighted-average age.
6. Notes for the Sakae 4-chome Office Building (Tentative Name) are as follows.
   "Total Floor Area", "Type of Structure": The figure is entered based on what is written in the building certificate pursuant to the provisions of Article 6-2-1 of the Building Standards Law, as the building has not been completed or registered. The current design content may be changed in the future in accordance with the status of construction and other factors.
   "Completion Date": The completion date in the construction contract agreement is shown.
   "PML Percentage": The figure is based on the present design and specifications as of April 2008.
7. Probable Maximum Loss (PML) data is based on a survey provided by Sompo Japan Risk Management, Inc. as of March 2008. Sakae 4-chome Office Building (Tentative Name) is not included in the Portfolio PML.

B. Capital Expenditure

(a) Planned capital expenditures

Major capital expenditure plans for renovation of properties in which the Investment Corporation holds a trust beneficiary interest for the seventh fiscal period (May 1, 2008 to October 31, 2008) are as follows. Planned capital expenditure includes portions classified into expenses for accounting purposes.

Property Name (Location)	Purpose	Schedule	Planned Amount of Capital Expenditure (Millions of Yen)		
			Total	Paid in the Fiscal Period Under Review	Total Amount Previously Paid
Karasuma Building (Kyoto-shi, Kyoto)	Renovation for office floors, other	May 2008 to October 2008	131	–	–
KDX Hamacho Nakanohashi Building (Chuo-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	89	–	–
KDX Jimbocho Building (Chiyoda-ku, Tokyo)	Renovation for all the floors, others	As above	89	–	–
Ikejiri Oohashi Building (Meguro-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	85	–	–
KDX Ochanomizu Building (Chiyoda-ku, Tokyo)	Renovation for restrooms, other	As above	72	–	–
KDX Kiba Building (Koto-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	68	–	–
KDX Sendai Building (Sendai-shi, Miyagi)	Renovation for elevators, other	As above	59		
KDX Kayabacho Building (Chuo-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	52		
KDX Niigata Building (Niigata-shi, Niigata)	Renovation for two office floors, other	As above	51		
KDX Funabashi Building (Funabashi-shi, Chiba)	Upgrade of individual air conditioning system, other	As above	50	–	–

(b) Capital Expenditures During the Fiscal Period Under Review

The Investment Corporation undertook the following major capital expenditures as follows. In the fiscal period under review, the Investment Corporation completed work across its entire portfolio totaling ¥1,302 million. This total comprised of ¥1,152 million in capital expenditures and ¥149 million for repairs, maintenance and renovation expenses.

Property Name (Location)	Purpose	Schedule	Amount of Capital Expenditures (Millions of Yen)
KDX Higashi-Shinjuku Building (Shinjuku-ku, Tokyo)	Upgrade of individual air conditioning system, other	November 2007 to April 2007	174
KDX Shiba-Daimon Building (Minato-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	151
KDX Hirakawa-cho Building (Chiyoda-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	109
KDX Hachioji Building (Hachioji-shi, Tokyo)	Upgrade of individual air conditioning system, other	As above	100
KDX Sendai Building (Sendai-shi, Miyagi)	Upgrade of restrooms other	As above	77
KDX Hakata Building (Fukuoka-shi, Fukuoka)	Upgrade of restrooms, other	As above	69

KDX Okachimachi Building (Taito-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	62
KDX Omori Building (Oota-ku, Tokyo)	Renovation for external wall, other	As above	53
KDX Nakano-Sakaue Building (Nakano-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	48
KDX Niigata Building (Niigata-shi, Niigata)	Upgrade of central monitor, other	As above	27
KDX Funabashi Building (Funabashi-shi, Chiba)	Upgrade of restrooms, other	As above	24
KDX Kiba Building (Koto-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	16
KDX Nogizaka Building (Minato-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	12
Others			224
Portfolio Total			1,152

Note: The money amount of the capital expenditures are rounded to the nearest ¥1 million.

(c) Long-Term Repairs, Maintenance and Renovation Plans

The Investment Corporation formulates long-term repairs, maintenance and renovation plans on an individual investment property basis and allocates a portion of its cash flows generated during the period to a reserve for repairs, maintenance and renovation to meet large-scale renovation over the medium- to long-terms. The following amount has been transferred to the reserve from period cash flows.

(Millions of Yen)

Fiscal period	Second Fiscal Period	Third Fiscal Period	Fourth Fiscal Period	Fifth Fiscal Period	Sixth Fiscal Period
Reserve for the end of the previous period	92	165	288	406	777
Reserve for the fiscal period under review	130	148	118	370	14
Reversal of reserve for the fiscal period under review	57	26	0	–	359
Reserve bring to the next period	165	288	406	777	432

C. Details of the Tenants

(As of April 30, 2008)

Type	Area	No.	Property Name	Total Leasable Floor Area (m²)(Note 1)	Total Leased Floor Area (m²)(Note 2)	Total No. of Leasable Residential units (Note 3)	Total No. of Leased Residential units (Note 4)	No. of Tenants (Note 5)	Occupancy Ratio (%) (Note 6)	Total Rental Expenses (¥thousands) (Note 7)	Leasehold and Security Deposits (¥thousands) (Note 8)
Office	Tokyo Metropolitan Area	A-40	Toranomon Toyo Building	6,339.73	6,283.07	-	-	13	99.1	308,024	525,486
		A-46	Hiei Kudan-Kita Building	6,902.72	6,902.72	-	-	16	100.0	141,043	439,602
		A-37	KDX Ochanomizu Building	5,863.96	5,863.96	-	-	6	100.0	215,370	276,560
		A-32	KDX Shiba-Daimon Building	6,030.01	6,030.01	-	-	9	100.0	210,278	276,414
		A-13	KDX Kojimachi Building	3,809.74	3,739.88	-	-	9	98.2	192,604	299,861
		A-1	KDX Nihonbashi 313 Building	5,901.12	5,901.12	-	-	9	100.0	260,255	345,654
		A-16	Toshin-24 Building	6,610.22	6,610.22	-	-	14	100.0	213,211	259,948
		A-2	KDX Hirakawacho Building	4,447.07	4,447.07	4	4	19	100.0	190,337	246,906
		A-47	KDX Shin-Yokohama 381 Building	5,793.44	5,480.38	-	-	22	94.6	79,461	242,841
		A-17	Ebisu East 438 Building	3,079.74	3,079.74	-	-	7	100.0	161,058	270,208
		A-3	Higashi-Kayabacho Yuraku Building	4,413.17	4,413.17	-	-	8	100.0	184,689	261,999
		A-39	KDX Toranomon Building	1,966.56	1,966.56	-	-	6	100.0	128,319	225,844
		A-30	KDX Nishi-Gotanda Building	3,881.90	3,881.90	-	-	5	100.0	166,012	255,838
		A-48	KDX Kawasaki-Ekimae Hon-cho Building	5,124.98	5,124.98	-	-	1	100.0	94,192	155,091
		A-4	KDX Hatchobori	3,325.04	3,325.04	-	-	6	100.0	134,003	151,562
		A-18	KDX Omori Building	4,949.46	4,949.46	-	-	11	100.0	166,218	228,667
		A-19	KDX Hamamatsucho Building	2,727.68	2,727.68	-	-	9	100.0	121,930	193,923
		A-45	KDX Roppongi 228 Building	1,918.57	1,542.10	-	-	7	80.4	44,976	75,129
		A-29	KDX Higashi-Shinjuku Building	5,953.91	4,893.58	-	-	8	82.2	118,518	182,224
		A-20	KDX Kayabacho Building	3,019.94	3,019.94	-	-	6	100.0	109,599	199,965
		A-56	KDX Jimbocho Building	2,320.69	-	-	-	-	0.0	-	-
		A-49	Nissou Dai-17 Building	2,740.07	2,740.07	-	-	7	100.0	41,886	87,484
		A-21	KDX Shinbashi Building	1,704.65	1,704.65	-	-	4	100.0	91,563	127,798
		A-5	KDX Nakano-Sakaue Building	4,391.37	4,391.37	17	17	25	100.0	105,618	96,875
		A-22	KDX Shin-Yokohama Building	4,810.87	4,810.87	-	-	20	100.0	120,471	171,015
		A-6	Harajuku F.F. Building	3,068.36	3,068.36	-	-	3	100.0	115,606	169,273
		A-50	Ikejiri-Oohashi Building	2,449.11	2,236.55	-	-	7	91.3	36,654	106,377
		A-27	KDX Kajicho Building	2,562.32	2,562.32	-	-	9	100.0	86,743	120,325
		A-51	KDX Hamacho Nakanohashi Building	2,245.69	2,245.69	-	-	8	100.0	37,688	99,763
		A-15	KDX Hamacho Building	3,102.43	3,102.43	-	-	8	100.0	104,779	137,118
		A-41	KDX Shinjuku 286 Building	2,447.80	2,447.80	-	-	9	100.0	87,147	114,849
		A-7	FIK Minami Aoyama	1,823.64	1,823.64	-	-	5	100.0	94,583	114,502
		A-14	KDX Funabashi Building	3,885.53	3,885.53	-	-	17	100.0	108,737	140,168
		A-55	Shin-toshin Maruzen Building	1,949.62	1,949.62	-	-	6	100.0	24,449	97,304
		A-33	KDX Okachimachi Building	1,792.54	1,607.10	-	-	4	89.7	65,758	114,836
		A-57	KDX Gobancho Building	1,651.72	1,651.72	-	-	7	100.0	9,222	63,166
		A-8	Kanda Kihara Building	1,945.55	1,945.55	-	-	8	100.0	72,073	137,482
		A-23	KDX Yotsuya Building	2,536.53	2,536.53	-	-	3	100.0	95,734	146,920
		A-9	KDX Shinjuku-Gyoen Building	2,105.18	2,105.18	-	-	1	100.0	74,193	109,676

		A-26	KDX Kiba Building	2,450.12	2,156.07	-	-	6	88.0	69,104	70,045
		A-38	KDX Nishi-Shinjuku Building	1,606.72	1,606.72	-	-	9	100.0	54,007	68,476
		A-31	KDX Monzen-Nakacho Building	2,012.22	2,012.22	-	-	5	100.0	44,103	57,045
		A-52	KDX Kanda Misaki-cho Building	1,339.46	1,164.27	-	-	7	86.9	18,423	39,500
		A-34	KDX Hon-Atsugi Building	2,747.27	2,747.27	-	-	10	100.0	62,392	89,614
		A-35	KDX Hachioji Building	2,179.88	1,866.07	-	-	6	85.6	50,104	43,392
		A-28	KDX Nogizaka Building	1,236.39	1,236.39	1	1	4	100.0	40,112	50,550
		A-10	KDX Koishikawa Building	1,594.18	1,594.18	-	-	4	100.0	37,275	46,949
	Other Regional Areas	A-12	Portus Center Building	11,569.19	11,569.19	-	-	30	100.0	312,767	425,844
		A-42	Karasuma Building	7,778.43	7,671.58	-	-	29	98.6	229,981	249,501
		A-53	KDX Hakata-Minami Building	10,187.70	9,723.97	-	-	43	95.4	109,403	251,224
		A-58	Sakae 4-chome Office Building (Tentative Name)	-	-	-	-	-	-	1,666	-
		A-43	KDX Hakata Building	4,934.23	4,934.23	-	-	33	100.0	112,981	131,660
		A-54	KDX Kitahama Building	3,993.00	3,516.40	-	-	9	88.1	41,897	77,812
		A-44	KDX Sendai Building	3,955.02	3,704.99	-	-	26	93.7	99,674	215,877
		A-24	KDX Minami Semba Dai-1 Building	3,108.17	2,710.92	-	-	9	87.2	63,134	77,692
		A-25	KDX Minami Semba Dai-2 Building	2,699.27	2,539.17	-	-	23	94.1	60,083	44,718
		A-11	Hakata-Ekimae Dai-2 Building	3,685.87	3,661.77	-	-	39	99.3	83,311	83,330
		A-36	KDX Niigata Building	4,085.26	2,491.12	-	-	22	61.0	73,609	56,277
			Total of 58 Offices	212,754.01	203,903.09	22	22	656	95.8	6,177,056	9,348,187
Residential	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	7,711.14	7,711.14	140	140	1 (Note 9)	100.0	169,648	50,580
		B-3	Court Mejiro	2,046.79	1,947.50	20	19	19	95.1	43,759	16,667
		B-4	Apartments Motoazabu	1,350.74	1,222.37	22	20	19	90.5	38,347	12,447
		B-5	Apartments Wakamatsu Kawada	1,607.43	1,479.49	33	30	30	92.0	38,937	11,702
		B-34	Gradito Kawaguchi	1,619.34	1,619.34	66	66	2 (Note 10)	100.0	32,881	10,028
		B-25	Court Shin-Okachimachi	1,377.87	1,314.18	41	39	39	95.4	31,269	9,004
	Other Regional Areas	B-18	Venus Hibarigaoka	12,829.64	11,935.81	159	148	99	93.0	94,118	26,435
			Total of 7 Residentials	28,542.95	27,229.83	481	462	209	95.4	448,962	136,863
Central Urban Retail	Tokyo Metropolitan Area	C-1	Frame Jinnan-zaka	4,655.71	4,558.23	-	-	14	97.9	293,770	350,972
		C-2	KDX Yoyogi Building	1,175.38	1,175.38	-	-	10	100.0	76,414	124,819
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	1,497.47	1,497.47	-	-	1	100.0	108,000	216,000
			Total of 3 Central Urban Retails	7,328.56	7,231.08	-	-	25	98.7	478,184	691,791
Total of 68 Properties				248,625.52	238,364.00	503	484	890 (Note 11)	95.9	7,104,202	10,176,842

Occupancy Ratio over the Past Five Years	
October 31, 2005	96.6%
April 30, 2006	94.9%
October 31, 2006	95.3%
April 30, 2007	95.9%
October 31, 2007	96.9%
April 30, 2008	95.9%

Notes:

1. Total leasable floor area refers to the leasable floor area for each Property including the building (aggregate total of the leasable floor area of each building in the case of more than one building), excluding land (including land for one-story parking) identified in lease agreements or construction completion plans.
2. Total leased floor area refers to the area identified in lease agreements with end tenants or sub-lease agreements.
3. The total number of leasable residential units and the number of leased residential units refers to the portion of the building used for residential purposes.
4. The total number of leased residential units refers to the number of residential units among leasable residential units for which lease agreements with end tenants or sub-lease agreements are singed.
5. The total number of tenants refers to the actual number of end tenants for each property. However, for Residence Charmante Tsukishima, please refer to Note 9, and for Gradito Kawaguchi, please refer to Note 10.
6. The occupancy ratio is calculated by dividing leased floor area by total leasable floor area. Figures are rounded to the nearest first decimal place.
7. Total rental revenues cover all income, including that from rental revenue, common charges, and parking space rental revenues, rounded to the nearest one thousand yen. Total real estate business rental revenues refers to the total amount of revenues generated during the fiscal period under review from real estate rental operations including leasing revenues, common charges and parking revenues rounded down to the nearest thousand yen.
8. Guarantee and security deposits refers to the balance of security deposits held (including net security deposits in the case of discount) and the balance of guarantee deposits rounded down to the nearest thousand yen.
9. The figure in parenthesis shows the total number of end tenants before adjustment for the number of end tenants who signed lease agreements for multiple properties. Because we have concluded a rental guarantee (fixed-term lease: until January 31, 2009) fixed-term building lease contract (term of contract: to January 31, 2029) with Sekiwa Real Estate, Ltd., a master lessor, the total number of tenants is indicated 1.
10. Because the master lessor and Haseko Livenet Inc. have concluded a rental guarantee (fixed-term lease: until March 31, 2010) building lease contract for dwelling units (excluding first-floor shops), the total number of tenants is indicated as 2.
11. The value presented does not reflect the adjustment for end-tenants who are overlapping in multiple properties.

(Reference)

Total rental expenses for the properties sold during the Sixth Fiscal Period

(Unit: Thousands of Yen)

B-1	Storia Sirokane	57,325	B-2	Tre di Casa Minami Aoyama	37,148	B-6	Court Nihonbashi-Hakozaki	18,460
B-7	Side Denenchofu	19,069	B-8	B-court Yokohama Kannai II	18,015	B-9	Court Motoasakusa	14,983
B-11	Bloom Omotesando	12,951	B-13	Human Heim Okachimachi	15,048	B-16	Abreast Hara	17,013
B-17	Abreast Hirabari	9,912	B-20	Regalo Ochanomizu I·II	54,063	B-21	Regalo Shiba-kouen	33,404
B-22	Chigasaki Socie Ni-bankan	21,312	B-23	Court Nishi-Shinjuku	18,690	B-24	Regalo Komazawa-kouen	13,919
B-26	Primo Regalo Kagurazaka	11,736	B-27	Primo Regalo Youga	11,374	B-28	Court Shimouma	11,488
B-29	Ashiya Royal Homes	42,961	B-30	Regalo Ibaraki I·II	37,813	B-31	Collection Higashi-Sakura	18,569
B-32	Renaissance 21 Hirao Josai-machi	15,138	B-33	Montore Nishikouen Bay Court	15,883		Residential (Total 23 properties)	526,262

D. Information concerning major real estate properties

There were no major real estate properties with real estate business rental revenues exceeding 10% of total real estate business rental revenues for the sixth fiscal period.

E. Information concerning major tenants

(a) Tenant which holds more than 10% of the total leased area:

None

(b) Reference: Major end tenants

(As of April 30, 2008)

	Name of End Tenant	Property Name	Leased Floor Area	Percentage of Total Leased Floor Area (Note 1)
1	Sekiwa Real Estate, Ltd.	Residence Charamante Tsukishima	7,711.14 m²	3.2%
2	N/A (Note 2)	KDX Kawasaki-Ekimae Hon-cho Building	5,124.98 m²	2.2%
3	Five Foxes Co., Ltd.	Harajuku F.F. Building	2,855.05 m²	1.2%
4	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Harajuku F.F. Building, KDX Yoyogi Building Toranomon Toyo Building,	2,768.80 m²	1.2%
5	Hokkaido Electric Power Co., Ltd.	Venus Hibarigaoka	2,758.11 m²	1.2%
Subtotal			18,695.46 m²	8.9%
Portfolio Total			238,364.00 m²	100.0%

Notes:

1. Percentage of total leased floor area refers to the floor area leased to each end tenant as a proportion of total leased floor area. Figures are rounded to the nearest first decimal place.
2. Not disclosed due to the tenants' request.

Change in Management Guideline

Reference Material for "2. Management Policy and Operating Condition" "(1) Management Policy"

◆ Reasons for Changes

As of March 27, 2008, the Investment Corporation has changed management guideline to stipulate that, as a means to acquire prime properties under favorable terms and conditions, investment in properties that are in the development stage may be considered after various risks have been reduced.

◆ Details of the Changes

Details of the changes are as follows. The change is indicated by the underlined portion.

Before the Change in Management Guideline	After the Change in Management Guideline
Article 24 (Development Properties)	Article 24 (Development Properties)
1. As a rule, investment in properties already producing stable rental revenues or similar revenues, or properties projected to produce such revenue may be considered. 2. Notwithstanding the preceding paragraph, regarding properties being developed or constructed by a third party, investment prior to completion of construction may be considered if, based on the lease market, lease reservation agreements, etc., there is sufficient possibility of securing tenants after construction and minimal risk of the completion and transfer.	1. As a rule, investment in properties already producing stable rental revenues or similar revenues, or properties projected to produce such revenue may be considered. 2. Notwithstanding the preceding paragraph, regarding land and buildings that are yet to be constructed or are being constructed, investment prior to completion of construction may be considered (i) If risks associated with building permit and approval and risks associated with completion of construction have been reduced; (ii) If, based on lease market conditions, existence of lease reservation agreements, etc., there is sufficient possibility of securing tenants after construction; and (iii) If the investment will not materially impact the overall portfolio. In the event of such, the Investment Corporation may also be the party placing the order in the agreement on building construction contract work.
3. The Investment Corporation may not acquire land and invest in projects in which it would develop or build.	3. The Investment Corporation may not engage in transactions in which the Investment Corporation itself prepares building lots or carries out the construction for constructing the building.

【Reference】

Earnings Performance for the Individual Properties for the 6th Fiscal Period (November 1, 2007 to April 30, 2008) : 182days ※As of April 30, 2008

	Type	Office Buildings						
	Location	Tokyo Metropolitan Area						
	Property Name	Toranomon Toyo Building	Hiei Kudan-Kita Building	KDX Ochanomizu Building	KDX Shiba-Daimon Building	KDX Kojimachi Building	KDX Nihonbashi 313 Building	Toshin 24 Building
	Acquisition Date	June 1, 2007	February 1, 2008	April 2, 2007	March 1, 2007	November 1, 2005	August 1, 2005	May 1, 2006
Price Information	Acquisition price (¥ Millions)	9,850	7,600	6,400	6,090	5,950	5,940	5,300
	Percentage of total portfolio	4.6%	3.5%	3.0%	2.8%	2.7%	2.7%	2.4%
	Net book value (¥ Millions)	9,920	7,665	6,475	6,352	5,863	6,307	5,277
	Appraisal value at the end of year (¥ Millions)	11,200	8,060	7,170	6,900	6,530	7,680	5,940
	Percentage of total appraisal value	4.7%	3.4%	3.0%	2.9%	2.8%	3.2%	2.5%
Lease Information	Total of end tenants	13	16	6	9	9	9	14
	Leasable floor area (m²)	6,339.73	6,902.72	5,863.96	6,030.01	3,809.74	5,901.12	6,610.22
	Leased floor area (m²)	6,283.07	6,902.72	5,863.96	6,030.01	3,739.88	5,901.12	6,610.22
	Occupancy ratio							
	As of April 30, 2008	99.1%	100.0%	100.0%	100.0%	98.2%	100.0%	100.0%
	As of October 31, 2007	97.5%	-	100.0%	100.0%	97.1%	100.0%	100.0%
	As of April 30, 2007	-	-	100.0%	93.0%	97.1%	98.9%	100.0%
	As of October 31, 2006	-	-		-	97.1%	100.0%	100.0%
	As of April 30, 2006	-	-	-	-	80.5%	100.0%	-
Income and Retained Earnings Information for the 6th Fiscal Period	Operating periods	182days	90days	182days	182days	182days	182days	182days
	①Rental and other operating revenues (¥ Thousands)	308,024	141,043	215,370	210,278	192,604	260,255	213,211
	Rental revenues	292,273	129,123	202,444	192,997	171,507	244,408	186,196
	Other operating revenues	15,750	11,919	12,926	17,280	21,097	15,846	27,015
	②Property-related expenses (¥ Thousands)	49,608	30,595	37,116	41,103	49,362	60,552	62,735
	Property management fees	21,588	15,964	13,594	20,709	12,526	19,838	21,711
	Taxes	-	-	-	-	15,867	17,226	17,782
	Utilities	15,646	8,598	12,483	14,408	10,546	14,526	14,642
	Repairs and maintenance costs	1,175	2,341	2,027	809	908	554	3,133
	Insurance	428	278	342	337	276	393	413
	Trust fees and other expenses	10,769	3,412	8,668	4,837	9,236	8,011	5,070
	③NOI (=①-②) (¥ Thousands)	258,416	110,447	178,254	169,174	143,241	199,703	150,456
	④Depreciation (¥ Thousands)	11,284	7,160	16,748	24,386	39,539	35,734	32,372
	⑤Rental operating income (=③-④) (¥ Thousands)	247,131	103,286	161,506	144,788	103,702	163,969	118,083
	⑥Capital expenditures (¥ Thousands)	10,869	-	18,056	151,202	10,318	5,576	15,977
	⑦NCF (=③-⑥) (¥ Thousands)	247,546	110,447	160,198	17,972	132,923	194,127	134,479
Reference	Expense ratio (=②/①)	16.1%	21.7%	17.2%	19.5%	25.6%	23.3%	29.4%
	Property tax for the year 2008 (or the year 2007) (¥ Thousands)	55,874	46,662	29,100	22,475	31,720	35,106	23,660
	Among ② of property management fee (leasing management fee) (¥ Thousands)	11,560	5,132	8,033	7,743	6,854	9,386	7,421
	Reference: Percentage of rental and other operating revenues	3.75%	3.64%	3.73%	3.68%	3.56%	3.61%	3.48%
	Long-term repairs, maintenance and renovation Estimated amount of 12 yrs after the acquisition (¥ Thousands)	260,050	347,270	323,470	242,590	117,280	292,110	176,760
	Reference: Amount of yearly avg.	21,670	28,939	26,955	20,215	9,773	24,342	14,730

	Type	Office Buildings						
	Location	Tokyo Metropolitan Area						
	Property Name	KDX Hirakawacho Building	KDX Shin-Yokohama 381 Building	Ebisu East 438 Building	Higashi-Kayabacho Yuraku Building	KDX Toranomon Building	KDX Nishi-Gotanda Building	KDX Kawasaki-Ekimae Hon-cho Building
	Acquisition Date	August 1, 2005	February 1, 2008	May 1, 2006	August 1, 2005	April 17, 2007	December 1, 2006	February 1, 2008
Price Information	Acquisition price (¥ Millions)	5,180	4,700	4,640	4,450	4,400	4,200	3,760
	Percentage of total portfolio	2.4%	2.2%	2.1%	2.0%	2.0%	1.9%	1.7%
	Net book value (¥ Millions)	5,265	4,729	4,613	4,524	4,890	4,302	3,794
	Appraisal value at the end of year (¥ Millions)	5,780	4,700	6,100	6,510	4,870	5,030	3,760
	Percentage of total appraisal value	2.4%	2.0%	2.6%	2.7%	2.1%	2.1%	1.6%
Lease Information	Total of end tenants	19	22	7	8	6	5	1
	Leasable floor area (m²)	4,447.07	5,793.44	3,079.74	4,413.17	1,966.56	3,881.90	5,124.98
	Leased floor area (m²)	4,447.07	5,480.38	3,079.74	4,413.17	1,966.56	3,881.90	5,124.98
	Occupancy ratio							
	As of April 30, 2008	100.0%	94.6%	100.0%	100.0%	100.0%	100.0%	100.0%
	As of October 31, 2007	100.0%	-	100.0%	100.0%	100.0%	100.0%	-
	As of April 30, 2007	100.0%	-	100.0%	89.1%	0.0%	73.7%	-
	As of October 31, 2006	100.0%	-	100.0%	100.0%	-	-	-
	As of April 30, 2006	100.0%	-	-	100.0%	-	-	-
Income and Retained Earnings Information for the 6th Fiscal Period	Operating periods	182days	90days	182days	182days	182days	182days	90days
	①Rental and other operating revenues (¥ Thousands)	190,337	79,461	161,058	184,689	128,319	166,012	94,192
	Rental revenues	167,113	65,059	143,052	168,575	121,627	143,608	67,033
	Other operating revenues	23,223	14,402	18,006	16,113	6,692	22,404	27,159
	②Property-related expenses (¥ Thousands)	54,508	13,472	37,400	35,584	17,424	33,859	28,981
	Property management fees	17,476	6,324	12,606	15,008	7,445	13,451	14,038
	Taxes	14,727	-	10,144	9,161	-	8,854	-
	Utilities	11,584	5,724	9,416	8,621	3,603	8,367	14,534
	Repairs and maintenance costs	4,949	765	2,407	488	270	75	-
	Insurance	336	180	214	269	103	247	150
	Trust fees and other expenses	5,413	477	2,610	2,034	6,001	2,862	257
	③NOI (=①-②) (¥ Thousands)	135,828	65,988	123,658	149,105	110,895	132,153	65,211
	④Depreciation (¥ Thousands)	33,763	14,635	27,267	43,390	13,082	49,375	12,202
	⑤Rental operating income (=③-④) (¥ Thousands)	102,064	51,353	96,390	105,714	97,812	82,778	53,008
	⑥Capital expenditures (¥ Thousands)	109,192	4,263	1,189	3,980	640	4,220	-
	⑦NCF (=③-⑥) (¥ Thousands)	26,635	61,725	122,468	145,125	110,255	127,933	65,211
Reference	Expense ratio (=②/①)	28.6%	17.0%	23.2%	19.3%	13.6%	20.4%	30.8%
	Property tax for the year 2008 (or the year 2007) (¥ Thousands)	29,391	19,663	20,218	18,277	19,084	17,503	15,153
	Among ② of property management fee (leasing management fee) (¥ Thousands)	6,656	2,968	5,810	6,812	4,881	6,085	3,253
	Reference: Percentage of rental and other operating revenues	3.50%	3.74%	3.61%	3.69%	3.80%	3.67%	3.45%
	Long-term repairs, maintenance and renovation Estimated amount of 12 yrs after the acquisition (¥ Thousands)	203,540	192,390	144,400	157,780	70,400	136,230	446,967
	Reference: Amount of yearly avg.	16,961	16,032	12,033	13,148	5,866	11,352	37,247

【Reference】

Earnings Performance for the Individual Properties for the 6th Fiscal Period (November 1, 2007 to April 30, 2008) : 182days ※As of April 30, 2008

	Type														
	Location														
	Property Name	KDX Hacchobori Building	KDX Omori Building	KDX Hamamatsucho Building	KDX Roppongi 228 Building	KDX Higashi-Shinjuku Building	KDX Kayabacho Building	KDX Jimbocho Building	Nissou Dai-17 Building	KDX Shimbashi Building	KDX Nakano-Sakaue Building	KDX Shin-Yokohama Building	Harajuku F.F. Building	Ikejiri-Oohashi Building	KDX Kajicho Building
	Acquisition Date	August 1, 2005	May 1, 2006	May 1, 2006	January 10, 2008	September 1, 2006	May 1, 2006	March 31, 2008	February 1, 2008	May 1, 2006	August 1, 2005	May 1, 2006	August 1, 2005	February 1, 2008	July 3, 2006
Price Information	Acquisition price (¥ Millions)	3,680	3,500	3,460	3,300	2,950	2,780	2,760	2,710	2,690	2,533	2,520	2,450	2,400	2,350
	Percentage of total portfolio	1.7%	1.6%	1.6%	1.5%	1.3%	1.3%	1.2%	1.2%	1.2%	1.1%	1.1%	1.1%	1.1%	1.1%
	Net book value (¥ Millions)	3,563	3,518	3,409	3,455	3,197	2,866	2,876	2,728	2,696	2,510	2,521	2,511	2,421	2,406
	Appraisal value at the end of year (¥ Millions)	3,980	4,130	3,950	3,330	3,360	3,270	2,790	2,300	3,080	2,680	3,130	3,360	2,610	2,550
	Percentage of total appraisal value	1.7%	1.7%	1.7%	1.4%	1.4%	1.4%	1.2%	1.0%	1.3%	1.1%	1.3%	1.4%	1.1%	1.1%
Lease Information	Total of end tenants	6	11	9	7	8	6	-	7	4	25	20	3	7	9
	Leasable floor area (㎡)	3,325.04	4,949.46	2,727.68	1,918.57	5,953.91	3,019.94	2,320.69	2,740.07	1,704.65	4,391.37	4,810.87	3,068.36	2,449.11	2,562.32
	Leased floor area (㎡)	3,325.04	4,949.46	2,727.68	1,542.10	4,893.58	3,019.94	-	2,740.07	1,704.65	4,391.37	4,810.87	3,068.36	2,236.55	2,562.32
	Occupancy ratio														
	As of April 30, 2008	100.0%	100.0%	100.0%	80.4%	82.2%	100.0%	0.0%	100.0%	100.0%	100.0%	100.0%	100.0%	91.3%	100.0%
	As of October 31, 2007	100.0%	100.0%	100.0%	-	92.6%	100.0%	-	-	100.0%	100.0%	99.6%	100.0%	-	85.8%
	As of April 30, 2007	100.0%	100.0%	100.0%	-	100.0%	84.9%	-	-	100.0%	100.0%	100.0%	100.0%	-	100.0%
	As of October 31, 2006	100.0%	100.0%	100.0%	-	100.0%	100.0%	-	-	100.0%	97.0%	99.6%	100.0%	-	100.0%
	As of April 30, 2006	100.0%	-	-	-	-	-	-	-	-	98.8%	-	100.0%	-	-
Income and Retained Earnings Information for the 6th Fiscal Period	Operating periods	182days	182days	182days	112days	182days	182days	31days	90days	182days	182days	182days	182days	90days	182days
	①Rental and other operating revenues (¥ Thousands)	134,003	166,218	121,938	44,976	118,518	109,599	-	41,886	91,563	105,618	120,471	115,606	36,654	86,743
	Rental revenues	117,783	146,408	112,012	40,877	109,793	98,047	-	35,959	85,195	92,219	106,715	104,459	30,958	79,957
	Other operating revenues	16,220	19,810	9,917	4,099	8,725	11,551	-	5,927	6,367	13,399	13,755	11,147	5,696	6,786
	②Property-related expenses (¥ Thousands)	40,354	54,049	35,209	8,793	58,130	26,938	939	8,034	22,808	31,141	35,420	29,513	6,350	24,008
	Property management fees	12,885	17,657	8,443	4,622	18,481	9,018	38	4,758	7,233	10,904	14,104	10,450	3,358	6,751
	Taxes	8,990	12,170	8,607	-	13,690	6,838	-	-	10,016	7,926	10,368	7,527	-	5,493
	Utilities	8,776	16,350	6,346	4,048	10,458	7,003	507	2,533	4,008	6,697	8,631	7,549	2,295	4,457
	Repairs and maintenance costs	7,261	569	6,012	30	10,359	1,842	-	-	610	1,529	445	1,674	100	3,387
	Insurance	236	350	163	71	362	177	25	94	136	307	262	180	81	144
	Trust fees and other expenses	2,202	6,951	5,635	21	4,777	2,059	368	647	803	3,776	1,608	2,130	515	3,773
	③NOI (=①-②) (¥ Thousands)	93,648	112,169	86,720	36,183	60,388	82,660	△939	33,852	68,754	74,476	85,050	86,093	30,303	62,735
	④Depreciation (¥ Thousands)	36,696	24,936	22,036	3,129	13,882	13,725	3,815	7,804	10,149	30,199	21,023	17,079	3,872	10,743
	⑤Rental operating income (=③-④) (¥ Thousands)	56,951	87,233	64,684	33,053	46,505	68,934	△4,755	26,048	58,604	44,277	64,026	69,014	26,431	51,992
	⑥Capital expenditures (¥ Thousands)	7,247	53,125	400	-	174,202	14,966	-	-	900	48,897	3,905	10,660	-	9,501
	⑦NCF (=③-⑥) (¥ Thousands)	86,401	59,044	86,320	36,183	△113,814	67,694	△939	33,852	67,854	25,579	81,145	75,433	30,303	53,234
Reference	Expense ratio (=②/①)	30.1%	32.5%	28.9%	19.6%	49.0%	24.6%	-	19.2%	24.9%	29.5%	29.4%	25.5%	17.3%	27.7%
	Property tax for the year 2008 (or the year 2007) (¥ Thousands)	17,975	24,197	17,088	13,435	27,378	13,550	9,367	29,878	20,035	15,445	13,811	15,799	11,751	11,033
	Amount ⑧ of property management fee (Leasing management fee) (¥ Thousands)	4,645	5,681	4,258	1,656	3,651	3,923	-	1,545	3,271	3,746	4,194	4,116	1,366	3,050
	Reference: Percentage of rental and other operating revenues	3.47%	3.42%	3.49%	3.68%	3.08%	3.58%	-	3.69%	3.57%	3.55%	3.48%	3.56%	3.73%	3.52%
	Long-term repairs, maintenance and renovation														
	Estimated amount of 12 yrs after the acquisition (¥ Thousands)	88,490	276,530	68,180	54,680	200,740	114,840	112,870	88,480	102,789	128,140	194,390	123,270	158,270	96,450
	Reference: Amount of yearly avg.	7,374	23,044	5,681	4,556	16,728	9,570	9,405	7,373	8,565	10,678	16,199	10,272	13,189	8,037

File No. 082-35028

【Reference】

Earnings Performance for the Individual Properties for the 6th Fiscal Period (November 1, 2007 to April 30, 2008) : 182days ※As of April 30, 2008

	Type							
	Location							
	Property Name	KDX Hamacho Nakanobashi Building	KDX Hamacho Building	KDX Shinjuku 286 Building	FIK Minami Aoyama	KDX Funabashi Building	Shin-toshin Maruzen Building	KDX Okachimachi Building
	Acquisition Date	February 1, 2008	March 16, 2006	June 1, 2007	August 1, 2005	March 1, 2006	February 29, 2008	March 1, 2007
Price Information	Acquisition price (¥ Millions)	2,310	2,300	2,300	2,270	2,252	2,110	2,000
	Percentage of total portfolio	1.0%	1.0%	1.0%	1.0%	1.0%	0.9%	0.9%
	Net book value (¥ Millions)	2,329	2,380	2,345	2,295	2,454	2,143	2,148
	Appraisal value at the end of year (¥ Millions)	2,380	3,080	2,610	3,420	2,550	2,150	2,010
	Percentage of total appraisal value	1.0%	1.3%	1.1%	1.4%	1.1%	0.9%	0.8%
Lease Information	Total of end tenants	8	8	9	5	17	6	4
	Leasable floor area (㎡)	2,245.69	3,102.43	2,447.80	1,823.64	3,885.53	1,949.62	1,792.54
	Leased floor area (㎡)	2,245.69	3,102.43	2,447.80	1,823.64	3,885.53	1,949.62	1,607.10
	Occupancy ratio							
	As of April 30, 2008	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	89.7%
	As of October 31, 2007	-	100.0%	100.0%	100.0%	100.0%	-	100.0%
	As of April 30, 2007	-	100.0%	-	100.0%	100.0%	-	100.0%
	As of October 31, 2006	-	65.3%	-	100.0%	97.9%	-	-
	As of April 30, 2006	-	87.3%	-	100.0%	91.9%	-	-
Income and Retained Earnings Information for the 6th Fiscal Period	Operating periods	90days	182days	182days	182days	182days	62days	182days
	①Rental and other operating revenues (¥ Thousands)	37,688	104,779	87,147	94,583	108,737	24,449	65,758
	Rental revenues	32,477	95,319	74,319	83,026	94,435	19,109	57,998
	Other operating revenues	5,211	9,460	12,827	11,556	14,301	5,339	7,759
	②Property-related expenses (¥ Thousands)	6,988	26,775	21,754	20,258	37,230	3,872	13,586
	Property management fees	3,825	9,809	7,498	6,569	13,890	1,599	5,620
	Taxes	-	7,115	-	5,118	11,376	-	-
	Utilities	2,421	6,139	5,345	4,560	8,920	1,556	4,240
	Repairs and maintenance costs	150	1,956	6,270	1,028	2,059	7	958
	Insurance	83	206	169	100	257	39	89
	Trust fees and other expenses	507	1,548	2,470	2,881	725	668	2,677
	③NOI (=①-②) (¥ Thousands)	30,700	78,004	65,392	74,324	71,507	20,576	52,172
	④Depreciation (¥ Thousands)	4,523	36,813	6,788	11,608	16,818	2,900	6,066
	⑤Rental operating income (=③-④) (¥ Thousands)	26,176	41,191	58,604	62,716	54,689	17,676	46,106
	⑥Capital expenditures (¥ Thousands)	240	9,373	1,701	1,088	24,866	2,765	62,428
	⑦NCF (=③-⑥) (¥ Thousands)	30,460	68,631	63,691	73,236	46,641	17,811	△10,256
Reference	Expense ratio (=②/①)	18.5%	25.6%	25.0%	21.4%	34.2%	15.8%	20.7%
	Property tax for the year 2008 (or the year 2007)(¥ Thousands)	11,034	14,584	16,813	10,631	16,806	9,319	5,697
	Among ② of property management fee (Leasing management fee) (¥ Thousands)	1,395	3,730	3,113	3,447	3,678	918	2,406
	Reference: Percentage of rental and other operating revenues	3.70%	3.56%	3.57%	3.64%	3.38%	3.76%	3.66%
	Long-term repairs, maintenance and renovation Estimated amount of 12 yrs after the acquisition (¥ Thousands)	130,030	133,950	169,080	66,770	173,340	98,710	64,400
	Reference: Amount of yearly avg.	10,835	11,162	14,090	5,564	14,445	8,225	5,366

	Type							
	Location							
	Property Name	KDX Gobancho Building	Kanda Kihara Building	KDX Yotsuya Building	KDX Shinjuku-Gyoen Building	KDX Kiba Building	KDX Nishi-Shinjuku Building	KDX Monzen-Nakacho Building
	Acquisition Date	March 31, 2008	August 1, 2005	May 1, 2006	August 1, 2005	June 20, 2006	April 2, 2007	January 19, 2007
Price Information	Acquisition price (¥ Millions)	1,951	1,950	1,950	1,610	1,580	1,500	1,400
	Percentage of total portfolio	0.9%	0.9%	0.9%	0.7%	0.7%	0.7%	0.6%
	Net book value (¥ Millions)	2,036	1,897	1,978	1,622	1,628	1,565	1,458
	Appraisal value at the end of year (¥ Millions)	2,020	2,030	2,440	2,140	1,930	1,540	1,430
	Percentage of total appraisal value	0.9%	0.9%	1.0%	0.9%	0.8%	0.7%	0.6%
Lease Information	Total of end tenants	7	8	3	1	6	9	5
	Leasable floor area (㎡)	1,651.72	1,945.55	2,536.53	2,105.18	2,450.12	1,605.72	2,012.22
	Leased floor area (㎡)	1,651.72	1,945.55	2,536.53	2,105.18	2,156.07	1,605.72	2,012.22
	Occupancy ratio							
	As of April 30, 2008	100.0%	100.0%	100.0%	100.0%	88.0%	100.0%	100.0%
	As of October 31, 2007	-	100.0%	100.0%	100.0%	100.0%	100.0%	84.4%
	As of April 30, 2007	-	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
	As of October 31, 2006	-	100.0%	100.0%	100.0%	69.1%	-	-
	As of April 30, 2006	-	100.0%		100.0%	-		-
Income and Retained Earnings Information for the 6th Fiscal Period	Operating periods	31days	182days	182days	182days	182days	182days	182days
	①Rental and other operating revenues (¥ Thousands)	9,222	72,073	95,734	74,193	69,104	54,007	44,103
	Rental revenues	9,056	66,818	87,226	68,445	58,212	48,758	37,118
	Other operating revenues	165	5,255	8,508	5,748	10,891	5,248	6,985
	②Property-related expenses (¥ Thousands)	1,291	17,944	24,615	16,208	18,950	10,470	10,585
	Property management fees	884	6,889	9,705	5,701	6,094	5,322	4,788
	Taxes	-	4,268	6,162	5,765	4,926	-	-
	Utilities	385	5,126	5,477	3,741	5,058	3,614	4,239
	Repairs and maintenance costs	-	558	1,015	213	1,319	1,399	59
	Insurance	14	107	151	116	132	98	127
	Trust fees and other expenses	6	994	2,103	669	1,419	36	1,369
	③NOI (=①-②) (¥ Thousands)	7,930	54,129	71,119	57,985	50,154	43,536	33,518
	④Depreciation (¥ Thousands)	3,224	15,561	8,738	13,674	19,675	8,657	8,876
	⑤Rental operating income (=③-④) (¥ Thousands)	4,706	38,567	62,380	44,311	30,478	34,878	24,641
	⑥Capital expenditures (¥ Thousands)	-	5,185	8,395	2,344	16,655	-	7,730
	⑦NCF (=③-⑥) (¥ Thousands)	7,930	48,944	62,723	55,641	33,499	43,536	25,787
Reference	Expense ratio (=②/①)	14.0%	24.9%	25.7%	21.8%	27.4%	19.4%	24.0%
	Property tax for the year 2008 (or the year 2007)(¥ Thousands)	8,051	8,509	12,315	11,531	9,707	8,570	6,676
	Among ② of property management fee (Leasing management fee) (¥ Thousands)	350	2,575	3,405	2,697	2,433	1,990	1,505
	Reference: Percentage of rental and other operating revenues	3.80%	3.57%	3.56%	3.64%	3.52%	3.69%	3.41%
	Long-term repairs, maintenance and renovation Estimated amount of 12 yrs after the acquisition (¥ Thousands)	55,230	58,870	106,330	110,680	85,850	69,950	61,470
	Reference: Amount of yearly avg.	4,602	4,905	8,860	9,223	7,154	5,829	5,122

【Reference】 Earnings Performance for the Individual Properties for the 6th Fiscal Period (November 1, 2007 to April 30, 2008) : 182days ※As of April 30, 2008

Type							
Location						Other Regional Areas	
Property Name	KDX Kanda Misaki-cho Building	KDX Hon-Atsugi Building	KDX Hachioji Building	KDX Negishi Building	KDX Koishikawa Building	Portus Center Building	Karasuma Building
Acquisition Date	February 1, 2008	March 1, 2007	March 1, 2007	July 14, 2006	August 1, 2005	September 21, 2005	June 1, 2007
Price Information: Acquisition price (¥ Millions)	1,380	1,305	1,155	1,065	704	5,570	5,400
Percentage of total portfolio	0.6%	0.6%	0.5%	0.5%	0.3%	2.6%	2.5%
Net book value (¥ Millions)	1,397	1,321	1,351	1,139	686	5,251	5,438
Appraised value at the end of year (¥ Millions)	1,390	1,320	1,120	1,080	921	5,700	5,660
Percentage of total appraisal value	0.6%	0.6%	0.5%	0.5%	0.4%	2.4%	2.4%
Lease Information: Total of end tenants	7	10	6	4	4	30	29
Leasable floor area (m²)	1,339.46	2,747.27	2,179.88	1,236.39	1,594.18	11,569.19	7,778.43
Leased floor area (m²)	1,164.27	2,747.27	1,866.07	1,236.39	1,594.18	11,569.19	7,671.58
Occupancy ratio As of April 30, 2008	86.9%	100.0%	85.6%	100.0%	100.0%	100.0%	98.6%
As of October 31, 2007	-	100.0%	85.6%	87.7%	100.0%	94.6%	100.0%
As of April 30, 2007	-	100.0%	96.4%	100.0%	100.0%	97.1%	-
As of October 31, 2006	-	-	-	100.0%	100.0%	100.0%	-
As of April 30, 2006	-	-	-	-	100.0%	100.0%	-
Income and Retained Earnings Information for the 6th Fiscal Period: Operating periods	90days	182days	182days	182days	182days	182days	182days
①Rental and other operating revenues (¥ Thousands)	18,423	62,392	50,104	40,112	37,275	312,767	229,981
Rental revenues	17,045	54,720	39,313	34,965	33,172	264,625	185,662
Other operating revenues	1,378	7,671	10,790	5,147	4,102	48,141	44,319
②Property-related expenses (¥ Thousands)	3,231	16,005	16,075	13,755	12,698	132,035	57,041
Property management fees	1,989	7,061	10,484	4,085	3,804	76,700	26,134
Taxes	-	-	-	3,160	3,331	26,068	9,722
Utilities	1,172	4,819	3,635	3,638	4,168	18,769	15,761
Repairs and maintenance costs	-	2,236	678	1,214	67	3,863	2,013
Insurance	38	178	125	76	90	2,537	509
Trust fees and other expenses	30	1,710	1,148	1,580	1,237	4,095	2,900
③NOI (=①-②) (¥ Thousands)	15,192	46,386	34,028	26,357	24,576	180,731	172,940
④Depreciation (¥ Thousands)	2,096	23,375	8,054	5,740	9,803	104,424	24,627
⑤Rental operating income (=③-④) (¥ Thousands)	13,096	23,011	25,974	20,617	14,773	76,307	148,312
⑥Capital expenditures (¥ Thousands)	-	3,966	100,257	12,586	753	-	26,533
⑦NCF (=③-⑥) (¥ Thousands)	15,192	42,419	△66,228	13,770	23,823	180,731	146,406
Reference: Expense ratio (=②/①)	17.5%	25.7%	32.1%	34.3%	34.1%	42.2%	24.8%
Property tax for the year 2008 (or the year 2007) (¥ Thousands)	5,113	7,736	7,956	6,320	6,610	52,195	38,842
Amount ⑧ of property management fee (Leasing management fee) (¥ Thousands)	686	2,219	1,717	1,356	1,262	10,071	8,222
Reference: Percentage of rental and other operating revenues	3.72%	3.56%	3.43%	3.38%	3.39%	3.22%	3.58%
Long-term repairs, maintenance and renovation Estimated amount of 12 yrs after the acquisition (¥ Thousands)	46,140	141,590	109,860	50,870	43,550	343,420	229,180
Reference: Amount of yearly avg.	3,845	11,799	9,155	4,239	3,629	28,618	19,098

Property Name	KDX Hakata Minami Building	Sakae 4-chome Office Building (Tentative Name)	KDX Hakata Building	KDX Kitahama Building	KDX Sendai Building	KDX Minami Semba Dai-1 Building	KDX Minami Semba Dai-2 Building
Acquisition Date	February 1, 2008	April 25, 2008	June 1, 2007	February 1, 2008	June 1, 2007	May 1, 2006	May 1, 2006
Price Information: Acquisition price (¥ Millions)	4,900	4,000	2,350	2,220	2,100	1,610	1,560
Percentage of total portfolio	2.3%	1.8%	1.1%	1.0%	0.9%	0.7%	0.7%
Net book value (¥ Millions)	4,944	4,161	2,437	2,235	2,184	1,582	1,507
Appraised value at the end of year (¥ Millions)	4,920	4,180	2,510	2,220	2,130	1,650	1,640
Percentage of total appraisal value	2.1%	1.8%	1.1%	0.9%	0.9%	0.7%	0.7%
Lease Information: Total of end tenants	43	-	33	9	26	9	23
Leasable floor area (m²)	10,187.70	-	4,934.23	3,993.00	3,955.02	3,108.17	2,699.27
Leased floor area (m²)	9,723.97	-	4,934.23	3,516.40	3,704.99	2,710.92	2,539.17
Occupancy ratio As of April 30, 2008	95.4%	-	100.0%	88.1%	93.7%	87.2%	94.1%
As of October 31, 2007	-	-	100.0%	-	97.1%	100.0%	93.6%
As of April 30, 2007	-	-	-	-	-	100.0%	93.6%
As of October 31, 2006	-	-	-	-	-	100.0%	90.0%
As of April 30, 2006	-	-	-	-	-	-	-
Income and Retained Earnings Information for the 6th Fiscal Period: Operating periods	90days	6days	182days	90days	182days	182days	182days
①Rental and other operating revenues (¥ Thousands)	109,403	1,666	112,981	41,897	99,674	63,134	60,083
Rental revenues	94,701	1,666	102,510	33,987	85,734	51,517	44,002
Other operating revenues	14,701	-	10,470	7,909	13,940	11,616	16,081
②Property-related expenses (¥ Thousands)	27,083	-	28,173	12,135	27,340	27,849	24,883
Property management fees	12,625	-	14,293	3,982	13,093	7,146	6,089
Taxes	-	-	3,295	-	3,588	10,420	8,584
Utilities	10,959	-	7,766	2,577	7,971	6,523	6,335
Repairs and maintenance costs	2,853	-	915	75	1,100	2,463	1,717
Insurance	286	-	283	108	252	196	174
Trust fees and other expenses	358	-	1,618	5,390	1,333	1,100	1,982
③NOI (=①-②) (¥ Thousands)	82,320	1,666	84,807	29,762	72,334	35,284	35,199
④Depreciation (¥ Thousands)	15,673	-	11,453	9,165	14,368	24,062	29,396
⑤Rental operating income (=③-④) (¥ Thousands)	66,646	1,666	73,354	20,597	57,966	11,222	5,803
⑥Capital expenditures (¥ Thousands)	3,800	-	69,974	348	77,947	13,620	-
⑦NCF (=③-⑥) (¥ Thousands)	78,519	1,666	14,833	29,414	△5,612	21,664	35,199
Reference: Expense ratio (=②/①)	24.8%	-	24.9%	29.0%	27.4%	44.1%	41.4%
Property tax for the year 2008 (or the year 2007) (¥ Thousands)	18,921	8,979	13,200	10,401	14,300	13,609	11,323
Amount ⑧ of property management fee (Leasing management fee) (¥ Thousands)	3,912	-	4,036	1,462	3,510	2,008	1,944
Reference: Percentage of rental and other operating revenues	3.58%	-	3.57%	3.49%	3.52%	3.18%	3.24%
Long-term repairs, maintenance and renovation Estimated amount of 12 yrs after the acquisition (¥ Thousands)	140,450	-	158,710	167,760	192,400	139,600	104,160
Reference: Amount of yearly avg.	11,704	-	13,225	13,980	16,033	11,633	8,680

File No. 082-35028

【Reference】

Earnings Performance for the Individual Properties for the 6th Fiscal Period (November 1, 2007 to April 30, 2008) : 182days ※As of April 30, 2008

					Residential Properties								Central Urban Retail Properties			
Type					Residential Properties								Central Urban Retail Properties			Total of 68 properties
Location					Tokyo Metropolitan Area						Other Regional Areas	Tokyo Metropolitan Area		Other Regional Areas	
Property Name			Hakata Ekimae Dai-2 Building	KDX Niigata Building	Residence Charmante Tsukishima	Court Mejiro	Apartments Motoazabu	Apartments Wakamatsu-Kawada	Gradito Kawaguchi	Court Shin-Okachimachi	Venus Hibarigaoka	Frame Jinnan-zaka	KDX Yoyogi Building	ZARA Tenjin Nishi-dori	
Acquisition Date			August 1, 2005	March 1, 2007	May 1, 2006	August 1, 2005	August 1, 2005	August 1, 2005	June 30, 2006	May 1, 2006	December 8, 2005	August 1, 2005	September 30, 2005	May 1, 2006	
Price Information	Acquisition price (¥ Millions)		1,430	1,305	5,353	1,250	1,210	1,180	1,038	878	1,800	9,900	2,479	3,680	212,848
	Percentage of total portfolio		0.6%	0.6%	2.5%	0.5%	0.5%	0.5%	0.4%	0.4%	0.8%	4.6%	1.1%	1.7%	100.0%
	Net book value (¥ Millions)		1,445	1,454	5,337	1,247	1,219	1,174	1,074	883	1,921	10,185	2,561	3,668	216,769
	Appraisal value at the end of year (¥ Millions)		1,720	1,120	5,400	1,190	1,300	1,230	1,070	888	1,700	12,000	2,470	3,810	236,819
	Percentage of total appraisal value		0.7%	0.5%	2.3%	0.5%	0.5%	0.5%	0.5%	0.4%	0.7%	5.1%	1.0%	1.6%	100.0%
Lease Information	Total of end tenants		39	22	1	19	19	30	2	39	99	14	10	1	890
	Leasable floor area (㎡)		3,685.87	4,085.26	7,711.14	2,046.79	1,350.74	1,607.43	1,619.34	1,377.87	12,829.64	4,655.71	1,175.38	1,497.47	248,625.52
	Leased floor area (㎡)		3,661.77	2,491.12	7,711.14	1,947.50	1,222.37	1,479.49	1,619.34	1,314.18	11,935.81	4,558.23	1,175.38	1,497.47	238,364.00
	Occupancy ratio	As of April 30, 2008	99.3%	61.0%	100.0%	95.1%	90.5%	92.0%	100.0%	95.4%	93.0%	97.9%	100.0%	100.0%	95.9%
		As of October 31, 2007	94.4%	71.2%	100.0%	100.0%	97.4%	94.6%	100.0%	90.7%	94.4%	100.0%	100.0%	100.0%	96.9%
		As of April 30, 2007	95.8%	83.9%	100.0%	95.0%	91.7%	97.8%	100.0%	91.6%	98.7%	91.7%	100.0%	100.0%	95.9%
		As of October 31, 2006	99.2%	-	100.0%	100.0%	94.6%	96.3%	100.0%	100.0%	84.6%	100.0%	100.0%	100.0%	95.3%
		As of April 30, 2006	96.7%	-	-	85.1%	97.1%	97.8%	-	-	82.7%	100.0%	87.1%	-	94.9%
Income and Retained Earnings Information for the 6th Fiscal Period	Operating periods		182days	182days	182days	182days	182days	182days	182days	182days	182days	182days	182days	182days	159days
	①Rental and other operating revenues (¥ Thousands)		83,311	73,609	169,648	43,759	38,347	38,937	32,881	31,269	94,118	293,770	76,414	108,000	7,104,202
	Rental revenues		73,792	52,487	146,882	40,374	36,957	34,030	32,760	26,335	83,083	271,572	63,142	108,000	6,300,777
	Other operating revenues		9,518	21,122	22,765	3,385	1,390	4,907	121	4,933	11,035	22,197	13,271	-	803,425
	②Property-related expenses (¥ Thousands)		26,379	45,036	25,256	10,672	5,937	6,211	5,670	5,815	40,865	56,616	64,438	13,741	1,869,502
	Property management fees		10,949	13,369	17,512	3,088	2,934	2,927	2,440	2,183	9,314	19,699	5,181	4,127	710,414
	Taxes		7,584	4,218	2,680	3,098	710	463	1,707	410	8,632	15,265	4,143	8,160	355,371
	Utilities		5,544	6,417	1,140	704	554	375	420	371	2,206	18,358	4,324	-	437,717
	Repairs and maintenance costs		184	18,317	2,015	2,098	618	268	49	485	10,835	905	5	-	125,714
	Insurance		213	312	494	121	75	80	76	64	522	292	89	103	15,591
	Trust fees and other expenses		1,902	2,401	1,413	1,561	1,044	2,096	975	2,300	9,353	2,096	50,693	1,350	224,693
	③NOI (=①-②) (¥ Thousands)		56,931	28,573	144,391	33,086	32,409	32,726	27,211	25,454	53,253	237,153	11,975	94,258	5,234,699
	④Depreciation (¥ Thousands)		21,150	10,228	45,522	11,220	6,651	11,537	10,026	9,431	22,973	56,703	16,961	9,855	1,258,467
	⑤Rental operating income (=③-④) (¥ Thousands)		35,781	18,344	98,869	21,865	25,757	21,189	17,184	16,022	30,279	180,449	△4,985	84,402	3,976,232
	⑥Capital expenditures (¥ Thousands)		3,098	27,146	-	-	-	-	-	-	802	684	1,785	-	1,145,365
	⑦NCF (=③-⑥) (¥ Thousands)		53,833	1,426	144,391	33,086	32,409	32,726	27,211	25,454	52,450	236,469	10,190	94,258	4,089,334
Reference	Expense ratio (=②/①)		31.7%	61.2%	14.9%	24.4%	15.5%	16.0%	17.2%	18.6%	43.4%	19.3%	84.3%	12.7%	26.3%
	Property tax for the year 2008 (or the year 2007) ¥ Thousands		9,858	16,813	7,765	6,201	1,503	1,060	949	756	17,659	31,599	7,598	10,841	1,102,978
	Among ② of property management fee (Leasing management fees) ¥ Thousands		2,862	2,085	5,479	1,568	1,444	1,462	1,226	1,157	3,007	10,835	1,803	4,127	250,828
	Reference: Percentage of rental and other operating revenues		3.44%	2.83%	3.23%	3.58%	3.77%	3.76%	3.73%	3.70%	3.20%	3.69%	2.36%	3.82%	3.53%
	Long-term repairs, maintenance and renovation Estimated amount of 12 yrs after the acquisition ¥ Thousands		100,450	249,590	126,753	44,180	23,570	27,500	24,690	22,120	247,200	53,890	43,450	16,330	9,151,429
	Reference: Amount of yearly avg.		8,370	20,799	10,562	3,681	1,964	2,291	2,057	1,843	20,600	4,490	3,620	1,360	762,619

[Reference]

Earnings Performance for the Individual Properties for the 6th Fiscal Period (November 1, 2007 to April 30, 2008) : 182days ※As of April 30, 2008

Type		Residential Properties (Sold)
Location		Tokyo Metropolitan Area
Property Name		
Acquisition Date		
Price Information	Acquisition price (¥ Millions)	
	Percentage of total portfolio	
	Net book value (¥ Millions)	
	Appraisal value at the end of year (¥ Millions)	
	Percentage of total appraisal value	
Lease Information	Total of end tenants	
	Leasable floor area (㎡)	
	Leased floor area (㎡)	
	Occupancy ratio	
	As of April 30, 2008	
	As of October 31, 2007	
	As of April 30, 2007	
	As of October 31, 2006	
	As of April 30, 2006	
Income and Retained Earnings Information for the 6th Fiscal Pe[riod]	Operating periods	
	①Rental and other operating revenues (¥ Thousands)	
	Rental revenues	
	Other operating revenues	
	②Property-related expenses (¥ Thousands)	
	Property management fees	
	Taxes	
	Utilities	
	Repairs and maintenance costs	
	Insurance	
	Trust fees and other expenses	
	③NOI (=①-②) (¥ Thousands)	
	④Depreciation (¥ Thousands)	
	⑤Rental operating income (=③-④) (¥ Thousands)	
	⑥Capital expenditures (¥ Thousands)	
	⑦NCF (=③-⑥) (¥ Thousands)	
Reference	Expense ratio (=②/①)	
	Property tax for the year 2008 (or the year 2007) (¥ Thousands)	
	[illegible] (¥ Thousands)	
	Reference: Percentage of rental and other operating revenues	
	Long-term repairs, maintenance and renovation	
	Estimated amount of 12 yrs after the acquisition (¥ Thousands)	
	Reference: Amount of yearly avg.	

Note: The Investment Corporation has sold all the abovementioned properties on February 1, 2008.

【Reference】

Earnings Performance for the Individual Properties for the 6th Fiscal Period (November 1, 2007 to April 30, 2008) : 182days ※As of April 30, 2008

Category	Item	Other Regional Areas	Total of 23 sold properties	Total of 91 properties including sold properties
Type				
Location		Other Regional Areas		
Property Name				
Acquisition Date				
Price Information	Acquisition price (¥ Millions)		30,343	-
	Percentage of total portfolio		100.0%	-
	Net book value (¥ Millions)		31,490	-
	Appraisal value at the end of year (¥ Millions)		30,755	-
	Percentage of total appraisal value		512	-
Lease Information	Total of end tenants		-	-
	Leasable floor area (㎡)		-	-
	Leased floor area (㎡)		-	-
	Occupancy ratio			
	As of April 30, 2008		-	-
	As of October 31, 2007		-	-
	As of April 30, 2007		-	-
	As of October 31, 2006		-	-
	As of April 30, 2006		-	-
Income and Retained Earnings Information for the 6th Fiscal Period	Operating periods		93days	151days
	①Rental and other operating revenues (¥ Thousands)		526,262	7,630,464
	Rental revenues		469,932	6,770,710
	Other operating revenues		56,329	859,754
	②Property-related expenses (¥ Thousands)		148,005	2,017,508
	Property management fees		39,918	750,333
	Taxes		39,905	395,277
	Utilities		12,519	450,236
	Repairs and maintenance costs		23,516	149,230
	Insurance		1,214	16,806
	Trust fees and other expenses		30,930	255,624
	③NOI (=①-②) (¥ Thousands)		378,256	5,612,956
	④Depreciation (¥ Thousands)		171,658	1,430,125
	⑤Rental operating income (=③-④) (¥ Thousands)		206,598	4,182,830
	⑥Capital expenditures (¥ Thousands)		7,495	1,152,861
	⑦NCF (=③-⑥) (¥ Thousands)		370,760	4,460,094
	Expense ratio (=②/①)		28.1%	26.4%
Reference	Property tax for the year 2008 (or the year 2007) (¥ Thousands)		-	-
	Amount of property management fees (¥ Thousands)		18,554	266,129
	Reference: Percentage of rental and other operating revenues		3.53%	3.49%
	Long-term repairs, maintenance and renovation			
	Estimated amount of 12 yrs after the acquisition (¥ Thousands)		-	-
	Reference: Amount of yearly avg.		-	-

Note: The Investment Corporation has sold all the abovementioned properties on February 1, 2008.

(Reference)Borrowings

Borrowings on a financial institution basis as of April 30, 2008 are as follows.

Classification	Lender	Drawdown Date	Balance at the End of Previous Period (Millions of Yen)	Balance at the End of current Period (Millions of Yen)	Interest Rate (Note 1)	Repayment Date	Payment Method	Usage	Remarks
Short-Term Borrowings	Sumitomo Mitsui Banking Corporation	March 1, 2007	750	-	1.154	February 29, 2008	Full on maturity	(Note 2)	Unsecured/ Unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		500	-					
	Aozora Bank, Ltd.	July 31, 2007	2,000	2,000	1.131	July 31, 2008			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		1,000	-	1.100				
	The Chuo Mitsui Trust and Banking Co., Ltd.	September 20, 2007	1,250	1,250	1.131	September 20, 2008			
	Mitsubishi UFJ Trust and Banking Corporation	October 31, 2007	1,000	1,000	1.101	October 31, 2008			
	The Chuo Mitsui Trust and Banking Co., Ltd.	January 10, 2008	-	1,000	1.149	January 10, 2009			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	February 29, 2008	-	500	1.202	February 28, 2009			
	Sub Total		6,500	5,750					
Current Potion of Long-Term Borrowings	Mitsubishi UFJ Trust and Banking Corporation	August 1, 2005	2,700	2,700	0.869	July 31, 2008	Full on maturity	(Note 2)	Unsecured/ Unguaranteed
	The Norinchukin Bank		2,500	2,500					
	The Chiba Bank, Ltd.		1,200	1,200					
	The Chuo Mitsui Trust and Banking Co., Ltd.		1,000	1,000					
	Sumitomo Mitsui Banking Corporation		1,000	1,000					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		800	800					
	Resona Bank, Ltd.		300	300					
	The Norinchukin Bank	November 1, 2005	3,000	3,000	1.090	October 31, 2008			
	Resona Bank, Ltd.		500	500					
	Aozora Bank, Ltd. (Note 3)	December 8, 2005	1,500	1,500	1.098	December 7, 2008			
	Resona Bank, Ltd. (Note 3)		500	500					
	The Chiba Bank, Ltd. (Note 3)	March 1, 2006	800	800	1.449	February 28, 2009			
	Aozora Bank, Ltd. (Note 3)		500	500					
	Mitsui Sumitomo Insurance Co., Ltd. (Note 3)		700	700					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Note 3)	March 16, 2006	2,500	2,500	1.476	March 16, 2009			
	Aozora Bank, Ltd. (Note 3)	May 1, 2006	2,000	2,000	1.629	April 30, 2009			
	The Chuo Mitsui Trust and Banking Co., Ltd. (Note 3)		1,500	1,500					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Note 3)		1,000	1,000					
	Mitsubishi UFJ Trust and Banking Corporation (Note 3)		1,000	1,000					
	Resona Bank, Ltd. (Note 3)		1,000	1,000					
	Sub Total		26,000	26,000					

Classification	Lender	Drawdown Date	Balance at the End of Previous Period (Millions of Yen)	Balance at the End of current Period (Millions of Yen)	Interest Rate (Note 1)	Repayment Date	Payment Method	Usage	Remarks
Long-Term Borrowings	The Chuo Mitsui Trust and Banking Co., Ltd.	August 1, 2005	3,750	3,750	1.288	July 31, 2010	Full on maturity	(Note 2)	Unsecured/ Unguaranteed
	Sumitomo Mitsui Banking Corporation		3,750	3,750					
	Mitsubishi UFJ Trust and Banking Corporation		1,500	1,500					
	Resona Bank, Ltd.		500	500					
	Aozora Bank, Ltd.		1,500	1,500	2.199	April 30, 2011			
	Mitsui Sumitomo Insurance Co., Ltd.		1,000	1,000					
	Development Bank of Japan		5,000	5,000	2.731	April 30, 2016			
	Mitsubishi UFJ Trust and Banking Corporation	July 14, 2006	1,000	1,000	2.149	July 13, 2011			
	Development Bank of Japan	September 1, 2006	3,000	3,000	2.124	August 31, 2013			
	The Norinchukin Bank	December 1, 2006	2,500	2,500	1.964	November 30, 2011			
	Sumitomo Mitsui Banking Corporation	April 2, 2007	2,000	2,000	1.574	April 2, 2010			
	The Chuo Mitsui Trust and Banking Co., Ltd.		2,000	2,000	1.875	April 2, 2012			
	The Norinchukin Bank	April 17, 2007	1,500	1,500	1.846	April 16, 2011			
	Sumitomo Mitsui Banking Corporation	October 31, 2007	2,000	2,000	1.339	October 31, 2009			
	Sumitomo Mitsui Banking Corporation	January 10, 2008	-	2,500	1.503	January 10, 2009			
	Aozora Bank, Ltd.	February 29, 2008	-	2,000	1.366	February 28, 2011			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		-	1,500	1.429	August 31, 2011			
	Sumitomo Mitsui Banking Corporation	March 31, 2008	-	3,000	1.609	September 30, 2011			
	The Chuo Mitsui Trust and Banking Co., Ltd.		-	2,000	1.559				
	Sumitomo Mitsui Banking Corporation	April 25, 2008	-	1,000	1.563	October 25, 2009			
	Aozora Bank, Ltd.		-	1,500	1.463				
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		-	1,500					
	Sub Total		31,000	46,000					
Total			63,500	77,750					

Notes:

1. The average interest rate is the weighted-average interest rate for the fiscal period. The Investment Corporation entered into interest-rate swap transactions with the aim of minimizing the risk of future increase in interest rates. The effect of interest-rate swap transactions has been incorporated into calculations for the weighted-average interest rate.
2. *Funds procured through borrowings* were used to acquire real estate or trust beneficiary interests in real estate and to repay borrowings.
3. Borrowings listed in the current potion of long-term borrowings were listed in long-term borrowings in the previous fiscal period.



Translation Purpose Only

To All Concerned Parties

July 29, 2008

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Classification (Note 1)	Lender	Balance (Billions of Yen)	Interest Rate (Note2)	Drawdown Date	Repayment Date
Series 19 (Short-Term)	The Chuo Mitsui Trust and Banking Company, Ltd.	1.25	1.00461% (Note 3)	September 20, 2007	September 20, 2008
Series 20-A (Short-Term)	Mitsubishi UFJ Trust and Banking Corporation	1.0	1.10500% (Note 4)	October 31, 2007	October 31, 2008
Series 21-A (Short-Term)	The Chuo Mitsui Trust and Banking Company, Ltd.	1.0	1.15500% (Note 5)	January 10, 2008	January 10, 2009

Notes:

1. Short-term borrowing refers to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date.
2. Interest payment period: July 31, 2008 to October 31, 2008
3. Three-month yen TIBOR + 0.28%
4. Three-month yen TIBOR + 0.25%
5. Three-month yen TIBOR + 0.30%
6. All of the abovementioned borrowings are unsecured without any outstanding guarantees.

This notice is the English translation of the Japanese announcement on our Web site released on July 29, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

To All Concerned Parties

July 29, 2008

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing and Interest-Rate Swap Agreement

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced its decision to undertake debt financing. At the same time, the Investment Corporation decided to execute interest-rate swap agreements. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute a debt financing agreement to apply the funds toward the repayment of Term Loan B with a repayment date of July 31, 2008. (Note)

Note: For details, please refer to the press release "Notice Concerning Debt Financing," dated July 27, 2005 and "Notice Concerning Debt Financing (Interest Rate Determination and Interest-Rate Swap Agreement)," dated July 28, 2005 for Term Loan B.

2. Details of Debt Financing

(1) Amount and Lender

①Term Loan 28-A (Long-Term Debt)
Amount: ¥2,500 million
Lender: Sumitomo Mitsui Banking Corporation, Mitsubishi UFJ Trust and Banking Corporation

②Term Loan 28-B (Long-Term Debt)
Amount: ¥3,500 million
Lender: Sumitomo Mitsui Banking Corporation, Mitsubishi UFJ Trust and Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd.

③Term Loan 28-C (Long-Term Debt)
Amount: ¥3,500 million
Lender: Sumitomo Mitsui Banking Corporation, The Chuo Mitsui Trust and Banking Co., Limited, The Resona Bank, Ltd.



(2)Details of Debt Financing

	Term Loan 28-A	Term Loan 28-B	Term Loan 28-C
Interest Rate (Note)	1.50500% floating rate of interest	1.55500% floating rate of interest	1.60500% floating rate of interest
Drawdown Date	July 31, 2008	July 31, 2008	July 31, 2008
Repayment Date	January 31, 2010	January 31, 2011	July 31, 2011
Debt Financing Method	Syndicated loan with Sumitomo Mitsui Banking Corporation acting as an agent. The Investment Corporation executed a debt financing agreement with the aforementioned lender on July 29, 2008.		
Interest Payment Date	First interest payment on October 31, 2008, and at the end of January, April, July and October every year thereafter.		
Repayment Method	Principal repayment in full on maturity		
Collateral	Unsecured, unguaranteed		

Note: Interest rates cover the period commencing July 31, 2008 through October 31, 2008. Thereafter, interest rates shall be calculated based on the three-month yen TIBOR +0.65% for Term Loan 28-A, three-month yen TIBOR +0.70% for Term Loan 28-B and three-month yen TIBOR +0.75% for Term Loan 28-C. The interest rates after October 31, 2008, shall be disclosed as and when determined.

3. Use of Funds

Debt financing (¥9,500 million) shall be used for repayment of Term Loan B (¥9,500 million).

4. Interest-Rate Swap Agreements

(1) Purpose

The debt financing (Term Loan 28-B and Term Loan 28-C) identified in 2. above shall be undertaken on a floating rate of interest basis. Accordingly, the Investment Corporation has decided to execute interest-rate swap agreements as a hedge against possible increases in future interest rates.

(2) Summary of Interest-Rate Swap Agreements

① Term Loan 28-B

(a)	Counterparty	:	Mitsubishi UFJ Trust and Banking Corporation
(b)	Notional Amount	:	¥3,500 million
(c)	Interest Rate	:	Pay a fixed rate of interest of 1.87000% Receive a floating rate of interest: three-month yen TIBOR+ 0.70%
(d)	Commencement Date	:	July 31, 2008
(e)	Termination Date	:	January 31, 2011
(f)	Payment Date	:	First interest payment on October 31, 2008, and at the end of January, April, July and October every year thereafter.

② Term Loan 28-C

(a)	Counterparty	:	The Chuo Mitsui Trust and Banking Co., Limited
(b)	Notional Amount	:	¥3,500 million
(c)	Interest Rate	:	Pay a fixed rate of interest of 1.99175% Receive a floating rate of interest: three-month yen TIBOR+ 0.75%
(d)	Commencement Date	:	July 31, 2008
(e)	Termination Date	:	July 31, 2011
(f)	Payment Date	:	First interest payment on October 31, 2008, and at the end of January, April, July and October every year thereafter.


KENEDIX
Realty Investment Corporation

5. **Total Debt Financing Balance after Additional Borrowing and Prepayment and Status of Investment Corporation Bonds**

(Billions of yen)

	Balance Prior to Additional Debt Financing	Balance After Additional Debt Financing	Change
Short-Term Borrowings (Note1)	6.75	6.75	+0.0
Long-Term Borrowings (Note2)	80.5	80.5	+0.0
Total Borrowings Balance	87.25	87.25	+0.0
Investment Corporation Bonds	12.0	12.0	+0.0
Total of Debt Financing	99.25	99.25	+0.0

Notes:

1. Short-term borrowings refer to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date.
2. Long-term borrowings refer to debt financing with a period of more than one year from the drawdown date to the repayment date.

【Attachment】

Status of Debt Financing Balance based on Commitment Line Agreements

(Billions of yen)

	Balance as of July 31, 2008
Total Borrowings Available under Commitment Line Agreements	5.0
Total Borrowings Balance based on Commitment Line Agreements	3.5



Translation Purpose Only

To All Concerned Parties

July 30, 2008

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Property Sale Settlement (Hakata Ekimae Dai-2 Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that it completed settlement to sell the following property on July 30, 2008.

Details of the Sale

Property No.	Property Name	Type	Area	Sale Price (Millions of Yen) (Note)
A-11	Hakata Ekimae Dai-2 Building	Office Building	Other Regional Areas	1,470

Note: Excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.

The aforementioned property sold shall hereafter be referred to as "the Property."

Please refer to the press release, "Notice Concerning the Sale of Property (Conclusion of Agreement) (Hakata Ekimae Dai-2 Building)," dated June 25, 2008, for the details of the Property.

Attached Materials
Property Portfolio after Sale of the Property

This notice is the English translation of the Japanese announcement on our Web site released on July 30, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Reference Material

Property Portfolio after Sale of the Property

Type of Use	Area	Property Name	Acquisition Price (Millions of yen) (Note 1)	Ratio (Note 1)	Acquisition Date
	Tokyo Metropolitan Area	KDX Harumi Building	10,250	4.5%	June 30, 2008
		Toranomon Toyo Building	9,850	4.3%	June 1, 2007
		Hiei Kudan-Kita Building	7,600	3.3%	February 1, 2008
		KDX Ochanomizu Building	6,400	2.8%	April 2, 2007
		KDX Shiba-Daimon Building	6,090	2.6%	March 1, 2007
		KDX Kojimachi Building	5,950	2.6%	November 1, 2005
		KDX Nihonbashi 313 Building	5,940	2.6%	August 1, 2005
		Toshin 24 Building	5,300	2.3%	May 1, 2006
		KDX Hirakawacho Building	5,180	2.2%	August 1, 2005
		KDX Shin-Yokohama 381 Building	4,700	2.0%	February 1, 2008
		Ebisu East 438 Building	4,640	2.0%	May 1, 2006
		Higashi-Kayabacho Yuraku Building	4,450	1.9%	August 1, 2005
		KDX Toranomon Building	4,400	1.9%	April 17, 2007
		KDX Nishi-Gotanda Building	4,200	1.8%	December 1, 2006
		KDX Kawasaki-Ekimae Hon-cho Building	3,760	1.6%	February 1, 2008
		KDX Hatchobori Building	3,680	1.6%	August 1, 2005
		KDX Omori Building	3,500	1.5%	May 1, 2006
		KDX Hamamatsucho Building	3,460	1.5%	May 1, 2006
		KDX Roppongi 228 Building	3,300	1.4%	January 10, 2008
		KDX Higashi-Shinjuku Building	2,950	1.3%	September 1, 2006
		KDX Kayabacho Building	2,780	1.2%	May 1, 2006
		KDX Jimbocho Building	2,760	1.2%	March 31, 2008
		Nissou Dai-17 Building	2,710	1.1%	February 1, 2008
		KDX Shinbashi Building	2,690	1.1%	May 1, 2006
		KDX Nakano-Sakaue Building	2,533	1.1%	August 1, 2005
		KDX Shin-Yokohama Building	2,520	1.1%	May 1, 2006
		Harajuku F.F. Building	2,450	1.0%	August 1, 2005
		Ikejiri-Oohashi Building	2,400	1.0%	February 1, 2008
		KDX Kajicho Building	2,350	1.0%	July 3, 2006
		KDX Hamacho Nakanohashi Building (Note 2)	2,310	1.0%	February 1, 2008
		KDX Hamacho Building	2,300	1.0%	March 16, 2006
		KDX Shinjuku 286 Building	2,300	1.0%	June 1, 2007
		FIK Minami Aoyama	2,270	1.0%	August 1, 2005
		KDX Funabashi Building	2,252	0.9%	March 1, 2006
		KDX Hamamatsucho Dai-2 Building (Note 2)	2,200	0.9%	September 1, 2008
		Shin-toshin Maruzen Building	2,110	0.9%	February 29, 2008



	KDX Okachimachi Building	2,000	0.8%	March 1, 2007
	KDX Gobancho Building	1,951	0.8%	March 31, 2008
	Kanda Kihara Building	1,950	0.8%	August 1, 2005
	KDX Yotsuya Building	1,950	0.8%	May 1, 2006
	KDX Iwamoto-cho Building	1,864	0.8%	May 1, 2008
	KDX Shinjuku-Gyoen Building	1,610	0.7%	August 1, 2005
	KDX Kiba Building	1,580	0.6%	June 20, 2006
	KDX Nishi-Shinjuku Building	1,500	0.6%	April 2, 2007
	KDX Monzen-Nakacho Building	1,400	0.6%	January 19, 2007
	KDX Kanda Misaki-cho Building	1,380	0.6%	February 1, 2008
	KDX Hon-Atsugi Building	1,305	0.5%	March 1, 2007
	KDX Hachioji Building	1,155	0.5%	March 1, 2007
	KDX Nogizaka Building	1,065	0.4%	July 14, 2006
	KDX Koishikawa Building	704	0.3%	August 1, 2005
Other Regional Areas	Sakae 4-chome Office Building (Tentative Name)(Note 3)	8,325 (Note 4)	3.6%	Land: April 25, 2008 Building: July 1, 2009 (planned)
	Portus Center Building	5,570	2.4%	September 21, 2005
	Karasuma Building	5,400	2.3%	June 1, 2007
	KDX Hakata-Minami Building	4,900	2.1%	February 1, 2008
	KDX Hakata Building	2,350	1.0%	June 1, 2007
	KDX Kitahama Building	2,220	0.9%	February 1, 2008
	KDX Sendai Building	2,100	0.9%	June 1, 2007
	KDX Minami Semba Dai-1 Building	1,610	0.7%	May 1, 2006
	KDX Minami Semba Dai-2 Building	1,560	0.6%	May 1, 2006
	Hakata Ekimae-Dai2 Building	-	-	August 1, 2005
	KDX Niigata Building	1,305	0.5%	March 1, 2007
Tokyo Metropolitan Area	Frame Jinnan-zaka	9,900	4.3%	August 1, 2005
	KDX Yoyogi Building	2,479	1.0%	September 30, 2005
Tokyo Metropolitan Area	Residence Charmante Tsukishima	5,353	2.3%	May 1, 2006
	Court Mejiro	1,250	0.5%	August 1, 2005
	Apartments Motoazabu	1,210	0.5%	August 1, 2005
	Apartments Wakamatsu-Kawada	1,180	0.5%	August 1, 2005
	Gradito Kawaguchi	1,038	0.4%	June 30, 2006
	Court Shin-Okachimachi	878	0.3%	May 1, 2006
Other Regional Areas	Venus Hibarigaoka	1,800	0.7%	December 8, 2005
Total of 69 Properties		226,378	100.0%	Portfolio PML 5.30% (Note 5)



Notes:

1. Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.
2. The current names of the respective buildings are as follows. Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the buildings.
   "KDX Hamacho Nakanohashi Building" is the "Hamacho Nakanohashi Building"
   "KDX Hamamatsucho Dai-2 Building" is the "Hamamatsucho Daiwa Building"
3. The property name has not yet been decided as of today, as the building is still under construction. The property name will be decided by the date the Investment Corporation acquires the building
4. Acquisition Price of ¥8,325 million is the total of the Land acquired on April 25, 2008 (¥4,000 million) and the Building planned to be acquired on July 1, 2009 (¥4,325 million).
5. Sakae 4-chome Office Building (Tentative Name) is not included in the Portfolio PML.



Translation Purpose Only

July 31, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Concluding Interest-Rate Swap Agreement

Kenedix Realty Investment Corporation ("the Investment Corporation") today decided to execute an interest-rate swap agreement concerning the debt financing (Term Loan 28-A) announced on July 29, 2008, "Notice Concerning the Debt Financing and Interest-Rate Swap Agreement". Details of the aforementioned are provided as follows.

1. Interest-Rate Swap Agreement

(1) Purpose

The debt financing (Term Loan 28-A) is undertaken on a floating rate of interest basis. Accordingly, the Investment Corporation has decided to execute an interest-rate swap agreement as a hedge against possible increases in future interest rates.

(2) Summary of Interest-Rate Swap Agreement

Term Loan 28-A

① Counterparty : The Bank of Tokyo-Mitsubishi UFJ, Ltd.
② Notional Amount : ¥2,500 million
③ Interest Rate : Pay a fixed rate of interest of 1.68112%
Receive a floating rate of interest: three-month yen TIBOR+0.65%
④ Commencement Date : August 4, 2008
⑤ Termination Date : January 31, 2010
⑥ Payment Date : First payment on, October 31, 2008, and at the end of January, April, July and October every year thereafter.

Note: A floating rate of interest received (1.50500%) covers the period commencing July 31, 2008 through October 31, 2008.

This notice is the English translation of the Japanese announcement on our Web site released on July 31, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

August 4, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

(Revised) Notice Concerning Concluding Interest-Rate Swap Agreement

Kenedix Realty Investment Corporation revised a part of the press release "Notice Concerning Concluding Interest-Rate Swap Agreement" dated July 31, 2008. Details are provided as follows.

Revision: 1. Interest-Rate Swap Agreement (2) Summary of Interest-Rate Swap Agreement
The change is indicated by the underlined portion.

【After Revision】
Note: A floating rate of interest received (1.49839%) covers the period commencing July 31, 2008 through October 31, 2008.

【Before Revision】
Note: A floating rate of interest received (1.50500%) covers the period commencing July 31, 2008 through October 31, 2008.

This notice is the English translation of the Japanese announcement on our Web site released on August 4, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

August 5, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

(Revised) Notice Concerning Concluding Interest-Rate Swap Agreement

Kenedix Realty Investment Corporation revised a part of the press releases "Notice Concerning Concluding Interest-Rate Swap Agreement" dated July 31, 2008 and "(Revised) Notice Concerning Concluding Interest-Rate Swap Agreement" dated August 4, 2008. Details are provided as follows.

Revision: 1. Interest-Rate Swap Agreement (Term Loan 28-A)
(2) Summary of Interest-Rate Swap Agreement ③ Interest Rate and Notes The change is indicated by the underlined portion.

【After Revision】
③ Interest Rate : Pay a fixed rate of interest of 1.68112%
Receive a floating rate of interest: three-month yen TIBOR+0.65% (Note)

Note: A floating rate of interest received (1.49839%) covers the period commencing August 4, 2008 through October 31, 2008.

【Before Revision】
③ Interest Rate : Pay a fixed rate of interest of 1.68112%
Receive a floating rate of interest: three-month yen TIBOR+0.65%

Note: A floating rate of interest received (1.50500%) covers the period commencing July 31, 2008 through October 31, 2008.



Translation Purpose Only

August 21, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation today announced the details of interest rate and applicable period for debt financing outlined in the following table.

Classification (Note 1)	Lender	Balance (Billions of Yen)	Interest Rate (Note2)	Drawdown Date	Repayment Date
Series 25-L (Short-Term)	Citibank Japan, Ltd.	1.0	1.20333% (Note 3)	May 1, 2008	November 1, 2008

Notes:
1. Short-term borrowing refers to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date.
2. Interest payment period: August 1, 2008 to November 1, 2008
3. Three-month yen TIBOR + 0.35%
4. The abovementioned borrowing is unsecured without any outstanding guarantees.

This notice is the English translation of the Japanese announcement on our Web site released on August 21, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

To All Concerned Parties

August 27, 2008

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation today announced the details of interest rate and applicable period for debt financing outlined in the following table.

Classification (Note 1)	Lender	Balance (Billions of Yen)	Interest Rate (Note2)	Drawdown Date	Repayment Date
Series 22-L (Short-Term)	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	0.5	1.20167% (Note 3)	February 29, 2008	February 28, 2009

Notes:

1. Short-term borrowing refers to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date.
2. Interest payment period: August 29, 2008 to November 28, 2008
3. Three-month yen TIBOR + 0.35%
4. The abovementioned borrowing is unsecured without any outstanding guarantees.

This notice is the English translation of the Japanese announcement on our Web site released on August 27, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

To All Concerned Parties

August 28, 2008

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced its decision to undertake debt financing. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute debt financing agreement to support the acquisition of real estate (KDX Hamamatsucho Dai-2 Building), and payment of associated costs. (Note)

Note: For details, please refer to the press release "Notice Concerning the Acquisition of Property (Conclusion of Agreement) (KDX Hamamatsucho Dai-2 Building)," dated June 25, 2008 regarding the acquisition of real estate (KDX Hamamatsucho Dai-2 Building).

2. Details of Debt Financing

Long-term Debt (Series 29)

(1)	Lender	:	The Chuo Mitsui Trust and Banking Co., Limited
(2)	Amount	:	¥1,000 million
(3)	Interest Rate	:	1.77500% fixed rate of interest
(4)	Drawdown Date	:	September 1, 2008
(5)	Debt Financing Method	:	The Investment Corporation executed an individual debt financing agreement with the aforementioned lender on August 28, 2008.
(6)	Interest Payment Date	:	First interest payment on November 30, 2008, and at the end of February, May and August each year thereafter. However, the last payment on September 1, 2011, and no payment at the end of August 2011.
(7)	Repayment Date	:	September 1, 2011
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

3. Use of Funds

Debt financing shall be used to support the acquisition of real estate (KDX Hamamatsucho Dai-2 Building), and payment of associated costs.



4. Total Debt Financing Balance after Additional Borrowings and Status of Investment Corporation Bonds

(Billions of yen)

	Balance Prior to Additional Debt Financing	Balance After Additional Debt Financing	Change
Short-Term Borrowings (Note1)	6.75	6.75	+0.0
Long-Term Borrowings (Note2)	80.5	81.5	+1.0
Total Borrowings Balance	87.25	88.25	+1.0
Investment Corporation Bonds	12.0	12.0	+0.0
Total of Debt Financing	99.25	100.25	+1.0

Notes:

1. Short-term borrowings refer to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date.
2. Long-term borrowings refer to debt financing with a period of more than one year from the drawdown date to the repayment date.

[Attachment]

Status of Debt Financing Balance based on Commitment Line Agreements

(Billions of yen)

	Balance as of September 1, 2008
Total Borrowings Available under Commitment Line Agreements	5.0
Total Borrowings Balance based on Commitment Line Agreements	3.5



Translation Purpose Only

August 28, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

(Revised) Notice Concerning Debt Financing

Kenedix Realty Investment Corporation revised a part of the press release "Notice Concerning Debt Financing" dated April 28, 2008. Details are provided as follows.

Revision: 2. Details of Debt Financing ②Long-term Debt (Series 25-A) (6) Interest Payment Date
The change is indicated by the underlined portion.

【After Revision】
(6)Interest Payment Date : First interest payment on July 31, 2008, and at the end of October, January and April each year thereafter. However, the last payment on November 1, 2011, and no payment at the end of October 2011.

【Before Revision】
(6)Interest Payment Date : First interest payment on July 31, 2008, and at the end of October, January and April each year thereafter.



Translation Purpose Only

August 28, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Change of Property Name

Kenedix Realty Investment Corporation announced to change the name of the property. Details are provided as follows.

1. Property Name and Effective Date

Property No.	New Property Name	Current Property Name	Effective Date
A-51	KDX Hamacho Nakanohashi Building	Hamacho Nakanohashi Building	September 1, 2008

2. Reason for Changing its Name

The decision to change the property's name was based on efforts to more closely identify the building as a property owned and managed by the Kenedix (KDX) Group, and to maintain and enhance competitive advantage by raising awareness within the leasing market.

This notice is the English translation of the Japanese announcement on our Web site released on August 28, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

To All Concerned Parties

September 1, 2008

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Property Acquisition Settlement and Amendments Regarding Property Details (KDX Hamamatsucho Dai-2 Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that it completed settlement for the acquisition of the following property on September 1, 2008.

1. Acquired Property

Property No.	Property Name	Type	Area	Acquisition Price (Millions of Yen) (Note)	Type of Acquisition
A-61	KDX Hamamatsucho Dai-2 Building	Office Building	Tokyo Metropolitan Area	2,200	Real estate

Note: Excluding acquisition costs, property tax, city-planning tax and consumption tax, etc.

Please refer to the press release, "Notice Concerning the Acquisition of Property (Conclusion of Agreement) (KDX Hamatsucho Dai-2 Building)," dated June 25, 2008, for the details of the property.

The aforementioned KDX Hamamatsucho Dai-2 Building shall hereafter be referred to as "the Property."

2. Amended Items in the Press Release dated June 25, 2008

"Property Details" in the aforementioned press release shall be partially amended or updated as follows.

Statement in Press Release dated June 25, 2008	Amended or Updated Statement	Reasons for Amendments
(1) A portion of the street on the property's west side (about 34mm) includes an undetermined public-private border. An	(1) Omitted	(1) Omitted in line with the completion of the boundary settlement



agreement has been reached, however, that the seller of the Property will assume responsibility for the settlement of the boundary and related costs.		
(2) One side signboard is mounted on the Property's wall surface, and building certification procedures have not been completed for this side signboard. An agreement has been reached, however, that the seller of the Property will assume responsibility to take corrective measures for said status by the time of settlement date and related costs.	(2) One side signboard was mounted on the Property's wall surface without undergoing appropriate building certification procedures. This signboard has, accordingly, been removed. The seller of the Property is expected to assume responsibility for conducting necessary construction at the seller's own expense and for obtaining official approvals for the installation of a new projecting signboard.	(2) Revised in line with the removal of the sideboard, which resulted in the Property complying with legal requirements

Attached Material

Property Portfolio after Acquisition of the Property



Reference Material

Property Portfolio after Acquisition of the Property

Type of Use	Area	Property Name	Acquisition Price (Millions of yen)(Note 1)	Ratio (Note 1)	Acquisition Date
	Tokyo Metropolitan Area	KDX Harumi Building	10,250	4.5%	June 30, 2008
		Toranomon Toyo Building	9,850	4.3%	June 1, 2007
		Hiei Kudan-Kita Building	7,600	3.3%	February 1, 2008
		KDX Ochanomizu Building	6,400	2.8%	April 2, 2007
		KDX Shiba-Daimon Building	6,090	2.6%	March 1, 2007
		KDX Kojimachi Building	5,950	2.6%	November 1, 2005
		KDX Nihonbashi 313 Building	5,940	2.6%	August 1, 2005
		Toshin 24 Building	5,300	2.3%	May 1, 2006
		KDX Hirakawacho Building	5,180	2.2%	August 1, 2005
		KDX Shin-Yokohama 381 Building	4,700	2.0%	February 1, 2008
		Ebisu East 438 Building	4,640	2.0%	May 1, 2006
		Higashi-Kayabacho Yuraku Building	4,450	1.9%	August 1, 2005
		KDX Toranomon Building	4,400	1.9%	April 17, 2007
		KDX Nishi-Gotanda Building	4,200	1.8%	December 1, 2006
		KDX Kawasaki-Ekimae Hon-cho Building	3,760	1.6%	February 1, 2008
		KDX Hatchobori Building	3,680	1.6%	August 1, 2005
		KDX Omori Building	3,500	1.5%	May 1, 2006
		KDX Hamamatsucho Building	3,460	1.5%	May 1, 2006
		KDX Roppongi 228 Building	3,300	1.4%	January 10, 2008
		KDX Higashi-Shinjuku Building	2,950	1.3%	September 1, 2006
		KDX Kayabacho Building	2,780	1.2%	May 1, 2006
		KDX Jimbocho Building	2,760	1.2%	March 31, 2008
		Nissou Dai-17 Building	2,710	1.1%	February 1, 2008
		KDX Shinbashi Building	2,690	1.1%	May 1, 2006
		KDX Nakano-Sakaue Building	2,533	1.1%	August 1, 2005
		KDX Shin-Yokohama Building	2,520	1.1%	May 1, 2006
		Harajuku F.F. Building	2,450	1.0%	August 1, 2005
		Ikejiri-Oohashi Building	2,400	1.0%	February 1, 2008
		KDX Kajicho Building	2,350	1.0%	July 3, 2006
		KDX Hamacho Nakanohashi Building	2,310	1.0%	February 1, 2008
		KDX Hamacho Building	2,300	1.0%	March 16, 2006
		KDX Shinjuku 286 Building	2,300	1.0%	June 1, 2007
		FIK Minami Aoyama	2,270	1.0%	August 1, 2005
		KDX Funabashi Building	2,252	0.9%	March 1, 2006
		KDX Hamamatsucho Dai-2 Building (Note 2)	2,200	0.9%	September 1, 2008



	Shin-toshin Maruzen Building	2,110	0.9%	February 29, 2008
	KDX Okachimachi Building	2,000	0.8%	March 1, 2007
	KDX Gobancho Building	1,951	0.8%	March 31, 2008
	Kanda Kihara Building	1,950	0.8%	August 1, 2005
	KDX Yotsuya Building	1,950	0.8%	May 1, 2006
	KDX Iwamoto-cho Building	1,864	0.8%	May 1, 2008
	KDX Shinjuku-Gyoen Building	1,610	0.7%	August 1, 2005
	KDX Kiba Building	1,580	0.6%	June 20, 2006
	KDX Nishi-Shinjuku Building	1,500	0.6%	April 2, 2007
	KDX Monzen-Nakacho Building	1,400	0.6%	January 19, 2007
	KDX Kanda Misaki-cho Building	1,380	0.6%	February 1, 2008
	KDX Hon-Atsugi Building	1,305	0.5%	March 1, 2007
	KDX Hachioji Building	1,155	0.5%	March 1, 2007
	KDX Nogizaka Building	1,065	0.4%	July 14, 2006
	KDX Koishikawa Building	704	0.3%	August 1, 2005
Other Regional Areas	Sakae 4-chome Office Building (Tentative Name)(Note 3)	8,325 (Note 4)	3.6%	Land: April 25, 2008 Building: July 1, 2009 (planned)
	Portus Center Building	5,570	2.4%	September 21, 2005
	Karasuma Building	5,400	2.3%	June 1, 2007
	KDX Hakata-Minami Building	4,900	2.1%	February 1, 2008
	KDX Hakata Building	2,350	1.0%	June 1, 2007
	KDX Kitahama Building	2,220	0.9%	February 1, 2008
	KDX Sendai Building	2,100	0.9%	June 1, 2007
	KDX Minami Semba Dai-1 Building	1,610	0.7%	May 1, 2006
	KDX Minami Semba Dai-2 Building	1,560	0.6%	May 1, 2006
	KDX Niigata Building	1,305	0.5%	March 1, 2007
Tokyo Metropolitan Area	Frame Jinnan-zaka	9,900	4.3%	August 1, 2005
	KDX Yoyogi Building	2,479	1.0%	September 30, 2005
Tokyo Metropolitan Area	Residence Charmante Tsukishima	5,353	2.3%	May 1, 2006
	Court Mejiro	1,250	0.5%	August 1, 2005
	Apartments Motoazabu	1,210	0.5%	August 1, 2005
	Apartments Wakamatsu-Kawada	1,180	0.5%	August 1, 2005
	Gradito Kawaguchi	1,038	0.4%	June 30, 2006
	Court Shin-Okachimachi	878	0.3%	May 1, 2006
Other Regional Areas	Venus Hibarigaoka	1,800	0.7%	December 8, 2005
Total of 69 Properties		226,378	100.0%	Portfolio PML 5.30% (Note 5)



Notes:

1. Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.
2. The current name of the "KDX Hamamatsucho Dai-2 Building" is the "Hamamatsucho Daiwa Building." Following the acquisition, the Investment Corporation intends to carry out procedures to change the name of the building.
3. The property name has not yet been decided as of today, as the building is still under construction. The property name will be decided by the date the Investment Corporation acquires the building
4. Acquisition Price of ¥8,325 million is the total of the Land acquired on April 25, 2008 (¥4,000 million) and the Building planned to be acquired on July 1, 2009 (¥4,325 million).
5. Sakae 4-chome Office Building (Tentative Name) is not included in the Portfolio PML.



Translation Purpose Only

September 11, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning the Change for the Asset Management Company Important Employees

Kenedix Realty Investment Corporation announced that the Board of Directors of Kenedix REIT Management, Inc. ("the Asset Management Company"), the asset management company for the Investment Corporation, resolved the personnel change in the Asset Management Company. Details are as follows.

Change of Important Employee (Date of Change: September 16, 2008)

Before Change	After Change
Name: Koju Komatsu Title: Compliance Officer	Name: Yuuji Kamimura Title: Compliance Officer Name: Koju Komatsu Title: Senior Manager, Investment Management Division

The aforementioned change of important employee ("Important employee" mean the "employees who supervise work concerning guidance for complying with laws and regulations" based on Artilce 15-4 of the Finacial Instruments and Exchange Law Enforment Ordinance.) will be reported to the Commissioner of the Financial Services Agency pursuant to the Finacial Instruments and Exchange Law. Furthermore, such change in importance employee will be reported to the Minister of Land, Infrastructure and Transport pursuant to the requirements of discretionary real estate brokerage licenses.

(Reference Material)

The newly-appointed Compliance Officer' brief personal history is as follows.

Title	Name	Brief Personal History	
Compliance Officer	Yuuji Kamimura	April 1981	Joined The Long-Term Credit Bank of Japan, Ltd. (current Shinsei Bank, Ltd.)
		August 1992	External assignment to JNR Settlement Corporation
		August 1994	Transferred to Corporate Sales Division II (The Long-Term Credit Bank of Japan, Ltd.)
		June 1997	Transferred to Markets Division



		October 1999	Transferred to Trading and Securities Operations Division
		June 2000	Transferred to Compliance Officer of Compliance Division (Shinsei Bank, Ltd.)
		September 2008	Joined Kenedix REIT Management, Inc
		September 16, 2008	Assigned as Compliance Officer (newly-appointed planned)

This notice is the English translation of the Japanese announcement on our Web site released on September 11, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

September 18, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced its decision to undertake debt financing. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute debt financing agreement to apply the funds toward the repayment of short-term borrowings (Series 19 (total of ¥1,250 million)). (Note)

Note: For details, please refer to the press release "Notice Concerning Debt Financing," dated September 18, 2007 for Series 19.

2. Details of Debt Financing

Long-term Debt (Series 30)

(1)	Lender	:	The Chuo Mitsui Trust and Banking Co., Limited
(2)	Amount	:	¥1,250 million
(3)	Interest Rate	:	1.71335% fixed rate of interest
(4)	Drawdown Date	:	September 22, 2008
(5)	Debt Financing Method	:	The Investment Corporation executed an individual debt financing agreement with the aforementioned lender on September 18, 2008.
(6)	Interest Payment Date	:	First interest payment on October 31, 2008, and at the end of January, April and July each year thereafter, and the last interest payment on March 22, 2011.
(7)	Repayment Date	:	March 22, 2011
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed



3. Use of Funds

Debt financing shall be used for repayment of Series 19.

4. Total Debt Financing Balance after Additional Borrowing and Status of Investment Corporation Bonds

(Billions of yen)

	Balance Prior to Additional Debt Financing	Balance After Additional Debt Financing	Change
Short-Term Borrowings (Note1)	6.75	5.5	-1.25
Long-Term Borrowings (Note2)	81.5	82.75	+1.25
Total Borrowings Balance	88.25	88.25	+0.0
Investment Corporation Bonds	12.0	12.0	+0.0
Total of Debt Financing	100.25	100.25	+0.0

Notes:

1. Short-term borrowings refer to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date.
2. Long-term borrowings refer to debt financing with a period of more than one year from the drawdown date to the repayment date.

【Attachment】

Status of Debt Financing Balance based on Commitment Line Agreements

(Billions of yen)

	Balance as of September 22, 2008
Total Borrowings Available under Commitment Line Agreements	5.0
Total Borrowings Balance based on Commitment Line Agreements	3.5

This notice is the English translation of the Japanese announcement on our Web site released on September 18, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.


KENEDIX
Realty Investment Corporation

Translation Purpose Only

September 26, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing and Conclusion of Memorandum of Understanding on Commitment Line Agreement

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced its decision to undertake debt financing and to conclude the memorandum of understanding on commitment line agreement. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute debt financing agreement to apply the funds toward the repayment of short-term borrowings (Series 26-L (total of ¥2,000 million)). (Note)

Note: For details, please refer to the press releases "Notice Concerning Commitment Line Agreement," dated March 21, 2008 and "Notice Concerning Debt Financing," dated June 26, 2008 for Series 26-L.

2. Details of Debt Financing

Long-term Debt (Series 31-L)

(1)	Lender	:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(2)	Amount	:	¥2,000 million
(3)	Interest Rate	:	1.81797% fixed rate of interest
(4)	Drawdown Date	:	September 30, 2008
(5)	Debt Financing Method	:	Debt financing is based on the commitment line agreement dated March 21, 2008 and memorandum of understanding dated September 26, 2008 with the aforementioned lender. (Note)
(6)	Interest Payment Date	:	First interest payment on December 30, 2008, and at the end of March, June, September and December each year thereafter, and the last interest payment on March 31, 2011.
(7)	Repayment Date	:	March 31, 2011
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: For details, please refer to the press release "Notice Concerning Commitment Line Agreement" dated March 21, 2008.



3. **Use of Funds**

Debt financing shall be used for repayment of Series 26-L.

4. **Details of Memorandum of Understanding on Commitment Line Agreement (Note)**

(1) Lender : The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(2) Commitment Period : *March 21, 2008 through March 31, 2011 (including the stated dates)*

(3) Repayment Date : March 31, 2011

(4) Collateral : Unsecured, Unguaranteed

Note: The memorandum of understanding applies only to the borrowing mentioned above (Series 31-L) and does not impact other borrowings based on the commitment line agreement.

5. **Total Debt Financing Balance after Additional Borrowing and Status of Investment Corporation Bonds**

(Billions of yen)

	Balance Prior to Additional Debt Financing	Balance After Additional Debt Financing	Change
Short-Term Borrowings (Note1)	5.5	3.5	-2.0
Long-Term Borrowings (Note2)	82.75	84.75	+2.0
Total Borrowings Balance	88.25	88.25	+0.0
Investment Corporation Bonds	12.0	12.0	+0.0
Total of Debt Financing	100.25	100.25	+0.0

Notes:

1. Short-term borrowings refer to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date.
2. Long-term borrowings refer to debt financing with a period of more than one year from the drawdown date to the repayment date.

[Attachment]

Status of Debt Financing Balance based on Commitment Line Agreements

(Billions of yen)

	Balance as of September 30, 2008
Total Borrowings Available under Commitment Line Agreements	5.0
Total Borrowings Balance based on Commitment Line Agreements	3.5

This notice is the English translation of the Japanese announcement on our Web site released on September 26, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

October 23, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Announcement of Operating Forecasts for the Fiscal Period Ending April 30, 2009

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced its operating forecasts for the eighth fiscal period (November 1, 2008 to April 30, 2009). Details are provided as follows.

1. Forecasts for the Eighth Fiscal Period Ending April 30, 2009 (November 1, 2008 to April 30, 2009)

(Millions of yen unless otherwise stated)

	Operating Revenues	Ordinary Income	Net Income	Distributions per Unit (Yen)	Distributions in Excess of Earnings per Unit (Yen)
Eighth Fiscal Period (November 1, 2008 to April 30, 2009)	8,251	2,881	2,880	14,400	—

[Reference] Forecasted number of investment units issued and outstanding as of April 30, 2009: 200,000 units

[Explanatory Notes]
1. Forecast figures are calculated based on the "Preconditions and Assumptions for the Fiscal Period Ending April 30, 2009" (separate document attached) as of the date of this release. Readers are advised that actual operating revenues, ordinary income, net income and distributions per unit may differ significantly from forecasts due to a variety of reasons including the future acquisition or sale of real estate and changes in the Investment Corporation's operating environment including the real estate market. Accordingly, the Investment Corporation does not guarantee payment of the forecasted distribution per unit.
2. In the event that significant changes to the aforementioned forecasts are expected, the Investment Corporation may revise its forecasts.
3. Figures are rounded down.

(Reference) Forecasts for the Seventh Fiscal Period Ending October 31, 2008 (May 1, 2008 to October 31, 2008) previously announced on June 11, 2008 in the FINANCIAL REPORT for the Sixth Fiscal Period

(Millions of yen unless otherwise stated)

	Operating Revenues	Ordinary Income	Net Income	Distributions per Unit (Yen)	Distributions in Excess of Earnings per Unit (Yen)
Seventh Fiscal Period (May 1, 2008 to October 31, 2008)	8,174	3,003	3,002	15,000	—



[Attachment]

Preconditions and Assumptions for the Fiscal Period Ending April 30, 2009

	Preconditions and Assumptions
Calculation Period	• The eighth fiscal period: November 1, 2008 to April 30, 2009 (181 days)
Property Portfolio	• Forecasts are based on the 69 properties held as of October 23, 2008 and will remain unchanged (no new properties will be acquired and no existing properties will be sold) up to and including the end of the eighth fiscal period. • The property portfolio may change, however, due to a variety of factors.
Operating Revenues	• Rental revenues are estimated based on historical performance and a variety of factors including leasing market conditions.
Operating Expenses	• Property-related expenses other than depreciation are estimated based on historic expenses, adjusted to reflect the expenses variables. • In general, property tax and city planning tax are allocated to the seller and purchaser on a pro rata basis at the time of acquisition settlement. In the case of the Investment Corporation, an amount equivalent to the portion allocated to the purchaser is included in the acquisition price of the property. Repairs, maintenance and renovation expenses are estimated based on the amounts budgeted by the asset management company for each property and amounts considered essential for each period. Actual repairs, maintenance and renovation expenses for each fiscal period may, however, differ significantly from estimated amounts due to unforeseen circumstances or emergencies. • For the eighth fiscal period, an amount of ¥1,413 million has been estimated for depreciation expense.
Non-Operating Expenses	• The Investment Corporation is amortizing unit issuance costs over a period of three years using the straight-line method. • Interest payable (including financing related expenses) of ¥940 million is forecasted for the eighth fiscal period.
Borrowings and Investment Corporation Bonds	• The balances of the borrowings and investment corporation bonds as of October 23, 2008 are ¥88.2 billion and ¥12 billion, respectively. The Investment Corporation plans to repay a portion, ¥1.5 billion, of the long-term debt (series 3-C), which will mature on October 31, 2008, using cash in hand. Forecasts are based on the assumption that the balances of the resultant borrowings, which total ¥86.7 billion, and the investment corporation bonds will remain unchanged up to and including the end of the eighth fiscal period.
Investment Units Issued and Outstanding	• The number of investment units issued and outstanding as of October 23, 2008 is 200,000 units. Forecasts are based on the assumption that the number of investment units issued and outstanding will remain unchanged.
Distributions per Unit	• Distributions per unit are calculated in accordance with the distribution policy outlined in the Investment Corporation's Articles of Incorporation. • Actual distributions per unit may differ significantly from forecasted figures due to a variety of reasons including movements in investment assets, rental revenues impacted by tenant movements or the incidence of major unforeseen renovation expense.
Distributions in Excess of Earnings per Unit	• The Investment Corporation does not currently anticipate distributions in excess of earnings per unit.



	Preconditions and Assumptions
Other	• Forecasts are based on the assumption that any revisions to regulatory requirements, taxation, accounting standards, public listing regulations or requirements of the Investment Trusts Association, Japan will have no impact on forecasted figures. • Forecasts are based on the assumption that there will be no major unforeseen changes in economic trends or in real estate and other markets



Translation Purpose Only

October 27, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced its decision to undertake debt financing. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute debt financing agreements to apply the funds toward the repayment of Series 3-C (total of ¥3,500 million) and Series 20-A (total of ¥1,000 million) with a repayment date of October 31, 2008. (Note)

Note: For details, please refer to the press releases "Notice Concerning Debt Financing and Interest Rate Swap Agreement," dated October 28, 2005 for Series 3-C and "Notice Concerning Debt Financing and Prepayment of Debt Financing," dated October 29, 2007 for Series 20-A.

2. Rationale

①Short-Term Borrowing (Series 32-A)

(1)	Lender	:	Mitsubishi UFJ Trust and Banking Corporation
(2)	Amount	:	¥1,000 million
(3)	Interest Rate	:	Floating rate of interest: Six-month yen TIBOR +0.60% (Note)
(4)	Drawdown Date	:	October 31, 2008
(5)	Debt Financing Method	:	The Investment Corporation plans to execute an individual debt financing agreement with the aforementioned lender on October 28, 2008.
(6)	Interest Payment Date	:	April 30, 2009 and October 31, 2009
(7)	Repayment Date	:	October 31, 2009
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate for October 31, 2008 through April 30, 2009 will be determined on October 29, 2008. The interest rate after April 30, 2009 shall be disclosed as and when determined.



②Short-Term Borrowing (Series 32-L)

(1)	Lender	:	Citibank Japan, Ltd.
(2)	Amount	:	¥1,500 million
(3)	Interest Rate	:	Floating rate of interest: Three-month yen TIBOR +0.35% (Note 1)
(4)	Drawdown Date	:	October 31, 2008
(5)	Debt Financing Method	:	Debt financing is based on the commitment line agreement dated January 11, 2008 with the aforementioned lender. (Note 2)
(6)	Interest Payment Date	:	First interest payment on January 31, 2009, and at the end of April and July, and October 30, 2009.
(7)	Repayment Date	:	October 30, 2009
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Notes:

1. The interest rate for October 31, 2008 through January 31, 2009 will be determined on October 29, 2008. The interest rate after January 31, 2009 shall be disclosed as and when determined.
2. For details, please refer to the press release "Notice Concerning (Planned) Commitment Line Agreement" dated December 11, 2007.

③Long-Term Borrowing (Series 32-B)

(1)	Lender	:	Resona Bank, Ltd.
(2)	Amount	:	¥500 million
(3)	Interest Rate	:	Fixed rate of interest: (Note)
(4)	Drawdown Date	:	October 31, 2008
(5)	Debt Financing Method	:	The Investment Corporation executed an individual debt financing agreement with the aforementioned lender on October 27, 2008.
(6)	Interest Payment Date	:	First interest payment on January 31, 2009, and at the end of April, July, October and January each year thereafter.
(7)	Repayment Date	:	October 31, 2010
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate for October 31, 2008 through October 31, 2010 will be determined on October 29, 2008.

The aforementioned borrowings shall hereafter be referred to as "the Borrowings."

3. Use of Funds

The Borrowings shall be used for repayment of Series 3-C and Series 20-A. In addition, the Investment Corporation plans to repay a portion, ¥1.5 billion, of the long-term debt (series 3-C), using cash on hand.

4. Total Debt Financing Balance after Additional Borrowings and Status of Investment Corporation Bonds

(Billions of yen)

	Balance Prior to Additional Debt Financing	Balance After Additional Debt Financing	Change
Short-Term Borrowings (Note1)	3.5	5.0	+1.50
Long-Term Borrowings (Note2)	84.75	81.75	-3.00
Total Borrowings Balance	88.25	86.75	-1.50
Investment Corporation Bonds	12.0	12.0	+0.0
Total of Debt Financing	100.25	98.75	-1.50

Notes:

1. Short-term borrowings refer to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date.
2. Long-term borrowings refer to debt financing with a period of more than one year from the drawdown date to the repayment date.



[Reference Materials]

For the following reference materials, borrowings and the investment corporation bonds shall referred to as "debt." Data as of October 31, 2008 includes the Borrowings.

1. Ratio of Floating Interest Rate Debt and Fixed Interest Rate Debt (As of October 31, 2008)


Floating interest rate debt
¥5.0B 5.1%

The Investment Corporation has entered into interest-rate swap agreements to fix cost levels on floating rate long-term borrowings to avoid the risk of future increase in interest rates.

2. Ratio of Short-Term Debt, Current Potion of Long-Term Debt and Long-Term Debt (As of October 31, 2008)


Short-term debt
¥5.0B 5.1%
Current Potion of long-term debt
¥19.0B 19.2%

The Investment Corporation will seek to diversify its debt repayment period to reduce refinancing risk, maintain long-term debt ratios at or above prudent levels and issue investment corporation bonds with the aim of extending the average repayment period of its liabilities.

3. Breakdown of Debt Providers (As of October 31, 2008) (Unit: ¥ Billion)


Chiba Bank, 0.8
Investment Corporation Bonds, 12
Sumitomo Mitsui Banking Corporation, 18.95
Mitsui Sumitomo F&M, 1.7
Citibank, 2.5
Norinchukin Bank, 4
Resona Bank, 4.3
Chuo Mitsui Trust and Banking, 14.5
Mitsubishi UFJ Trust and Banking, 7.2
Bank of Tokyo-Mitsubishi UFJ, 9.8
Aozora Bank, 12
Development Bank of Japan, 11

The Investment Corporation procures funds from Sumitomo Mitsui Banking Corporation and the Chuo Mitsui Trust and Banking Co., Ltd, and nine other lenders (excluding the investment corporation bonds).


KENEDIX
Realty Investment Corporation

4. Changes in Interest-Bearing Debt Ratio


60.0%
50.0%
40.0%
30.0%
37.5%
45.6%
38.7%
47.0%
35.3%
38.9%
41.2%
(Forecast)
End of 1st Period
End of 2nd Period
End of 3rd Period
End of 4th Period
End of 5th Period
End of 6th Period
End of 7th Period (Forecast)

Note: The forecast interest-bearing debt ratio as of the end of the seventh fiscal period is calculated based on the *following preconditions:*

Total assets: Consisting of total assets as of the end of the sixth fiscal period and the acquisition prices of the properties acquired during the seventh fiscal period (KDX Iwamoto-cho Building, KDX Harumi Building and KDX Hamamatsucho Dai-2 Building) and excluding the book values of the properties sold during the seventh fiscal period (Hakata Ekimae Dai-2 Building and ZARA Tenjin Nishi-dori).

Balance of Interest-Bearing Debt: Estimated balance of borrowings as of the end of seventh fiscal period

The Investment Corporation is conscious of maintaining a conservative financial strategy together with an appropriate interest-bearing debt ratio (a balance between total assets and interest-bearing debt). Currently, the target ratio is set between 30 to around 50%.

5. Amount of Debt Maturing in Each Year (As of October 31, 2008) (Unit: ¥Billion)


Long-Term Borrowings
Investment Corporation Bonds
Short-Term Borrowings
20
18
16
14
12
10
8
6
4
2
0
2.5
2.5
2008 2H
2009 1H
2009 2H
2010 1H
2010 2H
2011 1H
2011 2H
2012 1H
2012 2H
2013 1H
2013 2H
2014 1H
2014 2H
2015 1H
2015 2H
2016 1H
2016 2H

Notes:
1. Shows the amounts of debt maturing in each Half.
2. 1H is from April 1 to September 30, 2H is from October 1 to March 31 of the following year and are not indentical with the fiscal period of the Investment Corporation (e.g. 2008, 2H is from October 1, 2008 to March 31, 2009)

The Investment Corporation strives to diversify repayment dates for its debt financing in an effort to reduce refinancing risk.

6. Ratio of Unsecured Borrowings

Since its public listing through to the end of the seventh fiscal period, the Investment Corporation has undertaken flexible debt funding on both unsecured and unguaranteed basis.



7. Purchase and Sale of Properties and the Status of Borrowings During the Seventh Fiscal Period


(¥Billion)
35
30
25
20
15
10
0.5
0
Amount of Repayment Borrowings (¥19.25B)
Amount of Refinanced Borrowings (¥17.75B)

The breakdown of new borrowings to support the acquisition of additional assets and refinanced borrowings are as follows.

① New Borrowings

Classification	Borrowing Amount (¥ Billion)	Drawdown Date	Borrowing Period (Year)
Series 25-A	1.0	May 1, 2008	3.5
Series 25-L (Note)	1.0	May 1, 2008	0.5
Series 26-A	1.0	June 30, 2008	2.7
Series 26-B	1.5	June 30, 2008	4.0
Series 26-C	3.0	June 30, 2008	4.5
Series 26-L (Note)	2.0	June 30, 2008	0.3
Series 29	1.0	September 1, 2008	3.0
Total	10.5	-	-

Note: Borrowing is based on the commitment line agreements.



② Refinanced Borrowings

Classification	Borrowing Amount (¥ Billion)	Drawdown Date	Borrowing Period (Year)	Borrowing Classification Before Refinance
Series 27	2.0	July 15, 2008	2.7	Short-Term
Term Loan 28-A	2.5	July 31, 2008	1.5	Long-Term
Term Loan 28-B	3.5	July 31, 2008	2.5	Long-Term
Term Loan 28-C	3.5	July 31, 2008	3.0	Long-Term
Series 30	1.25	September 22, 2008	2.5	Short-Term
Series 31-L (Note)	2.0	September 30, 2008	2.5	Short-Term
Series 32-A	1.0	October 31, 2008	1.0	Short-Term
Series 32-B	0.5	October 31, 2008	2.0	Long-Term
Series 32-L (Note)	1.5	October 31, 2008	1.0	Long-Term
Total	17.75	-	-	-

Note: Borrowing is based on the commitment line agreements.

8. Status of Debt Financing Balance based on Commitment Line Agreements

(Billions of yen)

	Balance as of October 31, 2008
Total Borrowings Available under Commitment Line Agreements	5.0
Total Borrowings Balance based on Commitment Line Agreements	5.0

This notice is the English translation of the Japanese announcement on our Web site released on October 27, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



Translation Purpose Only

October 29, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination (Series 32)

Kenedix Realty Investment Corporation today announced the details of interest rate and applicable period for debt financing (Series 32) which was announced in the press release "Notice Concerning Debt Financing" dated October 27, 2008. Details are provided in the following table.

Classification (Note 1)	Lender	Balance (Billions of Yen)	Interest Rate	Drawdown Date	Repayment Date
Series 32-A (Short-Term)	Mitsubishi UFJ Trust and Banking Corporation	1.0	1.51750% (Note 2)	October 31, 2008	October 31, 2009
Series 32-L (Short-Term)	Citibank Japan, Ltd.	1.5	1.23583% (Note 3)	October 31, 2008	October 30, 2009
Series 32-B (Long-Term)	Resona Bank, Ltd.	0.5	1.56500% (Note 4)	October 31, 2008	October 31, 2010

Notes:

1. Short-term borrowing refers to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date. Long-term borrowing refers to debt financing with a period of more than one year from the drawdown date to the repayment date.
2. The interest rate covers the period commencing October 31, 2008 through April 30, 2009. Thereafter, the interest rate shall be calculated based on the six-month yen TIBOR +0.60%. The interest rate after April 30, 2009, shall be disclosed as and when determined.
3. The interest rate covers the period commencing October 31, 2008 through January 31, 2009. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.35%. The interest rate after January 31, 2009, shall be disclosed as and when determined.
4. The interest rate covers the period commencing October 31, 2008 through October 31, 2010.
5. All of the abovementioned borrowing is unsecured without any outstanding guarantees.



Translation Purpose Only

October 29, 2008

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
2-2-9 Shimbashi, Minato-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
Director / General Manager, Financial Planning Division
TEL.: +81-3-3519-3491

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation today announced the details of interest rate and applicable period for debt financing outlined in the following table.

Classification (Note 1)	Lender	Balance (Billions of Yen)	Interest Rate (Note2)	Drawdown Date	Repayment Date
Series 21-A (Short-Term)	The Chuo Mitsui Trust and Banking Company, Ltd.	1.0	1.14653% (Note 3)	January 10, 2008	January 10, 2009

Notes:

1. Short-term borrowing refers to debt financing with a period of less than or equal to one year from the drawdown date to the repayment date.
2. Interest payment period: October 31, 2008 to January 10, 2009
3. Three-month yen TIBOR + 0.30%
4. The abovementioned borrowings are unsecured without any outstanding guarantees.

This notice is the English translation of the Japanese announcement on our Web site released on October 29, 2008. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

END